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PAYLOCITY HOLDING CORPORATION

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-200448

        Prospectus

4,600,000 Shares

Paylocity Holding Corporation

Common Stock

        We are selling 750,000 shares of common stock. The selling stockholders identified in this prospectus are selling an additional 3,850,000 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "PCTY." On December 11, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $26.68.

        We are an "emerging growth company" under the federal securities laws and, as such, are subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$26.2500	$120,750,000
Underwriting discounts and commissions(1)	$1.2468	$5,735,280
Proceeds to us, before expenses	$25.0032	$18,752,400
Proceeds to the selling stockholders, before expenses	$25.0032	$96,262,320

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

        The underwriters may also purchase up to an additional 690,000 shares of common stock from the selling stockholders, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

        The underwriters expect to deliver the shares of common stock on or about December 17, 2014.

Deutsche Bank Securities	BofA Merrill Lynch	William Blair

JMP Securities	Raymond James	Needham & Company

December 11, 2014.

paylocity®

*We are a cloud-based provider of payroll and HCM software solutions purpose-built for medium-sized organizations.*

Payroll
Talent Management
Core HR + Benefits
Time + Labor
Paylocity's SaaS/Cloud

        We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared and filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should carefully read the entire prospectus, including the financial statements and related notes included in this prospectus and the section entitled "Risk Factors," before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to "Paylocity," "the Company," "our company," "we," "us," and "our" refer to Paylocity Holding Corporation, a Delaware corporation, and, where appropriate, its wholly-owned subsidiary. References to any year herein refer to the twelve months ended June 30 of the year indicated unless otherwise specified.

 Paylocity Holding Corporation

Overview

        We are a cloud-based provider of payroll and human capital management, or HCM, software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2014, we served approximately 8,500 clients across the U.S., which on average had over 100 employees. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the human resource, payroll and finance capabilities of our clients.

        Our multi-tenant software platform is highly configurable and includes a unified suite of payroll and HCM applications, such as time and labor tracking, benefits and talent management. Our solutions have been organically developed from our core payroll solution, which we believe is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. Our payroll and HCM applications use a unified database and provide robust on-demand reporting and analytics. Our platform provides intuitive self-service functionality for employees and managers combined with seamless integration across all our solutions. We supplement our comprehensive software platform with an integrated implementation and client service organization, which is designed to meet the needs of medium-sized organizations.

        We market and sell our products primarily through our direct sales force. We generate sales leads through a variety of focused marketing initiatives and by referrals from our extensive referral network of 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants. We derive revenue from a client based on the solutions purchased by the client, the number of client employees and the amount, type and timing of services provided in respect of those client employees.

        We have experienced significant growth in recent years. Our total revenues increased from $55.1 million in fiscal 2012 to $77.3 million in fiscal 2013, representing a 40% year-over-year increase, and to $108.7 million in fiscal 2014, representing a 41% year-over-year increase. Our recurring revenues increased from $52.5 million in fiscal 2012 to $72.8 million in fiscal 2013, representing a 39% year-over-year increase, and to $101.9 million in fiscal 2014, representing a 40% year-over-year increase. Our annual revenue retention rate was greater than 92% in each of the fiscal years 2012, 2013 and 2014. Although we do not have long-term contracts with our clients and our agreements with clients are generally terminable on 60 days or less notice, our recurring revenue model and our high annual revenue retention rates provide significant visibility into our future operating results. As of June 30, 2014, we had approximately 8,500 clients. For more information about our key operating metrics, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics."

        We have invested, and intend to continue to invest, in growing our business by expanding our sales and marketing activities, increasing research and development to expand and improve our product offerings, and scaling our technical infrastructure and operations. We incurred net losses of $7.1 million in fiscal 2014 and had net income of $1.7 million and $617,000 in fiscal 2012 and 2013, respectively.

Industry Background

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Organizations are faced with complex and ever-changing requirements, including diverse federal, state and local regulations across multiple jurisdictions. In addition, the workplace operating environment is rapidly changing as employees become increasingly mobile, work remotely and expect a user experience similar to that of consumer-oriented Internet applications. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in this complex and dynamic environment.

        We believe that existing payroll and HCM solutions have limitations that cause them to underserve the unique needs of medium-sized organizations. Traditional payroll service providers are primarily focused on delivery of a variety of payroll processing services, insurance products and HR business process outsourcing solutions. Many of these solutions offer limited capabilities and lack a unified and configurable payroll and HCM suite. Enterprise-focused payroll and HCM software vendors offer solutions that are designed for the complex needs and structures of large enterprises. As a result, their solutions can be overly complex, expensive and time-consuming to implement, operate and maintain.

        The market opportunity is driven by the importance of payroll and HCM solutions to the successful management of organizations. According to market analyses published by International Data Corporation, or IDC, titled Worldwide and U.S. Human Capital Management Applications 2014-2018 Forecast (May 2014) and U.S. Payroll Outsourcing Services 2013-2017 Forecast and Analysis (October 2013), the U.S. market for HCM applications and payroll outsourcing services is estimated to be $22.6 billion in 2014. To estimate our addressable market, we focus our analysis on the number of U.S. medium-sized organizations and the number of their employees. According to the U.S. Census Bureau, there were over 565,000 firms with 20 to 999 employees in the U.S. in 2010, employing over 40 million persons. We estimate that if clients were to buy our entire suite of existing solutions at list prices, they would spend approximately $220 per employee annually. Based on this analysis, we believe our current target addressable market is approximately $8.8 billion. Although our existing clients do not typically buy our entire suite of solutions, we plan to sell a broader selection of solutions to our existing clients by expanding their use of our solutions.

Our Solution

        Our solution provides the following key benefits to our clients:

  •
  Comprehensive Platform Optimized for Medium-Sized Organizations.  Our solutions empower finance and HR professionals in medium-sized organizations to drive strategic human capital decisions by providing enterprise-grade payroll and HCM applications, including robust reporting and analytics. Our unified platform fully automates payroll and HCM processes, enabling our clients to focus on core business activities.

  •
  Modern, Intuitive User Experience.  Our intuitive, easy-to-use interface is based on current technology and automatically adapts to users' devices, including mobile platforms. Our platform's self-service functionality and performance management applications provide employees with an engaging experience.

  •
  Flexible and Configurable Platform.  We design our solutions to be flexible and configurable, allowing our clients to match their use of our software with their specific business processes and workflows. Our platform has been organically developed from a common code base, data structure and user interface, providing a consistent user experience with powerful features that are easily adaptable to our clients' needs.

  •
  Highly-Attractive SaaS Solution for Medium-Sized Organizations.  Our solutions are cloud-based and offered on a subscription basis, making them easier and more affordable to implement, operate and update.

  •
  Seamless Integration with Extensive Ecosystem of Partners.  Our platform offers our clients automated data integration with over 200 related third-party partner systems, such as 401(k), benefits and insurance provider systems. This integration reduces the complexity and risk of error of manual data transfers and saves time for our clients and their employees.

Our Strategy

        We intend to strengthen and extend our position as a cloud-based provider of payroll and HCM software solutions to medium-sized organizations. Key elements of our strategy include:

  •
  Grow Our Client Base.  We believe that our current client base represents only a small portion of the medium-sized organizations that could benefit from our solutions. In order to acquire new clients, we plan to continue to grow our sales organization aggressively across all U.S. geographies.

  •
  Expand Our Product Offerings.  We plan to increase investment in software development to continue to advance our platform and expand our product offerings. For example, we recently introduced new onboarding functionality that enables payroll and HR departments to deliver a highly intuitive, mobile-responsive onboarding experience to new hires.

  •
  Increase Average Revenue Per Client.  Our average revenue per client has consistently increased in each of the last three years as we have broadened our product offerings. We plan to further grow average revenue per client by selling a broader selection of products to new clients and deepening relationships with existing clients by expanding their use of our products.

  •
  Extend Technological Leadership.  We believe that our organically developed cloud-based multi-tenant software platform, combined with our unified database architecture, enhances the experience and usability of our products. We plan to continue our technology innovation, as we have done with our mobile applications, social features and analytics capabilities.

  •
  Further Develop Our Referral Network.  We have developed a strong network of referral participants, such as 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants that recommend our solutions and provide referrals. We plan to increase integration with third-party providers and expand our referral network to grow our client base and lower our client acquisition costs.

Summary Risk Factors

        Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the section titled "Risk Factors" elsewhere in this prospectus before making a decision to invest in our common stock. If any of these risks and uncertainties occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose all or part of your investment. Below is a summary of some of the principal risks we face:

  •
  We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

  •
  Our quarterly operating results have fluctuated in the past and may continue to fluctuate.

  •
  Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

  •
  The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

  •
  If we fail to adequately expand our direct sales force with qualified and productive sales representatives, we may not be able to grow our business effectively.

  •
  Insiders will continue to have substantial control over us after this offering, which may affect the trading price for our common stock and delay or prevent a third party from acquiring control over us.

  •
  The trading price of our common stock may be subject to wide fluctuations.

        Upon completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their respective affiliates, will beneficially own, in the aggregate, approximately 70.2% of our outstanding common stock. See "Risk Factors—Insiders will continue to have substantial control over us after this offering, which may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us."

Corporate Information

        We were incorporated in July 1997 as an Illinois corporation. In November 2005, we changed our name to Paylocity Corporation. In November 2013, we effected a restructuring whereby Paylocity Corporation became a wholly-owned subsidiary of Paylocity Holding Corporation, a Delaware corporation. Except as otherwise provided herein, this prospectus gives effect to this restructuring. All of our business operations are conducted by Paylocity Corporation.

        We are headquartered in Arlington Heights, Illinois. Our principal executive offices are located at 3850 N. Wilke Road, Arlington Heights, Illinois 60004. Our telephone number is (847) 463-3200. Our corporate website address is www.paylocity.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

        Paylocity and "Apple and Orange" and other trademarks or service marks of Paylocity appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

 THE OFFERING

Common stock offered by us	750,000 shares
Common stock offered by the selling stockholders	3,850,000 shares
Common stock to be outstanding after this offering	50,327,236 shares
Option to purchase additional shares offered by the selling stockholders	690,000 shares
Use of proceeds

We intend to use the net proceeds from this offering primarily for working capital and other general corporate purposes, including to finance our growth, develop new technologies and fund capital expenditures. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section titled "Use of Proceeds."

Risk Factors	You should read carefully "Risk Factors" in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
NASDAQ Global Select Market symbol	PCTY

        Except as otherwise indicated, all information in this prospectus is based upon 49,577,236 shares of common stock outstanding as of September 30, 2014 and excludes:

  •
  4,600,430 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014 having a weighted average exercise price of $10.96 per share;

  •
  479,594 shares of common stock subject to restricted stock unit agreements outstanding as of September 30, 2014;

  •
  1,952,469 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Equity Incentive Plan; and

  •
  1,000,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Employee Stock Purchase Plan.

        Unless otherwise noted, the information in this prospectus assumes:

  •
  No exercise of outstanding options after September 30, 2014;

  •
  No purchase of shares in this offering by our officers and directors; and

  •
  No exercise by the underwriters of their option to purchase additional shares.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. Our fiscal year ends on June 30. The summary consolidated statement of operations data for each of the three fiscal years ended June 30, 2012, 2013 and 2014 and the summary consolidated balance sheet data as of June 30, 2013 and 2014 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the three months ended September 30, 2013 and 2014 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2014 has been derived from our unaudited financial statements for such period, included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$51,211	$71,309	$100,362	$20,738	$29,142
Interest income on funds held for clients	1,263	1,459	1,582	353	363

Total recurring revenues	52,474	72,768	101,944	21,091	29,505
Implementation services and other	2,622	4,526	6,743	1,278	1,604

Total revenues	55,096	77,294	108,687	22,369	31,109

Cost of revenues:
Recurring revenues	22,054	28,863	37,319	7,993	10,057
Implementation services and other	7,040	10,803	17,775	3,754	5,395

Total cost of revenues	29,094	39,666	55,094	11,747	15,452

Gross profit	26,002	37,628	53,593	10,622	15,657

Operating expenses:
Sales and marketing	12,828	18,693	28,276	5,189	9,078
Research and development	1,788	6,825	10,355	1,956	4,027
General and administrative	8,618	12,079	21,980	3,911	7,448

Total operating expenses	23,234	37,597	60,611	11,056	20,553

Operating income (loss)	2,768	31	(7,018)	(434)	(4,896)
Other income (expense)	(196)	(16)	163	28	49

Income (loss) before income taxes	2,572	15	(6,855)	(406)	(4,847)
Income tax (benefit) expense	884	(602)	255	(362)	28

Net income (loss)	$1,688	$617	$(7,110)	$(44)	$(4,875)

Net income (loss) attributable to common stockholders	$998	$(2,291)	$(9,392)	(825)	(4,875)
Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$(0.07)	$(0.26)	$(0.03)	$(0.10)
Diluted	$0.02	$(0.07)	$(0.26)	$(0.03)	$(0.10)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	43,873	31,988	36,707	31,988	49,566
Diluted	44,317	31,988	36,707	31,988	49,566

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands, except per share data)
Other Financial Data:
Adjusted Gross Profit(1)	$28,729	$40,695	$57,029	$11,227	$16,889
Adjusted Recurring Gross Profit(1)	$33,147	$46,972	$67,458	$13,703	$20,389
Adjusted EBITDA(1)	$7,660	$6,301	$5,448	$1,188	$367

	As of June 30,
			As of September 30, 2014
	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,594	$78,848	72,843
Working capital(2)	2,305	67,137	64,513
Funds held for clients	355,905	417,261	432,225
Total assets	377,916	528,151	538,725
Debt, current portion	625	—	—
Client fund obligations	355,905	417,261	432,225
Long-term debt, net of current portion	938	—	—
Redeemable convertible preferred stock	36,573	—	—
Stockholders' equity (deficit)	(26,592)	91,134	89,770

(1)
We use Adjusted Gross Profit, Adjusted Recurring Gross Profit, and Adjusted EBITDA to evaluate our operating results. We prepare Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA to eliminate the impact of items we do not consider indicative of our ongoing operating performance. However, Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or GAAP, and these metrics may not be comparable to similarly-titled measures of other companies.

We define Adjusted Gross Profit as gross profit before amortization of capitalized internal-use software, stock-based compensation expenses and one-time bonus pay-outs funded by our founder, if any. We define Adjusted Recurring Gross Profit as total recurring revenues after cost of recurring revenues and before amortization of capitalized internal-use software, stock-based compensation expenses and one-time bonus pay-outs funded by our founder, if any. We define Adjusted EBITDA as net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization, stock-based compensation expenses and one-time bonus pay-outs funded by our founder.

We disclose Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA, which are non-GAAP measures, because we believe these metrics assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We believe these metrics are commonly used in the financial community to aid in comparisons of similar companies, and we present them to enhance investors' understanding of our operating performance and cash flows.

Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect our income tax expense or the cash requirement to pay our taxes;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Additionally, stock-based compensation will be an element of our overall compensation strategy, although we exclude it from Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA as an expense when evaluating our ongoing operating performance for a particular period.

Because of these limitations, you should not consider Adjusted Gross Profit as an alternative to gross profit, Adjusted Recurring Gross Profit as an alternative to total recurring revenues, or Adjusted EBITDA as an alternative to net income (loss) or cash provided by operating activities, in each case as determined in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results, and we use Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA only as supplemental information.

Directly comparable GAAP measures to Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA are gross profit, total recurring revenues and net income (loss), respectively. We reconcile Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA as follows:

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Reconciliation from Gross Profit to Adjusted Gross Profit
Gross profit	$26,002	$37,628	$53,593	$10,622	$15,657
Amortization of capitalized research and development costs	2,727	3,067	2,195	605	593
Stock-based compensation expense	—	—	920	—	639
One-time bonus pay-outs funded by our founder	—	—	321	—	—

Adjusted Gross Profit	$28,729	$40,695	$57,029	$11,227	$16,889

	Years Ended June 30,			Three Months Ended September 30
	2012	2013	2014	2013	2014
	(in thousands)
Reconciliation from Total Recurring Revenues to Adjusted Recurring Gross Profit
Total recurring revenues	$52,474	$72,768	$101,944	$21,091	$29,505
Cost of recurring revenues	(22,054)	(28,863)	(37,319)	7,993	10,057

Recurring gross profit	30,420	43,905	64,625	13,098	19,448
Amortization of capitalized research and development costs	2,727	3,067	2,195	605	593
Stock-based compensation expense	—	—	496	—	348
One-time bonus pay-outs funded by our founder	—	—	142	—	—

Adjusted Recurring Gross Profit	$33,147	$46,972	$67,458	$13,703	$20,389

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Reconciliation from Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$1,688	$617	$(7,110)	$(44)	$(4,875)
Interest expense	261	192	67	22	—
Income tax (benefit) expense	884	(602)	255	(362)	28
Depreciation and amortization	4,624	5,571	6,336	1,391	1,931

EBITDA(3)	7,457	5,778	(452)	1,007	(2,916)
Stock-based compensation expense(4)	203	523	4,929	181	3,283
One-time bonus pay-outs funded by our founder	—	—	971	—	—

Adjusted EBITDA	$7,660	$6,301	$5,448	$1,188	$367

(2)
Working capital is defined as current assets minus current liabilities.
(3)
Earnings before interest, taxes, depreciation and amortization.
(4)
The following table presents stock-based compensation expense as included in the various lines of our consolidated statements of operations:

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Cost of revenue—recurring	$—	$—	$496	$—	$348
Cost of revenue—non-recurring	—	—	424	—	291

Total cost of revenue	—	—	920	—	639
Sales and marketing	—	—	765	—	884
Research and development	—	—	615	—	535
General and administrative	203	523	2,629	181	1,225

Total operating expenses	203	523	4,009	181	2,644

Total stock-based compensation	$203	$523	$4,929	$181	$3,283

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider all the risk factors and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in our common stock. If any of the following risks were to materialize, our business, financial condition, results of operations and future prospects could be materially and adversely affected. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or even all of your investment in our common stock.

We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

        We have incurred net losses from time to time. We incurred net losses of $7.1 million in fiscal 2014 and net losses of $4.9 million for the first quarter of fiscal 2015. We have been growing our number of clients rapidly, and as we do so, we incur significant sales and marketing, services and other related expenses. Our profitability will be significantly influenced by our ability to attain sufficient scale and productivity to achieve recurring revenues that are sufficient to support the incremental costs to obtain and support new clients. We intend for the foreseeable future to continue to focus predominately on adding new clients, and we cannot predict when we will achieve sustained profitability, if at all. We also expect to make other significant expenditures and investments in research and development to expand and improve our product offerings and technical infrastructure. In addition, as a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company. These increased expenditures will make it harder for us to achieve and maintain profitability. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to maintain profitability, and we may incur losses for the foreseeable future.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate, causing the value of our common stock to decline substantially.

        Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Moreover, our stock price might be based on expectations of future performance that are unrealistic or that we might not meet and, if our revenue or operating results fall below such expectations, the price of our common stock could decline substantially.

        Our number of new clients increases more during our third fiscal quarter ending March 31 than during the rest of our fiscal year, primarily because many new clients prefer to start using our payroll and HCM solutions at the beginning of a calendar year. In addition, client funds and year-end activities are traditionally higher during our third fiscal quarter. As a result of these factors, our total revenue and expenses have historically grown disproportionately during our third fiscal quarter as compared to other quarters.

        In addition to other risk factors listed in this section, some of the important factors that may cause fluctuations in our quarterly operating results include:

  •
  The extent to which our products achieve or maintain market acceptance;

  •
  Our ability to introduce new products and enhancements and updates to our existing products on a timely basis;

  •
  Competitive pressures and the introduction of enhanced products and services from competitors;

  •
  Changes in client budgets and procurement policies;

  •
  The amount and timing of our investment in research and development activities and whether such investments are capitalized or expensed as incurred;

  •
  The number of our clients' employees;

  •
  Timing of recognition of revenues and expenses;

  •
  Client renewal rates;

  •
  Seasonality in our business;

  •
  Technical difficulties with our products or interruptions in our services;

  •
  Our ability to hire and retain qualified personnel;

  •
  Changes in the regulatory requirements and environment related to the products and services which we offer; and

  •
  Unforeseen legal expenses, including litigation and settlement costs.

        We do not have long-term agreements with clients, and our standard agreements with clients are generally terminable by our clients upon 60 or fewer days' notice. If a significant number of clients elected to terminate their agreements with us, our operating results and our business would be adversely affected.

        In addition, a significant portion of our operating expenses are related to compensation and other items which are relatively fixed in the short-term, and we plan expenditures based in part on our expectations regarding future needs and opportunities. Accordingly, changes in our business or revenue shortfalls could decrease our gross and operating margins and could cause significant changes in our operating results from period to period. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

        Our operating results for previous fiscal quarters are not necessarily indicative of our operating results for the full fiscal years or for any future periods. We believe that, due to the underlying factors for quarterly fluctuations, quarter-to-quarter comparisons of our operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance.

Failure to manage our growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy.

        We have been rapidly growing our revenue and number of clients, and we will seek to do the same for the foreseeable future. However, the growth in our number of clients puts significant strain on our business, requires significant capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train, and retain a significant number of qualified sales, implementation, client service, software development, information technology and management personnel. We also must maintain and enhance our technology infrastructure and our financial and accounting systems and controls. If we fail to effectively manage our growth or we over-invest or under-invest in our business, our business and results of operations could suffer from the resultant weaknesses in our infrastructure, systems or controls. We could also suffer operational mistakes, a loss of business opportunities and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy.

The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

        The market for payroll and HCM solutions is fragmented, highly competitive and rapidly changing. Our competitors vary for each of our solutions, and include enterprise-focused software providers, such as Ultimate Software Group, Inc., Workday, Inc., SAP AG, Oracle Corporation and Ceridian Corporation, payroll service providers, such as Automatic Data Processing, Inc., Paychex, Inc. and other regional providers, and HCM point solutions, such as Cornerstone OnDemand, Inc.

        Several of our competitors are larger, have greater name recognition, longer operating histories and significantly greater resources than we do. Many of these competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. As a result, our competitors may be able to develop products and services better received by our markets or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or client requirements.

        In addition, current and potential competitors have established, and might in the future establish, partner or form other cooperative relationships with vendors of complementary products, technologies or services to enable them to offer new products and services, to compete more effectively or to increase the availability of their products in the marketplace. New competitors or relationships might emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. In light of these advantages, current or potential clients might accept competitive offerings in lieu of purchasing our offerings. We expect intense competition to continue for these reasons, and such competition could negatively impact our sales, profitability or market share.

If we do not continue to innovate and deliver high-quality, technologically advanced products and services, we will not remain competitive and our revenue and operating results could suffer.

        The market for our solutions is characterized by rapid technological advancements, changes in client requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position.

        Our success depends in substantial part on our continuing ability to provide products and services that medium-sized organizations will find superior to our competitors' offerings and will continue to use. We intend to continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high-quality products that clients will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

        In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

        We may not have sufficient resources to make the necessary investments in software development and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly complex client requirements of the marketplace or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, client requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position.

If we are unable to release periodic updates on a timely basis to reflect changes in tax, benefit and other laws and regulations that our products help our clients address, the market acceptance of our products may be adversely affected and our revenues could decline.

        Our solutions are affected by changes in tax, benefit and other laws and regulations and generally must be updated regularly to maintain their accuracy and competitiveness. Although we believe our SaaS platform provides us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. Failure to do so could have an adverse effect on the functionality and market acceptance of our solutions. In addition, significant changes in tax, benefit and other laws and regulations could require us to make significant modifications to our products, which could result in substantial expenses.

Because of the way we recognize our revenue and our expenses over varying periods, changes in our business may not be immediately reflected in our financial statements.

        We recognize our revenue as services are performed. The amount of revenue we recognize in any particular period is derived in significant part based on the number of employees of our clients served by our solutions. As a result, our revenue is dependent in part on the success of our clients. The effect on our revenue of significant changes in sales of our solutions or in our clients' businesses may not be fully reflected in our results of operations until future periods.

        We recognize our expenses over varying periods based on the nature of the expense. In particular, we recognize implementation costs and sales commissions as they are incurred even though we recognize revenue as we perform services over extended periods. When a client terminates its relationship with us, we may not have derived enough revenue from that client to cover associated implementation costs. As a result, we may report poor operating results due to higher implementation costs and sales commissions in a period in which we experience strong sales of our solutions. Alternatively, we may report better operating results due to lower implementation costs and sales commissions in a period in which we experience a slowdown in sales. As a result, our expenses fluctuate as a percentage of revenue, and changes in our business generally may not be immediately reflected in our results of operations.

If our security measures are breached or unauthorized access to client data or funds is otherwise obtained, our solutions may be perceived as not being secure, clients may reduce the use of or stop using our solutions and we may incur significant liabilities.

        Our solutions involve the storage and transmission of our clients' and their employees' proprietary and confidential information. This information includes bank account numbers, tax return information, social security numbers, benefit information, retirement account information, payroll information and system passwords. In addition, we collect and maintain personal information on our own employees in the ordinary course of our business. Finally, our business involves the storage and transmission of funds from the accounts of our clients to their employees, taxing and regulatory authorities and others. As a result, unauthorized access or security breaches of our systems or the systems of our clients could result in the unauthorized disclosure of confidential information, theft, litigation, indemnity obligations and other significant liabilities. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are employed, we may be unable to anticipate these techniques or to implement adequate preventative measures in advance. While we have security measures and controls in place to protect confidential information, prevent data loss, theft and other security breaches, including penetration tests of our systems by independent third parties, if our security measures are breached, our business could be substantially harmed and we could incur significant liabilities. Any such breach or unauthorized access could negatively affect our ability to attract new clients, cause existing clients to terminate their agreements with us, result in reputational damage and subject us to lawsuits, regulatory fines or other actions or liabilities which could materially and adversely affect our business and operating results.

        There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim related to a breach or unauthorized access. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately expand our direct sales force with qualified and productive persons, we may not be able to grow our business effectively.

        We primarily sell our products and implementation services through our direct sales force. To grow our business, we intend to focus on growing our client base for the foreseeable future. Our ability to add clients and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force personnel and on their ability to productively sell our solutions. Identifying and recruiting qualified personnel and training them in the use of our software require significant time, expense and attention. The amount of time it takes for our sales representatives to be fully-trained and to become productive varies widely. In addition, if we hire sales representatives from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

        If our sales organization does not perform as expected, our revenues and revenue growth could suffer. In addition, if we are unable to hire, develop and retain talented sales personnel, if our sales force becomes less efficient as it grows or if new sales representatives are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to grow our client base and revenues and our sales and marketing expenses may increase.

If our referral network participants reduce their referrals to us, we may not be able to grow our client base or revenues in the future.

        Referrals from third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, represent a significant source of potential clients for our products and implementation services. For example, we estimate that greater than 25% of our new sales in fiscal 2014 were referred to us from our referral network participants, and our referral network may become an even more significant source of client referrals in the future. In most cases, our relationships with referral network participants are informal, although in some cases, we have formalized relationships where we are a recommended vendor for their client.

        Participants in our referral network are generally under no contractual obligation to continue to refer business to us, and we do not intend to seek contractual relationships with these participants. In addition, these participants are generally not compensated for referring potential clients to us, and may choose to instead refer potential clients to our competitors. Our ability to achieve revenue growth in the future will depend, in part, upon continued referrals from our network.

        There can be no assurance that we will be successful in maintaining, expanding or developing our referral network. If our relationships with participants in our referral network were to deteriorate or if any of our competitors enter into strategic relationships with our referral network participants, sales leads from these participants could be reduced or cease entirely. If we are not successful, we may lose sales opportunities and our revenues and profitability could suffer.

If the market for cloud-based payroll and HCM solutions among medium-sized organizations develops more slowly than we expect or declines, our business could be adversely affected.

        We believe that the market for cloud-based payroll and HCM solutions is not as mature among medium-sized organizations as the market for outsourced services or on-premise software and services. It is not certain that cloud-based solutions will achieve and sustain high levels of client demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption by medium-sized organizations of cloud-based computing in general, and of payroll and other HCM applications in particular. It is difficult to predict client adoption rates and demand for our solutions, the future growth rate and size of the cloud-based market or the entry of competitive solutions. The expansion of the cloud-based market depends on a number of factors, including the cost, performance, and perceived value associated with cloud-based computing, as well as the ability of cloud-based solutions to address security and privacy concerns. If other cloud-based providers experience security incidents, loss of client data, disruptions in delivery or other problems, the market for cloud-based applications as a whole, including our solutions, may be negatively affected. If cloud-based payroll and HCM solutions do not achieve widespread adoption among medium-sized organizations, or there is a reduction in demand for cloud-based computing caused by a lack of client acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in a loss of clients, decreased revenues and an adverse impact on our business.

We typically pay employees and may pay taxing authorities amounts due for a payroll period before a client's electronic funds transfers are finally settled to our account. If client payments are rejected by banking institutions or otherwise fail to clear into our accounts, we may require additional sources of short-term liquidity and our operating results could be adversely affected.

        Our payroll processing business involves the movement of significant funds from the account of a client to employees and relevant taxing authorities. For example, in fiscal 2014 we processed almost $39 billion in payroll transactions. Though we debit a client's account prior to any disbursement on its behalf, due to Automated Clearing House, or ACH, banking regulations, funds previously credited could be reversed under certain circumstances and timeframes after our payment of amounts due to employees and taxing and other regulatory authorities. There is therefore a risk that the employer's funds will be insufficient to cover the amounts we have already paid on its behalf. While such shortage and accompanying financial exposure has only occurred in very limited instances in the past, should clients default on their payment obligations in the future, we might be required to advance substantial amounts of funds to cover such obligations. In such an event, we may be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, if at all, and our operating results and our liquidity could be adversely affected and our banking relationships could be harmed.

Adverse changes in economic or political conditions could adversely affect our operating results and our business.

        Our recurring revenues are based in part on the number of our clients' employees. As a result, we are subject to risks arising from adverse changes in economic and political conditions. The state of the economy and the rate of employment, which deteriorated in the recent broad recession, may deteriorate further in the future. If weakness in the economy continues or worsens, many clients may reduce their number of employees and delay or reduce technology purchases. This could also result in reductions in our revenues and sales of our products, longer sales cycles, increased price competition and clients' purchasing fewer solutions than they have in the past. Any of these events would likely harm our business, results of operations, financial condition and cash flows from operations.

        Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other HCM solutions or renegotiating their contracts with us. We have agreements with various large banks to execute ACH and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a failure of one of our banking partners or a systemic shutdown of the banking industry could result in the loss of client funds or impede us from accessing and processing funds on our clients' behalf, and could have an adverse impact on our business and liquidity.

If the banks that currently provide ACH and wire transfers fail to properly transmit ACH or terminate their relationship with us or limit our ability to process funds or we are not able to increase our ACH capacity with our existing and new banks, our ability to process funds on behalf of our clients and our financial results and liquidity could be adversely affected.

        We currently have agreements with nine banks to execute ACH and wire transfers to support our client payroll and tax services. If one or more of the banks fails to process ACH transfers on a timely basis, or at all, then our relationship with our clients could be harmed and we could be subject to claims by a client with respect to the failed transfers. In addition, these banks have no obligation to renew their agreements with us on commercially reasonable terms, if at all. If these banks terminate their relationships with us or restrict the dollar amounts of funds that they will process on behalf of our clients, their doing so may impede our ability to process funds and could have an adverse impact on our financial results and liquidity.

We depend on our senior management team and other key employees, and the loss of these persons or an inability to attract and retain highly skilled employees could adversely affect our business.

        Our success depends largely upon the continued services of our key executive officers, including Steven R. Beauchamp, our President and Chief Executive Officer. We also rely on our leadership team in the areas of research and development, sales, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. While we have employment agreements with certain of our executive officers, including Mr. Beauchamp, these employment agreements do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have an adverse effect on our business.

If we are unable to recruit and retain highly-skilled product development and other technical persons, our ability to develop and support widely-accepted products could be impaired and our business could be harmed.

        We believe that to grow our business and be successful, we must continue to develop products that are technologically-advanced, are highly integrable with third-party services, provide significant mobility capabilities and have pleasing and intuitive user experiences. To do so, we must attract and retain highly qualified personnel, particularly employees with high levels of experience in designing and developing software and Internet-related products and services. Competition for these personnel in the greater Chicago area and elsewhere is intense. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. We follow a practice of hiring the best available candidates wherever located, but as we grow our business, the productivity of our product development and other research and development may be adversely affected. In addition, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

The sale and support of products and the performance of related services by us entail the risk of product or service liability claims, which could significantly affect our financial results.

        Clients use our products in connection with the preparation and filing of tax returns and other regulatory reports. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to liability claims from users. Our agreements with our clients typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management's attention from our operations.

Privacy concerns and laws or other domestic regulations may reduce the effectiveness of our applications and adversely affect our business.

        Our clients collect, use and store personal or identifying information regarding their employees and their family members in our solutions. Federal and state government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage and disclosure of such personal information. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to our clients' businesses may limit the use and adoption of our applications and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our solutions.

        All of these legislative and regulatory initiatives may adversely affect our clients' ability to process, handle, store, use and transmit demographic and personal information regarding their employees and family members, which could reduce demand for our solutions.

        In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our products would be less effective, which may reduce demand for our applications and adversely affect our business.

Our business could be adversely affected if we do not effectively implement our solutions or our clients are not satisfied with our implementation services.

        Our ability to deliver our payroll and HCM solutions depends on our ability to effectively implement and to transition to, and train our clients on, our solutions. We do not recognize revenue from new clients until they process their first payroll. Further, our agreements with our clients are generally terminable by the clients on 60 days' notice. If a client is not satisfied with our implementation services, the client could terminate its agreement with us before we have recovered our costs of implementation services, which would adversely affect our results of operations and cash flows. In addition, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients.

Our business could be affected if we are unable to accommodate increased demand for our implementation services resulting from growth in our business.

        We may be unable to respond quickly enough to accommodate increased client demand for implementation services driven by our growth. The implementation process is the first substantive interaction with a new client. As a predicate to providing knowledgeable implementation services, we must have a sufficient number of personnel dedicated to that process. In order to ensure that we have sufficient employees to implement our solutions, we must closely coordinate hiring of personnel with our projected sales for a particular period. Because our sales cycle is typically only three to six weeks long, we may not be successful in coordinating hiring of implementation personnel to meet increased demand for our implementation services. Increased demand for implementation services without a corresponding staffing increase of qualified personnel could adversely affect the quality of services provided to new clients, and our business and our reputation could be harmed.

Any failure to offer high-quality client services may adversely affect our relationships with our clients and our financial results.

        Once our applications are deployed, our clients depend on our client service organization to resolve issues relating to our solutions. Our clients are medium-sized organizations with limited personnel and resources to address payroll and other HCM related issues. These clients rely on us more so than larger companies with greater internal resources and expertise. High-quality client services are important for the successful marketing and sale of our products and for the retention of existing clients. If we do not help our clients quickly resolve issues and provide effective ongoing support, our ability to sell additional products to existing clients would suffer and our reputation with existing or potential clients would be harmed.

        In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing clients. Any failure to maintain high-quality client services, or a market perception that we do not maintain high-quality client services, could adversely affect our reputation, our ability to sell our solutions to existing and prospective clients, and our business, operating results and financial position.

If we fail to manage our technical operations infrastructure, our existing clients may experience service outages and our new clients may experience delays in the deployment of our applications.

        We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our data center and other operations infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our applications. However, the provision of new hosting infrastructure requires significant lead time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses. If our operations infrastructure fails to keep pace with increased sales, clients may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our revenues.

        In addition, our ability to deliver our cloud-based applications depends on the development and maintenance of Internet infrastructure by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we have experienced and expect that we will experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients. To operate without interruption, both we and our clients must guard against:

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  Damage from fire, power loss, natural disasters and other force majeure events outside our control;

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  Communications failures;

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  Software and hardware errors, failures and crashes;

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  Security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

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  Other potential interruptions.

        We also rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. These licenses and hardware are generally commercially available on varying terms. However, it is possible that this hardware and software might not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

        Furthermore, our payroll application is essential to our clients' timely payment of wages to their employees. Any interruption in our service may affect the availability, accuracy or timeliness of these programs and could damage our reputation, cause our clients to terminate their use of our application, require us to indemnify our clients against certain losses due to our own errors and prevent us from gaining additional business from current or future clients.

Any disruption in the operation of our data centers could adversely affect our business.

        We host our applications and serve all of our clients from data centers located at our company headquarters in Arlington Heights, Illinois with a backup data center at a third-party facility in Kenosha, Wisconsin. We also may decide to employ additional offsite data centers in the future to accommodate growth.

        Problems faced by our data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the availability and processing of our solutions and related services and the experience of our clients. If our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business and cause us to incur additional expense. In addition, any financial difficulties faced by our third-party data center's operator or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in service levels at our third-party data center or any errors, defects, disruptions or other performance problems with our applications could adversely affect our reputation and may damage our clients' stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, subject us to potential liability or other expenses or adversely affect our renewal rates.

        In addition, while we own, control and have access to our servers and all of the components of our network that are located in our backup data center, we do not control the operation of this facility. The operator of our Wisconsin data center facility has no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew this agreement on commercially reasonable terms, or if the data center operator is acquired, we may be required to transfer our servers and other infrastructure to a new data center facility, and we may incur costs and experience service interruption in doing so.

Our software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

        Our payroll and HCM software is complex and may contain or develop undetected defects or errors, particularly when first introduced or as new versions are released. Despite extensive testing, from time to time we have discovered defects or errors in our products. In addition, because changes in employer and legal requirements and practices relating to benefits are frequent, we discover defects and errors in our software and service processes in the normal course of business compared against these requirements and practices. Material performance problems or defects in our products and services might arise in the future, which could have an adverse impact on our business and client relationship and subject us to claims.

        Moreover, software development is time-consuming, expensive and complex. Unforeseen difficulties can arise. We might encounter technical obstacles, and it is possible that we discover problems that prevent our products from operating properly. If they do not function reliably or fail to achieve client expectations in terms of performance, clients could cancel their agreements with us and/or assert liability claims against us. This could damage our reputation, impair our ability to attract or maintain clients and harm our results of operations.

        Defects and errors and any failure by us to identify and address them could result in delays in product introductions and updates, loss of revenue or market share, liability to clients or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our product or service processes might discourage existing or potential clients from purchasing from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results.

        Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our clients, their employees and taxing and other regulatory authorities regard as significant. The costs incurred in correcting any errors or in responding to regulatory authorities or to resulting claims or liability might be substantial and could adversely affect our operating results.

        We maintain insurance, but our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

        Our clients might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our product or service processes. A product liability claim and errors or omissions claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such a claim.

Client funds that we hold are subject to market, interest rate, credit and liquidity risks. The loss of these funds could have an adverse impact on our business.

        We invest funds held for our clients in liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, our client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility. Any loss of or inability to access client funds could have an adverse impact on our cash position and results of operations and could require us to obtain additional sources of liquidity.

        In addition, these funds are held in consolidated trust accounts, and as a result the aggregate amounts in the accounts exceed the applicable federal deposit insurance limits. We believe that since such funds are deposited in trust on behalf of our clients, the Federal Deposit Insurance Corporation, or the FDIC, would treat those funds as if they had been deposited by each of the clients themselves and insure each client's funds up to the applicable deposit insurance limits. If the FDIC were to take the position that it is not obligated to provide deposit insurance for our clients' funds or if the reimbursement of these funds were delayed, our business and our clients could be materially harmed.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales and our future sales may decrease. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our services and adversely impact our business.

        The application of federal, state, and local tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

        In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and interest for past amounts.

        For example, we might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or provision of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state's rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

        Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our clients typically pay us for applicable sales and similar taxes. Nevertheless, our clients might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our software and services to our clients and might adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.

Any future litigation against us could be costly and time-consuming to defend.

        We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our stock.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

        Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. Our proprietary technologies are not covered by any patent or patent application. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries.

        We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not be adequate to protect our proprietary technologies. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. In addition, we depend, in part, on technology of third parties licensed to us for our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solutions.

        In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms, or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse effect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

We may be sued by third parties for alleged infringement of their proprietary rights.

        There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our applications and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

        Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

        The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs.

        While we monitor the use of all open source software in our products, solutions, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations and financial condition.

If third-party software used in our products is not adequately maintained or updated, our business could be materially adversely affected.

        Our products utilize certain software of third-party software developers. For example, we license technology from bswift as part of our Paylocity Web Benefits solution. Although we believe that there are alternatives for these products, any significant interruption in the availability of such third-party software could have an adverse impact on our business unless and until we can replace the functionality provided by these products at a similar cost. We note that bswift has entered into an agreement to be acquired by Aetna, and if our relationship with bswift were to materially change or be terminated as a result of the acquisition, we would have to replace its functionality, which could cause us to incur additional expenses or lose revenue. Additionally, we rely, to a certain extent, upon such third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. We may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our applications, and could have a negative impact on our business.

        The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, resulting in reductions in the demand for Internet-based applications such as ours.

        In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by "viruses," "worms" and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer.

        Furthermore, the availability or performance of our applications could be adversely affected by a number of factors, including clients' inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. For example, our clients access our solutions through their Internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients' access to our solutions, adversely affect their perception of our applications' reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of our applications, our reputation could be adversely affected and we could lose clients.

Regulatory requirements placed on our software and services could impose increased costs on us, delay or prevent our introduction of new products and services, and impair the function or value of our existing products and services.

        Our products and services may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly.

We might require additional capital to support business growth, and this capital might not be available.

        We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to develop new products and services or enhance our existing services, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we might need to engage in equity or debt financings to secure additional funds. In addition, we will need to expand our ACH capacity as we grow our business. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing or ACH facility secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities and to grow our business. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our services present the potential for embezzlement, identity theft, or other similar illegal behavior by our associates with respect to third parties.

        Certain services offered by us involve collecting payroll information from individuals, and this frequently includes information about their checking accounts. Our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties, commit identity theft, or otherwise gain access to their data or funds. If any of our associates take, convert, or misuse such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing personal and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses than can have a negative impact on our business.

We rely on a third-party shipping provider to deliver printed checks to our clients, and therefore our business could be negatively impacted by disruptions in the operations of this third-party provider.

        We rely on third-party couriers such as the United Parcel Service, or UPS, to ship printed checks to our clients. Relying on UPS and other third-party couriers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their ability to perform tasks on our behalf. If UPS or other third-party couriers fail to perform their tasks, we could incur liability or suffer damages to our reputation, or both. If we are forced to use other third-party couriers, our costs could increase and we may not be able to meet shipment deadlines. Moreover, we may not be able to obtain terms as favorable as those we currently use, which could further increase our costs. These circumstances may negatively impact our business, financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

        We may in the future seek to acquire or invest in other businesses or technologies. The pursuit of potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

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  Inability to integrate or benefit from acquired technologies or services in a profitable manner;

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  Unanticipated costs or liabilities associated with the acquisition;

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  Incurrence of acquisition-related costs;

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  Difficulty integrating the accounting systems, operations and personnel of the acquired business;

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  Difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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  Difficulty converting the clients of the acquired business onto our applications and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

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  Diversion of management's attention from other business concerns;

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  Adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

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  The potential loss of key employees;

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  Use of resources that are needed in other parts of our business; and

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  Use of substantial portions of our available cash to consummate the acquisition.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

        Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Risks Related to this Offering and Ownership of Our Common Stock

Insiders will continue to have substantial control over us after this offering, which control may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

        Upon completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their respective affiliates, will beneficially own, in the aggregate, approximately 70.2% of our outstanding common stock. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section entitled "Principal and Selling Stockholders."

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively.

        Our management will have broad discretion in the use of proceeds from this offering, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our stock price may be subject to wide fluctuations.

        The trading price of our common stock has been highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this section of this prospectus and others such as:

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  Our operating performance and the operating performance of similar companies;

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  Announcements by us or our competitors of acquisitions, business plans or commercial relationships;

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  Any major change in our board of directors or senior management;

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  Publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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  The public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  Sales of our common stock by our directors and executive officers;

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  Adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

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  Short sales, hedging and other derivative transactions in our common stock;

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  The market's reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

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  Threatened or actual litigation; and

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  Other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from ongoing budget negotiations and intermittent government shutdowns in the United States, acts of God, war, incidents of terrorism, or responses to such events).

        In addition, the stock market in general and the market for Internet-related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have only declared or paid cash dividends on our common stock once since 2008 and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

        Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

        Upon completion of this offering, we will have 50,327,236 shares of common stock outstanding. The shares sold in this offering will be, and the 8,101,750 shares sold in our initial public offering were, immediately tradable without restriction. Of the remaining shares, 2,342,104 shares can be freely sold in the public market, subject in some cases to volume and other restrictions under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and 35,313,771 shares will be eligible for sale upon the expiration of lock-up agreements executed in connection with this offering, which is expected to occur 90 days after the date of this offering, subject in some cases to volume and other restrictions under Rules 144 and 701 under the Securities Act, and various vesting agreements. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

        On March 27, 2014, we registered 8,077,237 shares of our common stock that we have issued or may issue under our equity plans, which shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions under Rules 144 and 701 under the Securities Act, and various vesting agreements. In addition, some of our employees, including some of our named executive officers, have entered into 10b5-1 trading plans regarding sales of shares of our common stock. These plans provide for sales to occur from time to time. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Please see the section titled "Shares Eligible for Future Sale."

        Following this offering, holders of approximately 70.1% of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Please see the section titled "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

        As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for the fiscal year ending June 30, 2015, provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an "emerging growth company," as defined by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We have incurred and will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NASDAQ Global Select Market including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and made some activities more time consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we have incurred and expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We have hired additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

If securities or industry analysts do not continue to publish research or publish unfavorable or misleading research about our business, our stock price and trading volume could decline.

        The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes unfavorable or misleading research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the market for our stock and demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

        We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the stockholder becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. For more information, see the section entitled "Description of Capital Stock—Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law." In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws:

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  Authorize the issuance of "blank check" convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;

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  Establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

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  Require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

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  Provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

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  Prevent stockholders from calling special meetings; and

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  Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

        For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Although we are eligible under the JOBS Act to delay adoption of new or revised financial accounting standards until they are applicable to private companies, we have elected not to avail ourselves of this exclusion. This election by us is irrevocable.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of December 31 of that fiscal year, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) June 30, 2019.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If few securities analysts commence coverage of us upon the completion of this offering, or if one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Executive Compensation" contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact or statements related to present facts or current conditions, are forward-looking. You can identify forward-looking statements by terminology such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "predicts," "potential," "seeks," "should," "will," or "would," or the negative of these terms, or similar expressions.

        There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include, but are not limited to:

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  Our ability to attract new clients to enter into subscriptions for our products;

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  Our ability to service clients effectively and induce them to continue to use our products and subscribe to additional products;

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  Our ability to expand our sales organization to address effectively new geographies which we may target;

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  Our ability to continue to expand our referral network of third parties, and to continue to provide data integration services compatibility with other third-party service providers;

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  Our ability to accurately forecast revenue and appropriately plan our expenses;

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  Continued acceptance of SaaS as an effective method for delivery payroll and HCM solutions;

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  The attraction and retention of qualified employees and key personnel;

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  Our ability to protect and defend our intellectual property;

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  Costs associated with defending intellectual property infringement and other claims;

  •
  Unexpected events in the market for our solutions;

  •
  Future regulatory, judicial and legislative changes in our industry;

  •
  Changes in the competitive environment in our industry and in the market in which we operate; and

  •
  Other factors that we discuss in this prospectus in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

        You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from various sources (including IDC and other industry publications, surveys and forecasts, and our internal research), on assumptions that we have made, which we believe are reasonable, based on the data and other sources available to us and on our knowledge of the markets for our services. Our internal research has not been verified by any independent source. While we believe the market position, market opportunity, and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $18.3 million, based upon the public offering price of $26.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We do not have current specific plans for the use of the net proceeds from this offering. We generally intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, including to finance our growth, enhance and improve our products and services, fund capital expenditures, or expand our existing business through investments in or acquisitions of other businesses, solutions, or technologies. However, we do not have any commitments for any such investments or acquisitions at this time.

        Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

 MARKET PRICE OF COMMON STOCK

        Our common stock has been listed on the NASDAQ Global Select Market under the symbol "PCTY" since March 19, 2014. Prior to that date, there was no public trading market for our common stock. Our common stock priced at $17.00 per share in our initial public offering on March 18, 2014. The following table sets forth for the periods indicated the high and low intra-day sale prices per share of our common stock as reported on the NASDAQ Global Select Market:

	High	Low
Third Quarter Fiscal 2014 (from March 19, 2014)	$31.00	$22.11
Fourth Quarter Fiscal 2014	$25.07	$15.24
First Quarter Fiscal 2015	$26.00	$18.50
Second Quarter Fiscal 2015 (through December 11, 2014)	$30.41	$19.20

        On December 11, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $26.68 per share. As of September 30, 2014, we had 16 holders of record of our common stock. The actual number of holders of common stock is greater than these numbers of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

 DIVIDEND POLICY

        We declared and paid a one-time, special cash dividend on our common stock in the aggregate amount of $3,500,000 in May 2008. Neither Delaware law nor our amended and restated certificate of incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2014:

  •
  On an actual basis; and

  •
  On an adjusted basis to give effect to the sale by us of 750,000 shares of common stock by us in this offering at the public offering price of $26.25 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the information in this table together with our consolidated financial statements and related notes, the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$72,843	$91,112

Long-term debt, including current maturities	—
Stockholders' equity (deficit):
Preferred stock: $0.001 par value, 5,000 shares authorized and no shares outstanding, actual and as adjusted	—	—
Common stock: $0.001 par value, 155,000 shares authorized, 49,577 shares issued and outstanding, actual; 155,000 shares authorized, 50,327 shares issued and outstanding, as adjusted	50	50
Additional paid-in capital	128,766	147,035
Accumulated deficit	(39,046)	(39,046)

Total stockholders' equity	$89,770	$108,039

Total capitalization	$89,770	$108,039

        The number of shares of common stock outstanding set forth in the table above is based on 49,577,236 shares of common stock outstanding as of September 30, 2014 and excludes:

  •
  4,600,430 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014 having a weighted average exercise price of $10.96 per share;

  •
  479,594 shares of common stock subject to restricted stock unit agreements outstanding as of September 30, 2014;

  •
  1,952,469 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Equity Incentive Plan; and

  •
  1,000,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated statements of operations data for the fiscal years ended June 30, 2012, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2013 and 2014 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations data for the three months ended September 30, 2013 and 2014 and the selected consolidated balance sheet data presented below as of September 30, 2014 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data presented below as of June 30, 2012 has been derived from our audited consolidated financial statements not included in this prospectus and the selected consolidated balance sheet data presented below as of September 30, 2013 has been derived from unaudited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of future results. This selected consolidated financial data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$51,211	$71,309	$100,362	$20,738	$29,142
Interest income on funds held for clients	1,263	1,459	1,582	353	363

Total recurring revenues	52,474	72,768	101,944	21,091	29,505
Implementation services and other	2,622	4,526	6,743	1,278	1,604

Total revenues	55,096	77,294	108,687	22,369	31,109

Cost of revenues:
Recurring revenues	22,054	28,863	37,319	7,993	10,057
Implementation services and other	7,040	10,803	17,775	3,754	5,395

Total cost of revenues	29,094	39,666	55,094	11,747	15,452

Gross profit	26,002	37,628	53,593	10,622	15,657

Operating expenses:
Sales and marketing	12,828	18,693	28,276	5,189	9,078
Research and development	1,788	6,825	10,355	1,956	4,027
General and administrative	8,618	12,079	21,980	3,911	7,448

Total operating expenses	23,234	37,597	60,611	11,056	20,553

Operating income (loss)	2,768	31	(7,018)	(434)	(4,896)
Other (expense) income	(196)	(16)	163	28	49

Income (loss) before income taxes	2,572	15	(6,855)	(406)	(4,847)
Income tax (benefit) expense	884	(602)	255	(362)	28

Net income (loss)	$1,688	$617	$(7,110)	$(44)	$(4,875)

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands, except per share data)
Net income (loss) attributable to common stockholders	$998	$(2,291)	$(9,392)	$(825)	$(4,875)
Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$(0.07)	$(0.26)	$(0.03)	$(0.10)
Diluted	$0.02	$(0.07)	$(0.26)	$(0.03)	$(0.10)
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	43,873	31,988	36,707	31,988	49,566
Diluted	44,317	31,988	36,707	31,988	49,566

	As of June 30,			As of September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,031	$7,594	$78,848	$5,299	$72,843
Working capital	2,786	2,305	67,137	501	64,513
Funds held for clients	263,255	355,905	417,261	291,559	432,225
Total assets	284,943	377,916	528,151	313,186	538,725
Debt, current portion	1,625	625	—	625	—
Client fund obligations	263,255	355,905	417,261	291,559	432,225
Long-term debt, less current portion	1,563	938	—	781	—
Redeemable convertible preferred stock	36,573	36,573	—	36,573	—
Stockholders' equity (deficit)	(27,646)	(26,592)	91,134	(26,455)	89,770

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Furthermore, the statements included herein that are not based solely on historical facts are "forward looking statements." Such forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those anticipated by us in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the section titled "Risk Factors."

Overview

        We are a cloud-based provider of payroll and HCM software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2014, we served approximately 8,500 clients across the U.S., which on average had over 100 employees during each of the last three fiscal years. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the HR, payroll and finance capabilities of our clients.

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured to manage their human capital effectively.

        Our solutions were specifically designed to meet the payroll and HCM needs of medium-sized organizations. We designed our cloud-based platform to provide a unified suite of applications using a multi-tenant architecture. Our solutions are highly flexible and configurable and feature a modern, intuitive user experience. Our platform offers automated data integration with over 200 related third-party systems, such as 401(k), benefits and insurance provider systems.

        The Paylocity Web Pay product is our core payroll solution and was the first of our current offerings introduced into the market. We believe payroll is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. We have invested in, and we intend to continue to invest in, research and development to expand our product offerings and advance our platform.

        We believe there is a significant opportunity to grow our business by increasing our number of clients and we intend to invest in our business to achieve this purpose. We market and sell our solutions primarily through our direct sales force. We have increased our sales and marketing expenses as we have added sales representatives and related sales and marketing personnel. We intend to continue growing our sales and marketing organization across new and existing geographic territories. In addition to growing our number of clients, we intend to grow our revenue over the long term by increasing the number and quality of products that clients purchase from us. To do so, we must continue to enhance and grow the number of solutions we offer to advance our platform.

        Delivering a positive service experience is an essential element of our ability to sell our solutions and retain our clients. We seek to develop deep relationships with our clients through our unified service model, which has been designed to meet the service needs of medium-sized organizations. We expect to continue to invest in and grow our implementation and client service organization as our client base grows.

        We believe we have the opportunity to continue to grow our business over the long term, and to do so we have invested, and intend to continue to invest, across our entire organization. These investments include increasing the number of personnel across all functional areas, along with improving our solutions and infrastructure to support our growth. The timing and amount of these investments vary based on the rate at which we add new clients, add new personnel and scale our application development and other activities. Many of these investments will occur in advance of experiencing any direct benefit from them which will make it difficult to determine if we are effectively allocating our resources. We expect these investments to increase our costs on an absolute basis, but as we grow our number of clients and our related revenues, we anticipate that we will gain economies of scale and increased operating leverage. As a result, we expect our gross and operating margins will improve over the long term.

        As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. If general economic conditions were to deteriorate further, including declines in private sector employment growth and business productivity, increases in the unemployment rate and changes in interest rates, we may experience delays in our sales cycles, increased pressure from prospective customers to offer discounts and increased pressure from existing customers to renew expiring recurring revenue agreements for lower amounts. Our interest income on funds held for clients continues to be negatively impacted by historically low interest rates.

        Our operating subsidiary Paylocity Corporation was incorporated in July 1997 as an Illinois corporation. In November 2013, we formed Paylocity Holding Corporation, a Delaware corporation, of which Paylocity Corporation is now a wholly-owned subsidiary. Paylocity Holding Corporation had no operations prior to the restructuring. All of our business operations have historically been, and are currently, conducted by Paylocity Corporation, and the financial results presented herein are entirely attributable to the results of its operations.

Key Metrics

        We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

  Recurring Revenue Growth

        Our recurring revenue model and high annual revenue retention rates provide significant visibility into our future operating results and cash flow from operations. This visibility enables us to better manage and invest in our business. Recurring revenue, which is comprised of recurring fees and interest income on funds held for clients, increased from $52.5 million in fiscal 2012 to $72.8 million in fiscal 2013, representing a 39% year-over-year increase. Recurring revenue increased from $72.8 million in fiscal 2013 to $101.9 million in fiscal 2014, representing a 40% year-over-year increase. Recurring revenue represented 95%, 94% and 94% of total revenue in fiscal 2012, 2013, and 2014, respectively. Recurring revenue increased from $21.1 million for the three months ended September 30, 2013 to $29.5 million for the three months ended September 30, 2014, representing a 40% year-over-year increase. Recurring revenue represented 95% of total revenue for the three month periods ended September 30, 2013 and 2014.

  Client Count Growth

        We believe there is a significant opportunity to grow our business by increasing our number of clients. We have increased our number of clients from approximately 5,500 as of June 30, 2012 to approximately 8,500 as of June 30, 2014, representing compound annual growth rate of approximately 24%. The table below sets forth our client count for the periods indicated, rounded to the nearest fifty.

	Year Ended June 30,
	2012	2013	2014
Client Count	5,500	6,850	8,500

        The rate at which we add clients is highly variable and seasonal period-to-period as many clients switch solutions during the first calendar quarter of each year. Although many clients have multiple divisions, segments or locations, we only count such clients once for these purposes.

  Annual Revenue Retention Rate

        Our annual revenue retention rate has been in excess of 92% during each of the past three fiscal years. We calculate our annual revenue retention rate as our total revenue for the preceding 12 months, less the annualized value of revenue lost during the preceding 12 months, divided by our total revenue for the preceding 12 months. We calculate the annualized value of revenue lost by summing the recurring fees paid by lost clients over the previous twelve months prior to their termination if they have been a client for a minimum of twelve months. For those lost clients who became clients within the last twelve months, we sum the recurring fees for the period that they have been a client and then annualize the amount. We exclude interest income on funds held for clients from the revenue retention calculation. We believe that our annual revenue retention rate is an important metric to measure overall client satisfaction and the general quality of our product and service offerings.

  Recurring Fees from New Clients

        We calculate recurring fees from new clients as the percentage of year- to-date recurring fees from all clients on our solutions which had not been on or used any of our solutions for a full year as of the start of the current fiscal year. We believe recurring fees from new clients is an important metric to measure the expansion of our existing client base as well as the growth in our client base. For the first three months of fiscal 2014 and fiscal 2015, our recurring fees from new clients were 34% and 35%, respectively. Our recurring fees from new clients for both fiscal 2013 and 2014 were 44%.

  Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA

        We disclose Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA because we use them to evaluate our performance, and we believe Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA assist in the comparison of our performance across reporting periods by excluding certain items that we do not believe are indicative of our core operating performance. We believe these metrics are used in the financial community, and we present it to enhance investors' understanding of our operating performance and cash flows.

        Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or GAAP, and you should not consider Adjusted Gross Profit as an alternative to gross profit Adjusted Recurring Gross Profit as an alternative to total recurring revenues, or Adjusted EBITDA as an alternative to net income (loss) or cash provided by operating activities, in each case as determined in accordance with GAAP. In addition, our definition of Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA may be different than the definition utilized for similarly-titled measures used by other companies.

        We define Adjusted Gross Profit as gross profit before amortization of capitalized internal-use software, stock-based compensation expenses and one-time bonus pay-outs funded by our founder, if any. We define Adjusted Recurring Gross Profit as total recurring revenues after cost of recurring revenues and before amortization of capitalized internal-use software, stock-based compensation expenses and one-time bonus pay-outs funded by our founder, if any. We define Adjusted EBITDA as net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization, stock-based compensation expenses and one-time bonus pay-outs funded by our founder. The table below sets forth our Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA for the periods presented.

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Adjusted Gross Profit	$28,729	$40,695	$57,029	$11,227	$16,889
Adjusted Recurring Gross Profit	$33,147	$46,972	$67,458	$13,703	$20,389
Adjusted EBITDA	$7,660	$6,301	$5,448	$1,188	$367

        For a further discussion of Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA, including a reconciliation of Adjusted Gross Profit, Adjusted Recurring Gross Profit and Adjusted EBITDA to GAAP, see "Summary Consolidated Financial Data."

Basis of Presentation

Revenues

  Recurring Fees

        We derive the majority of our revenues from recurring fees attributable to our cloud-based payroll and HCM software solutions. Recurring fees for each client generally include a base fee in addition to a fee based on the number of client employees and the number of products a client uses. We also charge fees attributable to our preparation of W-2 documents and annual required filings on behalf of our clients. Over the past three years, our clients have consistently had on average over 100 employees. We derive revenue from a client based on the solutions purchased by the client, the number of client employees as well as the amount, type and timing of services provided in respect of those client employees. As such, the number of client employees on our system is not a good indicator of our financial results in any period. Recurring fees attributable to our cloud-based payroll and HCM solutions accounted for 93%, 92% and 92% of our total revenues during fiscal 2012, 2013 and 2014, respectively.

        Our agreements with clients do not have a specified term and are generally cancellable by the client on 60 days' or less notice. Our agreements do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. We recognize recurring fees in the period in which services are provided and when collection of fees is reasonably assured and the amount of fees is fixed or determinable.

  Interest Income on Funds Held for Clients

        We earn interest income on funds held for clients. We collect funds for employee payroll payments and related taxes in advance of remittance to employees and taxing authorities. Prior to remittance to employees and taxing authorities, we earn interest on these funds through financial institutions with which we have automated clearing house, or ACH, arrangements.

  Implementation Services and Other

        Implementation services and other revenues primarily consist of implementation fees charged to new clients for professional services provided to implement and configure our payroll and HCM solutions. Implementations of our payroll solutions typically require only three to six weeks at which point the new client's payroll is first run using our solution, our implementation services are deemed completed, and we recognize the related revenue. We implement additional HCM products as requested by clients and leverage the data within our payroll solution to accelerate our implementation processes. Implementation services and other revenues may fluctuate significantly from quarter to quarter based on the number of new clients, pricing and the product utilization.

Cost of Revenues

  Cost of Recurring Revenues

        Costs of recurring revenues are generally expensed as incurred, and include costs to provide our payroll and other HCM solutions primarily consisting of employee-related expenses, including wages, bonuses and benefits, relating to the provision of ongoing client support, payroll tax filing and distribution of printed checks and other materials. These costs also include third-party reseller costs, delivery costs, computing costs and amortization of capitalized software costs, as well as bank fees associated with client fund transfers. We expect to realize cost efficiencies over the long term as our business scales, resulting in improved operating leverage and increased margins.

        We capitalize a portion of our costs for software developed for internal use, which are then all amortized as a cost of recurring revenues. We amortized $2.7 million, $3.1 million and $2.2 million of capitalized internal-use software costs in fiscal 2012, 2013 and 2014, respectively.

  Cost of Implementation Services and Other

        Cost of implementation services and other consists almost entirely of employee-related expenses involved in the implementation of our payroll and other HCM solutions for new clients. Implementation costs are generally fixed in the short-term and exceed associated implementation revenue charged to each client. We intend to grow our business through acquisition of new clients, and doing so will require increased personnel to implement our solutions. Therefore our cost of implementation services and other is expected to increase in absolute dollars for the foreseeable future.

Operating Expenses

  Sales and Marketing

        Sales and marketing expenses consist primarily of employee-related expenses for our direct sales and marketing staff, including wages, commissions, bonuses and benefits, marketing expenses and other related costs. Commissions are primarily earned and recognized in the month when implementation is complete and the client first utilizes a service, typically by running its first payroll. Bonuses paid to sales staff for attainment of certain performance criteria are accrued in the fiscal year in which they are earned and are subsequently paid annually in the first fiscal quarter of the following year.

        We will seek to grow our number of clients for the foreseeable future and therefore our sales and marketing expense is expected to continue to increase in absolute dollars as we grow our sales organization and expand our marketing activities.

  Research and Development

        Research and development expenses consist primarily of employee-related expenses for our research and development and product management staff, including wages, benefits and bonuses. Additional expenses include costs related to the development, maintenance, quality assurance and testing of new technologies and ongoing refinement of our existing solutions. Research and development expenses, other than software development expenses qualifying for capitalization, are expensed as incurred.

        We capitalize a portion of our development costs related to internal-use software. The timing of our capitalized development projects may affect the amount of development costs expensed in any given period. The table below sets forth the amounts of capitalized and expensed research and development expenses for each of fiscal 2012, 2013 and 2014.

	Year Ended June 30,
	2012	2013	2014
	(in thousands)
Capitalized portion of research and development	$3,716	$1,967	$4,674
Expensed portion of research and development	1,788	6,825	10,355

Total research and development	$5,504	$8,792	$15,029

        We expect to grow our research and development efforts as we continue to broaden our product offerings and extend our technological leadership by investing in the development of new technologies and introducing them to new and existing clients. We expect research and development expenses to continue to increase in absolute dollars but to vary as a percentage of total revenue on a period-to-period basis.

  General and Administrative

        General and administrative expenses consist primarily of other employee-related costs, including wages, benefits, stock-based compensation and bonuses for our administrative, finance, accounting, and human resources departments. Additional expenses include consulting and professional fees, insurance and other corporate expenses.

        We expect our general and administrative expenses to increase in absolute dollars as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors' and officers' liability insurance and increased professional services expenses.

  Other Income (Expense)

        Other income (expense) consists primarily of interest income and expense. Interest income represents interest received on our cash and cash equivalents. Interest expense consists primarily of the interest incurred on outstanding borrowings under our note payable. We expect to use a portion of the net proceeds of this offering to retire amounts outstanding under our note payable.

Results of Operations

        The following table sets forth our statements of operations data for each of the periods indicated.

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	$51,211	$71,309	$100,362	$20,738	$29,142
Interest income on funds held for clients	1,263	1,459	1,582	353	363

Total recurring revenues	52,474	72,768	101,944	21,091	29,505
Implementation services and other	2,622	4,526	6,743	1,278	1,604

Total revenues	55,096	77,294	108,687	22,369	31,109

Cost of revenues:
Recurring revenues	22,054	28,863	37,319	7,993	10,057
Implementation services and other	7,040	10,803	17,775	3,754	5,395

Total costs of revenues	29,094	39,666	55,094	11,747	15,452

Gross profit	26,002	37,628	53,593	10,622	15,657

Operating expenses:
Sales and marketing	12,828	18,693	28,276	5,189	9,078
Research and development	1,788	6,825	10,355	1,956	4,027
General and administrative	8,618	12,079	21,980	3,911	7,448

Total operating expenses	23,234	37,597	60,611	11,056	20,553

Operating income (loss)	2,768	31	(7,018)	(434)	(4,896)
Other income (expense)	(196)	(16)	163	28	49

Income (loss) before income taxes	2,572	15	(6,855)	(406)	(4,847)
Income tax (benefit) expense	884	(602)	255	(362)	28

Net income (loss)	$1,688	$617	$(7,110)	$(44)	$(4,875)

        The following table sets forth our statements of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended June 30,			Three Months Ended September 30,
	2012	2013	2014	2013	2014
Consolidated Statements of Operations Data:
Revenues:
Recurring fees	93%	92%	92%	93%	94%
Interest income on funds held for clients	2%	2%	2%	2%	1%

Total recurring revenues	95%	94%	94%	95%	95%
Implementation services and other	5%	6%	6%	5%	5%

Total revenues	100%	100%	100%	100%	100%

Cost of revenues:
Recurring revenues	40%	37%	34%	36%	33%
Implementation services and other	13%	14%	17%	17%	17%

Total costs of revenues	53%	51%	51%	53%	50%

Gross profit	47%	49%	49%	47%	50%

Operating expenses:
Sales and marketing	23%	24%	26%	23%	29%
Research and development	3%	9%	10%	9%	13%
General and administrative	16%	16%	20%	17%	24%

Total operating expenses	42%	49%	56%	49%	66%

Operating income (loss)	5%	0%	(7)%	(2)%	(16)%
Other income (expense)	(0)%	0%	0%	0%	0%

Income (loss) before income taxes	5%	0%	(7)%	(2)%	(16)%
Income tax (benefit) expense	2%	(1)%	0%	(2)%	0%

Net income (loss)	3%	1%	(7)%	0%	(16)%

Comparison of Three Months Ended September 30, 2013 and 2014

  Revenues

	Three Months Ended September 30,		Change
	2013	2014	$	%
Recurring fees	$20,738	$29,142	$8,404	41%
Percentage of total revenues	93%	94%
Interest income on funds held for clients	353	363	10	3%
Percentage of total revenues	2%	1%
Implementation services and other	1,278	1,604	326	26%
Percentage of total revenues	5%	5%

  Recurring Fees

        Recurring fees for the three months ended September 30, 2014 increased by $8.4 million, or 41%, to $29.1 million from $20.7 million for the three months ended September 30, 2013. Recurring fees increased primarily as a result of revenue from new clients, as well as increased revenue per client.

  Interest Income on Funds Held for Clients

        Interest income on funds held for clients for the three months ended September 30, 2014 was not materially different as compared to the three months ended September 30, 2013. The increase in interest income due to an increase in the amount of funds held for clients was partially offset by declining interest rates.

  Implementation Services and Other

        Implementation services and other revenue for the three months ended September 30, 2014 increased by $0.3 million, or 26%, to $1.6 million from $1.3 million for the three months ended September 30, 2013. Implementation services and other revenue increased primarily as a result of an increase in the number of new clients during the three months ended September 30, 2014 in comparison to the three months ended September 30, 2013.

  Cost of Revenues

	Three Months Ended September 30,		Change
	2013	2014	$	%
Cost of recurring revenues	$7,993	$10,057	$2,064	26%
Percentage of recurring revenues	38%	34%
Recurring gross margin	62%	66%
Cost of implementation services and other	3,754	5,395	1,641	44%
Percentage of implementation services and other	294%	336%
Implementation gross margin	(194)%	(236)%

  Cost of Recurring Revenues

        Cost of recurring revenues for the three months ended September 30, 2014 increased by $2.1 million, or 26%, to $10.1 million from $8.0 million for the three months ended September 30, 2013. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $1.0 million in employee-related costs resulting from additional personnel necessary to provide services to new and existing clients, $0.3 million stock-based compensation expenses and $1.2 million of fees related to the delivery of our services, partially offset by a $0.5 million decrease in reseller expenses primarily due to our acquisition of one of our resellers during fiscal 2014. Recurring gross margin increased from 62% for the three months ended September 30, 2013 to 66% for the three months ended September 30, 2014, primarily due to a 3% reduction in reseller expense as a percentage of total recurring revenue and a 1% reduction in amortization expense as a percentage of total recurring revenue.

  Cost of Implementation Services and Other

        Cost of implementation services and other for the three months ended September 30, 2014 increased by $1.6 million, or 44%, to $5.4 million from $3.8 million for the three months ended September 30, 2013. Cost of implementation services and other increased primarily due to an increase in new clients, and a corresponding increase of $1.2 million in employee-related and other costs to implement our solutions for new clients and $0.3 million stock-based compensation during the three months ended September 30, 2014.

  Operating Expenses

  Sales and Marketing

	Three Months Ended September 30,		Change
	2013	2014	$	%
Sales and marketing	$5,189	$9,078	$3,889	75%
Percentage of total revenues	23%	29%

        Sales and marketing expenses for the three months ended September 30, 2014 increased by $3.9 million, or 75%, to $9.1 million from $5.2 million for the three months ended September 30, 2013. The increase in sales and marketing expenses was primarily the result of $2.7 million of additional employee-related expenses incurred due to the expansion of our sales team, including management, direct sales and sales administration by 62 personnel, the addition of 38 sales lead generation personnel, whose function was previously outsourced and recorded in sales and marketing as lead generation expense rather than employee-related expense, and other miscellaneous sales and marketing related expenses. The increase was also attributable to $0.9 million of stock-based compensation expenses during the three months ended September 30, 2014 associated with our equity incentive plan.

  Research and Development

	Three Months Ended September 30,		Change
	2013	2014	$	%
Research and development	$1,956	$4,027	$2,071	106%
Percentage of total revenues	9%	13%

        Research and development for the three months ended September 30, 2014 increased by $2.1 million, or 106%, to $4.0 million from $2.0 million for the three months ended September 30, 2013. The increase in research and development expense was primarily as a result of $1.4 million in employee-related expenses related to 31 additional development personnel and $0.5 million of stock-based compensation expenses. The Company's emphasis is on hiring highly skilled technical personnel as well as expanding the management team in this area, resulting in higher average salaries and increased research and development expense per incremental employee for the three months ended September 30, 2014.

  General and Administrative

	Three Months Ended September 30,		Change
	2013	2014	$	%
General and administrative	$3,911	$7,448	$3,537	90%
Percentage of total revenues	17%	24%

        General and administrative expenses for the three months ended September 30, 2014 increased by $3.5 million, or 90%, to $7.4 million from $3.9 million for the three months ended September 30, 2013. The increase was primarily the result of $1.0 million of additional stock-based compensation expenses, $0.9 million of additional employee-related expenses related to 25 additional personnel, $0.5 million of additional professional fees and $0.4 million of increased occupancy costs incurred as a result of additional office space.

  Other Income (Expense)

	Three Months Ended September 30,				Change
	2013		2014		$	%
Other income (expense)	$28		$49		$21	75%
Percentage of total revenues		*		*

*
Not Meaningful

        Other income for the three months ended September 30, 2014 was not materially different as compared to the three months ended September 30, 2013. The slight increase in other income was primarily the result of reduced interest expense as we repaid $1.4 million of debt since the three-month period ended September 30, 2013 and did not have any notes payable outstanding during the three-month period ended September 30, 2014.

  Income Tax (Benefit) Expense

	Three Months Ended September 30,			Change
	2013	2014		$	%
Income tax (benefit) expense	$(362)	$28		$390	108%
Percentage of total revenues	(2)%		*

*
Not Meaningful

        Income tax benefit for the three months ended September 30, 2014 decreased by $0.4 million, or 108% as compared to the three months ended September 30, 2013. The decrease in income tax benefit was primarily due to the recognition of a deferred tax asset valuation allowance since the three-month period ended September 30, 2013, thus resulting in a minimal income tax (benefit) expense for the three-month period ended September 30, 2014 related to reported net loss.

Comparison of Fiscal Years Ended June 30, 2012, 2013 and 2014

Revenues

	Year Ended June 30,			Change from 2012 to 2013		Change from 2013 to 2014
	2012	2013	2014	$	%	$	%
Recurring fees	$51,211	$71,309	$100,362	$20,098	39%	$29,053	41%
Percentage of total revenues	93%	92%	92%
Interest income on funds held for clients	$1,263	$1,459	$1,582	$196	16%	$123	8%
Percentage of total revenues	2%	2%	2%
Implementation services and other	$2,622	$4,526	$6,743	$1,904	73%	$2,217	49%
Percentage of total revenues	5%	6%	6%

  Recurring Fees

        Recurring fees for fiscal 2014 increased by $29.1 million, or 41%, to $100.4 million from $71.3 million for fiscal 2013. Recurring fees increased primarily as a result of the continued growth of our client base in fiscal 2014, as well as increased revenue per client. Our client count at June 30, 2014 increased by 24% to approximately 8,500 from approximately 6,850 at June 30, 2013.

        Recurring fees for fiscal 2013 increased by $20.1 million, or 39%, to $71.3 million from $51.2 million for fiscal 2012. Recurring fees increased primarily as a result of the continued growth of our client base in fiscal 2013, as well as increased revenue per client. Our client count at June 30, 2013 increased by 25% to approximately 6,850 from approximately 5,500 at June 30, 2012.

  Interest Income on Funds Held for Clients

        Interest income on funds held for clients for fiscal 2014 increased by $0.1 million, or 8%, to $1.6 million from $1.5 million for fiscal 2013. Interest income increased primarily as a result of an increased average daily balance of funds held due to the addition of new clients to our client base partially offset by declining interest rates during fiscal 2014.

        Interest income on funds held for clients for fiscal 2013 increased by $0.2 million, or 16%, to $1.5 million from $1.3 million for fiscal 2012. Interest income increased primarily as a result of an increased average daily balance of funds held due to the addition of new clients to our client base during fiscal 2013.

  Implementation Services and Other

        Implementation services and other revenue for fiscal 2014 increased by $2.2 million, or 49%, to $6.7 million from $4.5 million for fiscal 2013. Implementation services and other revenue increased primarily as a result of the continued growth of our new client base during fiscal 2014.

        Implementation services and other revenue for fiscal 2013 increased by $1.9 million, or 73%, to $4.5 million from $2.6 million for fiscal 2012. Implementation services and other revenue increased primarily as a result of the continued growth of our new client base during fiscal 2013.

Cost of Revenues

	Year Ended June 30,			Change from 2012 to 2013		Change from 2013 to 2014
	2012	2013	2014	$	%	$	%
Cost of recurring revenues	$22,054	$28,863	$37,319	$6,809	31%	$8,456	29%
Percentage of recurring revenues	42%	40%	37%
Recurring gross margin	58%	60%	63%
Cost of implementation services and other	$7,040	$10,803	$17,775	$3,763	53%	$6,972	65%
Percentage of implementation services and other	268%	239%	264%
Implementation gross margin	(168)%	(139)%	(164)%

  Cost of Recurring Revenues

        Cost of recurring revenues for fiscal 2014 increased by $8.5 million, or 29%, to $37.3 million from $28.9 million for fiscal 2013. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $4.0 million in additional employee-related costs resulting from additional personnel to provide services to new and existing clients, $0.5 million of stock-based compensation expenses, $0.4 million of additional costs attributable to resellers, and $3.5 million other processing-related fees. Recurring gross margin increased by 3% from 60% in fiscal 2013 to 63% in fiscal 2014 primarily due to a 2% reduction in amortization expense as a percentage of total recurring revenue and a 1% reduction in costs attributable to resellers as a percentage of total recurring revenue.

        Cost of recurring revenues for fiscal 2013 increased by $6.8 million, or 31%, to $28.9 million from $22.1 million for fiscal 2012. Cost of recurring revenues increased primarily as a result of the continued growth of our business, in particular $2.9 million in additional employee-related costs resulting from additional personnel to provide services to new and existing clients, $1.2 million of additional costs attributable to resellers, and $2.4 million of other processing-related fees. Recurring gross margin increased by 2% from 58% in fiscal 2012 to 60% in fiscal 2013 primarily due to a 1% reduction in amortization expense as a percentage of total recurring revenue and a 1% reduction in personnel-related and other costs as a percentage of total recurring revenue.

  Cost of Implementation Services and Other

        Cost of implementation services and other for fiscal 2014 increased by $7.0 million, or 65%, to $17.8 million from $10.8 million for fiscal 2013. Cost of implementation services and other increased primarily due to an increase in new clients during fiscal 2014, along with a corresponding increase of $5.4 million in employee-related and other costs to implement our solutions for new clients, and $0.4 million stock-based compensation expenses.

        Cost of implementation services and other for fiscal 2013 increased by $3.8 million, or 53%, to $10.8 million from $7.0 million for fiscal 2012. Cost of implementation services and other increased primarily due to an increase in new clients during fiscal 2013, and a corresponding increase of $3.0 million in employee-related and other costs to implement our solutions for new clients.

Operating Expenses

  Sales and Marketing

	Year Ended June 30,			Change from 2012 to 2013		Change from 2013 to 2014
	2012	2013	2014	$	%	$	%
Sales and marketing	$12,828	$18,693	$28,276	$5,865	46%	$9,583	51%
Percentage of total revenues	23%	24%	26%

        Sales and marketing expenses for fiscal 2014 increased by $9.6 million, or 51%, to $28.3 million from $18.7 million for fiscal 2013. The increase in sales and marketing expenses in fiscal 2014 was primarily the result of $8.5 million of additional employee-related costs from the expansion of our sales team including management, direct sales and sales administration personnel by 62 personnel, the addition of 24 sales lead generation personnel, whose function was previously outsourced and recorded in sales and marketing as lead generation expense rather than employee-related expense, and other miscellaneous sales and marketing related expenses. The increase was also attributable to $0.8 million of stock-based compensation expenses.

        Sales and marketing expenses for fiscal 2013 increased by $5.9 million, or 46%, to $18.7 million from $12.8 million for fiscal 2012. The increase in sales and marketing expenses in fiscal 2013 was primarily the result of $5.2 million of additional employee-related costs from the expansion of our direct sales force by 23 personnel, the hiring of additional sales management and administrative personnel to support our growing business and other miscellaneous sales and marketing related expenses.

  Research and Development

	Year Ended June 30,			Change from 2012 to 2013		Change from 2013 to 2014
	2012	2013	2014	$	%	$	%
Research and development	$1,788	$6,825	$10,355	$5,037	282%	$3,530	52%
Percentage of total revenues	3%	9%	10%

        Research and development for fiscal 2014 increased by $3.5 million, or 52%, to $10.4 million from $6.8 million for fiscal 2013. Research and development costs increased in fiscal 2014 primarily due to $5.1 million of additional employee-related expenses related to 27 additional development personnel, $0.6 million of stock-based compensation associated with our equity incentive plan and $0.5 million related to the one-time bonus pay-outs funded by our founder. This was offset by an increase of $2.7 million in our capitalized internally developed software costs as we developed significant additional functionality in our human capital management applications during the year.

        Research and development for fiscal 2013 increased by $5.0 million, or 282%, to $6.8 million from $1.8 million for fiscal 2012. Research and development costs increased in fiscal 2013 primarily due to $3.3 million of additional employee-related expenses related to 39 additional development personnel. Additionally, in fiscal 2013 one of our core payroll applications transitioned beyond the development stage into the maintenance and incremental improvements stage, and therefore our capitalized internally-developed software costs decreased by $1.7 million in fiscal 2013 as compared to fiscal 2012.

  General and Administrative

	Year Ended June 30,			Change from 2012 to 2013		Change from 2013 to 2014
	2012	2013	2014	$	%	$	%
General and administrative	$8,618	$12,079	$21,980	$3,461	40%	$9,901	82%
Percentage of total revenues	16%	16%	20%

        General and administrative expenses for fiscal 2014 increased by $9.9 million, or 82%, to $22.0 million from $12.1 million for fiscal 2013. General and administrative expenses increased primarily as a result of $4.3 million of additional employee-related expenses relating to 18 additional personnel, $2.1 million of additional stock-based compensation costs associated with our equity incentive plan, $1.7 million in additional professional fees and $0.6 million of increased occupancy costs incurred as a result of our requirement for additional office space.

        General and administrative expenses for fiscal 2013 increased by $3.5 million, or 40%, to $12.1 million from $8.6 million for fiscal 2012. General and administrative expenses increased primarily as a result of $2.2 million of additional employee-related expenses relating to 17 additional personnel, as well as $0.7 million of increased occupancy costs incurred as a result of our requirement for additional office space.

  Other Income (Expense)

	Year Ended June 30,						Change from 2012 to 2013			Change from 2013 to 2014
	2012		2013		2014		$	%		$	%
Other income (expense)	$(196)		$(16)		$163		$180		*	$179		*
Percentage of total revenues		*		*		*

*
Not Meaningful

        Other income (expense) for fiscal 2014 increased by $0.2 million as compared to fiscal 2013. Other income for the year ended June 30, 2014 primarily consists of interest income earned on our cash and cash equivalents, partially offset by interest expense incurred on our note payable and other debt, which was repaid in full in March 2014.

        Other income (expense) for fiscal 2013 increased by $0.2 million as compared to fiscal 2012. Other expense for the year ended June 30, 2013 primarily consists of interest expense incurred on our note payable and other debt, which was reduced as compared to fiscal 2012 due to increased principal payments in fiscal 2013.

  Income Tax (Benefit) Expense

	Year Ended June 30,				Change from 2012 to 2013			Change from 2013 to 2014
	2012	2013	2014		$	%		$	%
Effective tax rate	34%	*	(4)%
Income tax (benefit) expense	$884	$(602)	$255		$(1,486)		*	$(857)		*
Percentage of total revenues	2%	(1)%		*

*
Not Meaningful

        Income tax (benefit) expense fiscal 2014 increased by $0.9 million, as compared to fiscal 2013 primarily due to the expiration of federal research and development tax credit allowances resulting in a $0.5 million decline in amount claimed and an increase in non-deductible expenses as a result of our growing business. We also recognized a valuation allowance as of June 30, 2014 on substantially all of our net deferred tax assets, many of which were generated in the three-month period ended June 30, 2014, given our determination that it was more likely than not that we would not recognize the benefits of our net operating loss carryforwards prior to their expiration.

        Income tax (benefit) expense for fiscal 2013 decreased by $1.5 million, as compared to fiscal 2012. The decrease in income tax provision was primarily the result of income before taxes of $0 for fiscal 2013, as compared to income before taxes of $2.6 million for fiscal 2012. Additionally, our income tax provision for fiscal 2013 was reduced by $0.7 million due to the application of various research and development tax credits.

Quarterly Results of Operations

        The following tables set forth selected unaudited quarterly statements of income data for the last six quarters, as well as the percentage of total revenue for each line item shown. The financial information presented for the interim periods has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of income for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results to be expected for any future period.

	Three Months Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	(In thousands)
Revenues:
Recurring fees	$18,846	$20,738	$22,145	$30,719	$26,760	$29,142
Interest income on funds held for clients	387	353	378	491	360	363

Total recurring revenues	19,233	21,091	22,523	31,210	27,120	29,505
Implementation services and other	1,029	1,278	1,382	2,556	1,527	1,604

Total revenues	20,262	22,369	23,905	33,766	28,647	31,109

Costs of revenues:
Recurring revenues	7,673	7,993	9,081	10,246	9,999	10,057
Implementation services and other	3,203	3,754	4,237	4,679	5,105	5,395

Total cost of revenues	10,876	11,747	13,318	14,925	15,104	15,452

Gross profit	9,386	10,622	10,587	18,841	13,543	15,657

Operating expenses:
Sales and marketing	4,979	5,189	5,423	8,678	8,986	9,078
Research and development	1,919	1,956	2,347	2,443	3,609	4,027
General and administrative	3,357	3,911	5,228	5,587	7,254	7,448

Total operating expenses	10,255	11,056	12,998	16,708	19,849	20,553

Operating income (loss)	(869)	(434)	(2,411)	2,133	(6,306)	(4,896)
Other income (expense)	1	28	22	59	54	49

Income (loss) before income taxes	(868)	(406)	(2,389)	2,192	(6,252)	(4,847)
Income tax (benefit) expense	(496)	(362)	(877)	(1,042)	452	28

Net income (loss)	$(372)	$(44)	$(1,512)	$1,150	$(6,704)	$(4,875)

	Three Months Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
Revenues:
Recurring fees	93%	93%	93%	91%	93%	94%
Interest income on funds held for clients	2%	2%	2%	1%	1%	1%

Total recurring revenues	95%	95%	95%	92%	94%	95%
Implementation services and other	5%	5%	5%	8%	6%	5%

Total revenues	100%	100%	100%	100%	100%	100%

Costs of revenues:
Recurring revenues	38%	36%	38%	30%	35%	33%
Implementation services and other	16%	17%	18%	14%	18%	17%

Total cost of revenues	54%	53%	56%	44%	53%	50%

Gross profit	46%	47%	44%	56%	47%	50%

Operating expenses:
Sales and marketing	25%	23%	23%	26%	31%	29%
Research and development	9%	9%	10%	7%	13%	13%
General and administrative	17%	17%	22%	17%	25%	24%

Total operating expenses	51%	49%	55%	50%	69%	66%

Operating income (loss)	(5)%	(2)%	(11)%	6%	(22)%	(16)%
Other income (expense)	0%	0%	0%	0%	0%	0%

Income (loss) before income taxes	(5)%	(2)%	(11)%	6%	(22)%	(16)%
Income tax (benefit) expense	(3)%	(2)%	(4)%	(3)%	1%	0%

Net income (loss)	(2)%	0%	(7)%	3%	(23)%	(16)%

Quarterly Trends

        Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside of our control. Our historical results should not be considered a reliable indicator of our future results of operations.

        Our revenues and costs have increased in most of the quarters presented as a result of an increase in our client base. We experience fluctuations in revenues and related costs on a seasonal basis, which are primarily seen in the quarter ended March 31. Specifically, our recurring revenue and costs are positively impacted in the quarter ended March 31 as a result of our preparation of W-2 documents for our clients' employees in advance of tax filing requirements, which generally means that our quarter ended June 30 has been lower than the prior quarter. Interest income earned on funds held for clients is also positively impacted during the quarter ended March 31 as a result of our increased collection of funds held for clients. Certain payroll taxes are primarily collected during the quarter ended March 31 and subsequently remitted.

        Implementation revenues are also typically higher during the quarter ended March 31 as many of our new clients elect to implement our services following a calendar year-end. Implementation gross profit varies on a quarterly basis as costs are generally fixed in the near-term, while revenues vary based on the number of new client implementations.

        Sales and marketing expenses increased for most of the quarters presented, as we incurred additional personnel expenses due to increased hiring and commissions as a result of continued expansion of our client base. Commissions can vary on a quarterly basis based on the number of new client implementations. We expect sales and marketing expenses to increase in absolute dollar terms in future quarters as we continue to grow our business.

        Research and development expenses increased in absolute dollar terms in each of the quarters presented, primarily as a result of additional personnel-related expenses. We expect to continue to increase our research and development efforts as we continue to grow our business and we expect these expenses to continue to be among the most significant components of our operating expenses.

        General and administrative expenses increased in absolute dollar terms in most of the quarters presented, primarily as a result of personnel-related costs and professional fees to support our continued growth. We expect our general and administrative expenses to increase in future quarters in absolute terms as a result of our preparation to become and operate as a public company.

Critical Accounting Policies and Significant Judgments and Estimates

        In preparing our financial statements and accounting for the underlying transactions and balances in accordance with GAAP, we apply various accounting policies that require our management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements. We consider the policies discussed below as critical to understanding our financial statements, as their application places the most significant demands on management's judgment. Management bases its estimates, judgments and assumptions on historical experience, current economic and industry conditions and on various other factors deemed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral part of the financial reporting process, actual results could differ and such differences could be material.

  Revenue Recognition

        We derive revenues predominantly from recurring revenues associated with our cloud-based payroll and HCM software applications and one-time service fees for implementation of our solutions. Our agreements with clients do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. As such, revenue is recognized as services are performed.

        We recognize revenue when all of the following criteria are achieved:

  •
  Persuasive evidence of an agreement exists;

  •
  Service has been provided to the client;

  •
  Collection of the fees is reasonably assured; and

  •
  Amount of fees to be paid by the client is fixed or determinable.

        For arrangements with multiple-elements, we recognize revenues in accordance with Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements. For each agreement, we evaluate whether the individual deliverables qualify as separate units of accounting. If one or more of the deliverables does not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized within the same month that the services are rendered given that the agreements are cancellable with 60 days' or less notice.

        In determining whether revenues from implementation services can be accounted for separately from recurring revenues, we consider the nature of the implementation services and the availability of the implementation services from other vendors. We established standalone value for implementation primarily due to the number of partners that perform these services and account for such implementation services separate from the recurring revenues.

        If we determine that the services have standalone value upon delivery, we account for each separately and revenues are recognized as the services are delivered with allocation of consideration based on the relative selling price method. That method requires the selling price of each element in a multiple deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, or (iii) management's best estimate of the selling price, or BESP.

        We are not able to demonstrate VSOE of selling price with respect to our recurring fees paid for our solutions because the deliverables are sold across an insufficiently narrow range of prices on a stand-alone basis. We are also not able to demonstrate TPE for subscription fees because no third-party offerings are reasonably comparable to our product offerings. We thus establish BESP by service offering, requiring the use of significant estimates and judgment. To determine BESP, we consider numerous factors, including the nature of the deliverables themselves, the geography for the sale, internal costs, and pricing and discounting practices utilized by our direct sales force. Arrangement consideration is allocated to each deliverable based on the established BESP and subject to the limitation that because the arrangements are cancellable with 60 days' or less notice, recurring revenue is not allocated to any deliverable until the consideration has been earned, typically with each payroll cycle or monthly, depending on the service.

  Property and Equipment and Long-Lived Assets

        We report property and equipment at cost. We calculate depreciation on our property and equipment using a straight-line method over their estimated useful lives, typically three to seven years, or over the term of the related lease for leasehold improvements. We recognized depreciation expense of $1.9 million, $2.5 million and $4.1 million during fiscal 2012, 2013, and 2014, respectively.

        We review long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by the asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, we recognize impairment to the extent that the carrying amount exceeds its fair value. We determine fair value through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

  Capitalized Internal-Use Software Costs

        We apply ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software, to the accounting for costs of internal-use software. Software development costs are capitalized when application development begins, it is probable that the project will be completed, and the software will be used as intended. Capitalization of these costs ceases once the project transitions beyond the development stage into the maintenance and incremental improvements stage. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. We also capitalize certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in significant additional functionality. The capitalization policy provides for the capitalization of certain payroll costs for employees who are directly associated with developing internal-use software as well as certain external direct costs. Capitalized employee costs are limited to the time directly spent on such projects.

        Internal-use software is amortized on a straight-line basis over 18 to 24 months. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to capitalized software developed for internal use during fiscal 2012, 2013 or 2014. We capitalized $3.7 million, $2.0 million, and $4.7 million of software development costs for fiscal 2012, 2013 and 2014, respectively including stock-based compensation expenses of $0.3 million in fiscal 2014. We amortized $2.7 million, $3.1 million, and $2.2 million of capitalized research and development costs fiscal 2012, 2013 and 2014, respectively. In fiscal 2014, we developed significant additional functionality in several of our applications. This development resulted in an increase in capitalized internally-developed software costs in fiscal 2014 as compared to fiscal 2013. In fiscal 2013, one of our solutions transitioned beyond the development stage into the maintenance and incremental improvements stage, which resulted in lower capitalized internally-developed software costs in fiscal 2013 as compared to fiscal 2012.

  Goodwill and Intangible Assets

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We recorded $3.0 million of goodwill in connection with the acquisition of BFKMS, Inc. in May 2014. Goodwill is not amortized but is instead tested for impairment at least once on an annual basis. ASU 2011-08, Testing Goodwill for Impairment provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step impairment test. If the estimated fair value of a reporting unit is less than its carrying amount, including goodwill, the two-step goodwill impairment test is required. Otherwise no further analysis is required.

        If the two-step goodwill impairment test is required, first the fair value of the reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit, and step two is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

        We will perform an annual impairment review of goodwill in our fiscal fourth quarter or if a triggering event occurs between annual reviews. We had no recorded goodwill until our fourth quarter of 2014, so no impairment reviews were required to be performed.

        Intangible assets are comprised primarily of client relationships and a non-solicitation agreement and are reported net of accumulated amortization. Client relationships use the straight-line method of amortization over an accelerated nine year time frame, while the non-solicitation agreement uses the straight-line method of amortization over the three year life of the agreement. Amortization expense associated with our intangible assets was $0, $0, and $80 during fiscal 2012, 2013 and 2014, respectively. We review intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. There were no such events or changes in circumstances during fiscal 2012, 2013 or 2014.

  Income Taxes

        We account for federal income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Deferred tax assets may be reduced by a valuation allowance to the extent we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents the best estimate of those future events. Changes in current estimates, due to unanticipated events or otherwise, could have an adverse impact on our financial condition and results of operations.

        In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Cumulative losses in recent years are significant negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

        We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

  Stock-Based Compensation

        We maintain a 2008 Equity Incentive Plan, or the 2008 Plan, and a 2014 Equity Incentive Plan, or the 2014 Plan, pursuant to which we have issued options to purchase shares of our common stock and restricted stock units to employees, officers, directors and consultants. The 2014 Plan serves as the successor to the 2008 Plan and permits the granting of options to purchase common stock and other equity incentives at the discretion of the compensation committee of our board of directors. We will not grant any additional awards under our 2008 Plan, though our 2008 Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2008 Plan.

        As of June 30, 2014, options to purchase 4,387,722 shares of our common stock were outstanding, 101,764 restricted stock units were outstanding and 2,581,513 shares of our common stock were reserved for future grant.

        Equity-classified awards are measured at the grant date fair value of the award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. We estimate grant date fair value using the Black-Scholes Option-Pricing Model, or Black-Scholes, which requires the use of certain subjective assumptions. Below is a table of the key weighted-average assumptions used in the option valuation calculation for options issued on the dates indicated. We did not grant stock options in fiscal 2012.

	Aug. 21, 2012	Sept. 17, 2012	July 8, 2013	Aug. 26, 2013	Mar. 18, 2014
Valuation assumptions:
Weighted average expected dividend yield	—	—	—	—	—
Weighted average expected volatility	30.7%	30.7%	29.5%	29.5%	44.5%
Weighted average expected term (years)	4.0	4.0	4.0	4.0	6.0
Weighted average risk-free interest rate	0.6%	0.6%	0.5%	0.5%	1.94%

        We use a dividend yield assumption of zero as we have not paid regular cash dividends on our common stock and presently have no intention of paying any such cash dividends. Since our shares were not publicly traded prior to March 2014, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. We calculate the expected term using company specific historical data, such as employee option exercise and employee post-vesting departure behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

        Stock-based compensation expense was $0.2 million, $0.5 million and $4.9 million for fiscal 2012, 2013 and 2014, respectively. If factors change and we employ different assumptions, stock-based compensation expense may differ from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may adversely impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

        One significant factor in determining the fair value of our options granted prior to our initial public offering, when using Black-Scholes, is the fair value of the common stock underlying those stock options. Prior to March 2014, we were a private company with no active public market for our common stock. Therefore, the fair value of the common stock underlying our stock options was determined by our board of directors, which considered in making its determination of fair value a variety of factors including contemporaneous periodic valuation studies from an independent and unrelated third-party valuation firm.

        Based on the closing stock price on June 30, 2014 of $21.63, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of June 30, 2014 was $51.0 million, of which $20.9 million related to vested options and $30.1 million to unvested options. The aggregate intrinsic value of outstanding restricted stock units as of June 30, 2014 was $2.2 million, all of which were unvested.

  Third-Party Valuation Methodology

        In performing its analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements, and reviewed our corporate documents. The valuation consultant utilized the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation study was prepared using a combination of four generally accepted approaches to determining the fair market value of a business: the discounted cash flows, or DCF, method, the guideline public company method, the prior transaction method and the market transactions method. The discounted cash flows method forecasted future cash flows utilizing a terminal value based on our expectation of long-term growth to arrive at a valuation. The guideline public company method utilizes a market approach which estimates the fair value of a company by applying to that company the market multiples of publicly-traded companies to arrive at a valuation. The prior transaction method looks to recent arms-length transactions in a company's capital stock to arrive at a valuation. The market transactions method utilizes a market approach which estimates the fair value of a company by applying to that company the market multiples of publicly-traded and private companies to arrive at a valuation.

  Fiscal 2013

        The independent third-party valuation as of June 30, 2012 was performed using the DCF method, the guideline public company method and the prior transaction method. The valuation firm considered our nature and history, the condition and outlook of the industry in which we operate, our financial condition, our current operations and earning capacity, our relative position within the industry in which we operate, prior transactions involving our stock, our strategic direction and management and our goodwill and intangible value. The valuation firm took into account our financial statements for fiscal 2007 through 2012.

        In applying the guideline public company method, the valuation firm analyzed the prices that investors are willing to pay for the publicly-traded common stock of companies that are comparable to us. The valuation firm then calculated total market value of invested capital multiples based on each of (i) TTM earnings before interest, taxes, depreciation and amortization, (ii) TTM earnings before interest and taxes, (iii) TTM net sales and (iv) book value. The valuation firm applied the average of the public companies' TTM net sales multiple to our TTM net sales. The valuation firm then adjusted the resulting value downward by 35% to reflect our smaller size, limited access to capital, historical and future growth expectations, and differences in liquidity, profitability and leverage among the guideline companies.

        In applying the DCF method, the valuation firm analyzed financial projections prepared by our management for fiscal 2013 through 2016. The valuation firm calculated our net cash flows to invested capital by taking our debt-free net income, as estimated by management, adding depreciation expenses and subtracting both capital expenditures, as estimated by management, and incremental working capital needs, which were estimated based on a review of an industry average. For the terminal year, the valuation firm applied a revenue multiple, calculated using the guideline public company method. A discount rate of 35% was then applied. To determine the discount rate, the valuation firm reviewed published investment hurdle rates typically required by institutional investors for companies of comparable size and risk.

        In applying the prior transaction method, the valuation firm reviewed three arms-length transaction in our capital stock. The most recent transaction occurred on June 28, 2012, two days prior to the date of the valuation, in which we sold shares of Series B preferred stock for approximately $4.88 per share.

        Our value was then allocated among our shares of Series A preferred stock, our shares of Series B preferred stock and our shares of common stock using the option pricing equity allocation method, using Black-Scholes. In utilizing the Black-Scholes method, our volatility was estimated at 31% which was based on the average volatility of the guideline public companies over one-year, two-year and five-year period. The assumed time to expiration was three years, which was based on the estimated timing of a potential liquidity event. Finally, the valuation firm applied a marketability discount of 10% to reflect the lack of an active market in shares of our common stock, which resulted in a fair market value of $4.88 per share.

        Our board of directors considered this third party valuation and the other factors discussed above in determining that the fair market value of our common stock was $4.88 on August 21, 2012 and September 17, 2012.

  Fiscal 2014

        The independent third-party valuation as of May 31, 2013 was performed using the DCF method, the guideline public company method and the market transactions method. The valuation firm considered our nature and history, the condition and outlook of the industry in which we operate, the book value of our stock and our financial condition, the earning capacity of our business, the dividend-paying capacity of our business, prior transactions involving our stock, the market price of public traded stock of companies engage in the same or a similar line of business and our goodwill and intangible value. The valuation firm took into account our financial statements for fiscal 2009 through 2012, as well as interim financial statements for the eleven months ended May 31, 2013 and May 31, 2012.

        In applying the guideline public company method, the valuation firm analyzed the prices that investors are willing to pay for the publicly-traded common stock of companies that are comparable to us. The valuation firm then calculated total market value of invested capital multiples based on TTM earnings before interest, taxes, depreciation and amortization and TTM revenues. The valuation firm considered our smaller size, limited access to capital, historical and future growth expectations, and differences in liquidity, profitability and leverage among the guideline companies before selecting a TTM multiple that was slightly above the average of the TTM revenues multiples for the companies determined to be most comparable to us.

        In applying the DCF method, the valuation firm analyzed financial projections prepared by our management for a five year period. The valuation firm calculated our net cash flows to invested capital by taking our debt-free net income, as estimated by management, adding depreciation expenses and subtracting both capital expenditures, as estimated by management, and incremental working capital needs, which were estimated based on a review of an industry average. For the terminal year, the valuation firm applied a revenue multiple, calculated using the guideline public company method. A discount rate of 35% was then applied. To determine the discount rate, the valuation firm reviewed published investment hurdle rates typically required by institutional investors for companies of comparable size and risk. The 35% discount rate was equal to the discount rate applied in the DCF analysis conducted as of June 30, 2012.

        In applying the market transactions method, the valuation firm reviewed publicly available data regarding transactions that have occurred in the industry, as well as prior arms-length transactions in our capital stock. The valuation firm applied a revenue multiple that was slightly above the median revenue multiple of all transactions and in-line with the sale of our Series B preferred stock in June 2012.

        Our value was then allocated among our shares of Series A preferred stock, our shares of Series B preferred stock and our shares of common stock using the option pricing equity allocation method, using Black-Scholes. In utilizing the Black-Scholes method, our volatility was estimated at 31% which was based on the average volatility of the guideline public companies over a five-year period. The assumed time to expiration was four years, which was based on the estimated timing of a potential liquidity event. Finally, the valuation firm applied a marketability discount to reflect the lack of an active market in shares of our common stock, which resulted in a fair market value of $6.90 per share.

        Our board of directors considered this third-party valuation and the other factors discussed above in determining that the fair market value of our common stock was $7.04 on July 8, 2013 and August 26, 2013.

Reverse Stock Split

        On March 5, 2014, we effected a three-for-two reverse stock split on our Common Stock.

Liquidity and Capital Resources

        Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, research and development, and capital expenditures. As of September 30, 2014, our principal sources of liquidity were $72.8 million of cash and cash equivalents.

        In order to grow our business, we intend to increase our personnel and related expenses and to make significant investments in our platform, data centers and infrastructure generally. The timing and amount of these investments will vary based on the rate at which we can add new clients and new personnel and the scale of our application development, data center and other activities. Many of these investments will occur in advance of our experiencing any direct benefit from them which could negatively impact our liquidity and cash flows during any particular period and may make it difficult to determine if we are effectively allocating our resources. However, we expect to fund our operations, capital expenditures and other investments principally with cash flows from operations, and to the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand and available borrowings to satisfy those needs.

        Our cash flows from investing activities and our cash flows from financing activities are influenced by the amount of funds held for clients which varies significantly from quarter to quarter. The balance of the funds we hold depends on our clients' payroll calendar, and therefore such balance changes from period to period in accordance with the timing with each payroll cycle. Funds held for clients are restricted solely for the repayment of client fund obligations.

        We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet our working capital, capital expenditure and other investment requirements for at least the next 12 months.

        In March 2014, we completed our initial public offering in which we sold 5,366,667 shares of common stock and existing shareholders sold 2,735,083 shares of common stock at a public offering price of $17.00 per share. We did not receive any proceeds from the sale of common stock by the selling stockholders. We received net proceeds of $81.9 million after deducting underwriting discounts and commissions of $6.4 million and other offering expenses of $2.9 million.

        The following table sets forth data regarding cash flows for the periods indicated:

	Year Ended June 30,
				Three Months Ended September 30, 2014
	2012	2013	2014
Net cash provided by (used in) operating activities	$8,564	$6,228	$7,199	$(200)
Cash flows from investing activities:
Capitalized internally-developed software costs	(3,716)	(1,967)	(4,349)	(912)
Purchases of property and equipment	(3,446)	(3,987)	(6,667)	(2,499)
Payment for acquisitions	—	—	(6,450)	(2,385)
Net change in funds held for clients	35,724	(92,650)	(61,356)	(14,964)

Net cash provided by (used in) investing activities	28,562	(98,604)	(78,822)	(20,760)
Cash flows from financing activities:
Net change in client funds obligation	(35,724)	92,650	61,356	14,964
Principal payments on long-term debt	(312)	(1,625)	(1,563)	—
Proceeds from IPO, net of issuance costs	—	—	82,032	—
Payments on initial public offering costs	—	—	—	(75)
Capital contribution	—	—	1,052	—
Proceeds from issuance of redeemable convertible Series B preferred stock	27,234	—	—	—
Proceeds from exercise of stock options	88	76	—	66
Payments for redemption of common stock	(27,371)	(162)	—	—

Net cash provided by (used in) financing activities	(36,085)	90,939	142,877	14,955

Net increase (decrease) in cash and cash equivalents	$1,041	$(1,437)	$71,254	$(6,005)

  Operating Activities

        Net cash provided by (used in) operating activities was $(0.2) million for the three months ended September 30, 2014 as compared to $0.3 million for the three months ended September 30, 2013. Net cash provided by operating activities was $8.6 million, $6.2 million and $7.2 million for fiscal 2012, 2013 and 2014, respectively.

        The increase in net cash provided by operating activities from fiscal 2013 to fiscal 2014 was the primarily the result of the change of $2.3 million in operating assets and liabilities partially offset by the increase in net loss and increases in non-cash items including stock-based compensation expenses and depreciation and amortization. The decline in net cash provided by operating activities from fiscal 2012 to fiscal 2013 was primarily the result of a decrease of $1.1 million in net income, as well as a decline of $0.9 million in operating assets and liabilities, partially offset by increased depreciation and amortization.

  Investing Activities

        Changes in net cash (used in) provided by investing activities are significantly influenced by the amount of funds held for clients at the end of a reporting period. Changes in the amount of funds held for client from period to period will vary substantially. Our payroll processing activities involves the movement of significant funds from the account of an employer to employees and relevant taxing authorities. During fiscal 2014 we processed almost $39 billion in payroll transactions. We debit a client's account prior to any disbursement on its behalf, at which time we begin earning interest on such funds. We currently have agreements with nine banks to execute ACH and wire transfers to support our client payroll and tax services. We believe we have sufficient capacity under these ACH arrangements to handle our transactions for the foreseeable future.

        Other investing activities that influence our net cash (used in) provided by investing activities are our capitalization of internally developed software costs and purchases of property and equipment.

        Net cash (used in) provided by investing activities was $(20.8) million for the three months ended September 30, 2014 as compared to $61.9 million for the three months ended September 30, 2013. Net cash (used in) provided by investing activities was $28.6 million, $(98.6) million and $(78.8) million, for fiscal 2012, 2013 and 2014, respectively.

        Excluding the net change in funds held for clients, our net cash (used in) provided by investing activities was $5.8 million for the three months ended September 30, 2014 as compared to $2.4 million for the three months ended September 30, 2013. Excluding the net change in funds held for clients, our net cash (used in) provided by investing activities was $(7.2) million, $(6.0) million and $(17.5) million, for fiscal 2012, 2013 and 2014, respectively.

        The decrease in net cash used by investing activities of $19.8 million from fiscal 2013 to fiscal 2014 was primarily due to the timing of receipts and disbursements of cash and cash equivalents held to satisfy client funds obligations of $31.3 million partially offset by payments of $6.5 million to acquire the assets of one of our resellers, increased purchases of property and equipment by $2.7 million and increased capitalization of internally developed software costs by $2.4 million.

        The increase of $127.2 million in net cash used in investing activities from fiscal 2012 to fiscal 2013 was primarily the result of the timing of receipts and disbursements of cash and cash equivalents held to satisfy client fund obligations of $128.4 million partially offset by a decrease of $1.7 million in capitalized internally developed software costs.

  Financing Activities

        Net cash provided by (used in) financing activities was $15.0 million for the three months ended September 30, 2014 as compared to $(64.5) million for the three months ended September 30, 2013. Net cash provided by (used in) financing activities was $(36.1) million, $90.9 million and $142.9 million for fiscal 2012, 2013 and 2014, respectively.

        The increase in net cash provided by financing activities from fiscal 2013 to fiscal 2014 was primarily the result of the $82.0 million in proceeds received from our initial public offering, net of issuance costs. This was partially offset by the $31.3 million change in funds held for clients. The decrease in net cash used in financing activities from fiscal 2012 to fiscal 2013 was primarily the result of a $128.4 million change in funds held for clients, partially offset by a net increase of $1.3 million of principal payments on long-term debt.

Contractual Obligations and Commitments

        Our principal commitments consist of operating lease obligations and consideration due to one of our resellers to complete the purchase of certain of its assets. The following table summarizes our contractual obligations at June 30, 2014:

	Payment Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Operating lease obligations	$17,350	$3,353	$6,749	$5,611	$1,637
Unconditional purchase obligations	1,224	406	818	—	—
Consideration related to acquisition	2,985	2,985	—	—	—

	$21,559	$6,744	$7,567	$5,611	$1,637

        Our remaining reseller agreement provides that we are required upon a termination of the agreement to acquire the assets of the reseller. This agreement provided that the reseller may terminate the agreement by providing nine months' prior notice or upon an initial public offering by the Company. We amended this agreement in December of 2013 to provide that the reseller may not give a nine-month termination notice until after the earlier of (i) six months following the closing of an initial public offering by us or (ii) December 31, 2014. In addition, we, but not the reseller, now have the right to terminate the agreement at any time after the date that is six months following the completion of an initial public offering by us. If a termination were to occur, the purchase price of the assets would be equal to 3.3 times the net revenues of the reseller for the 12 months preceding the termination effective date. We paid this reseller $1.3 million, $1.8 million and $2.1 million for the full fiscal years 2012, 2013 and 2014, respectively. For additional information see note 16 to our consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

        We expect to increase capital spending as we continue to grow our business and expand and enhance our data centers and technical infrastructure. Future capital requirements will depend on many factors, including our rate of sales growth. In the event that our sales growth or other factors do not meet our expectations, we may eliminate or curtail capital projects in order to mitigate the impact on our use of cash. Capital expenditures were $3.4 million, $4.0 million and $6.7 million for fiscal 2012, 2013 and 2014, respectively, and $2.5 million for the three months ended September 30, 2014, exclusive of capitalized internally developed software costs of $3.7 million, $2.0 million, $4.3 million and $0.9 million for the same periods, respectively.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that may be material to investors.

Quantitative and Qualitative Disclosures about Market Risk

        We have operations solely in the United States and are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and certain exposure as well as risks relating to changes in the general economic conditions in the United States. We have not used, nor do we intend to use, derivatives to mitigate the impact of interest rate or other exposure or for trading or speculative purposes.

Interest Rate Risk

        Funds held for clients are held in interest-bearing accounts at financial institutions. As a result of our investing activities, we are exposed to changes in interest rates that may materially affect our results of operations. In a falling rate environment, a decline in interest rates would decrease our interest income.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

New Accounting Pronouncements

        In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes a majority of existing revenue recognition guidance under US GAAP, and requires companies to recognize revenue when goods or services are transferred to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to apply more judgment and estimation techniques or methods while recognizing revenue, which could result in additional disclosures to the financial statements. ASU 2014-09 allows for either a "full retrospective" adoption or a "modified retrospective" adoption. We are currently evaluating which adoption method we will use. Early application is not permitted. We plan on adopting ASU 2014-09 beginning July 1, 2017 and are currently assessing the potential effects of these changes to our consolidated financial statements.

        Although we are eligible under the JOBS Act to delay adoption of new or revised financial accounting standards until they are applicable to private companies, we have elected not to avail ourselves of this exclusion. This election by us is irrevocable.

BUSINESS

Overview

        We are a cloud-based provider of payroll and human capital management, or HCM, software solutions for medium-sized organizations, which we define as those having between 20 and 1,000 employees. Our comprehensive and easy-to-use solutions enable our clients to manage their workforces more effectively. As of June 30, 2014, we served approximately 8,500 clients across the U.S., which on average had over 100 employees during each of the last three fiscal years. Our solutions help drive strategic human capital decision-making and improve employee engagement by enhancing the human resource, payroll and finance capabilities of our clients.

        Our multi-tenant software platform is highly configurable and includes a unified suite of payroll and HCM applications, such as time and labor tracking and benefits and talent management. Our solutions have been organically developed from our core payroll solution, which we believe is the most critical system of record for medium-sized organizations and an essential gateway to other HCM functionality. We seek to develop deep relationships with our clients through our integrated implementation and client service organization, which is designed to meet the needs of medium-sized organizations.

        Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Organizations are faced with complex and ever-changing requirements, including diverse federal, state and local regulations across multiple jurisdictions. In addition, the workplace operating environment is rapidly changing as employees increasingly become mobile, work remotely and expect an end user experience similar to that of consumer-oriented Internet applications. Medium-sized organizations operating without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in this complex and dynamic environment. Existing solutions offered by third-party payroll service providers can have limited capabilities and configurability while enterprise-focused software vendors can be expensive and time-consuming to implement and manage. We believe that medium-sized organizations are better served by our cloud-based solutions designed to meet their unique needs.

        Our solutions provide the following key benefits to our clients:

  •
  Comprehensive cloud-based platform optimized to meet the payroll and HCM needs of medium-sized organizations;

  •
  Modern, intuitive user experience and self-service capabilities that significantly increase employee engagement;

  •
  Flexible and configurable platform that aligns with business processes and centralizes payroll and HCM data;

  •
  Software as a service, or SaaS, delivery model that reduces total cost of ownership for our clients; and

  •
  Seamless data integration with our extensive partner ecosystem that saves time and expense and reduces the risk of errors.

        We market and sell our products primarily through our direct sales force. We generate our sales leads through a variety of focused marketing initiatives and referrals from our extensive referral network of 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants. We derive revenue from a client based on the solutions purchased by the client, the number of client employees and the amount, type and timing of services provided in respect of those client employees. Our revenue retention rate was greater than 92% in each of fiscal 2012, 2013 and 2014. Our total revenues increased from $55.1 million in fiscal

2012 to $77.3 million in fiscal 2013, representing a 40% year-over-year increase and to $108.7 million in fiscal 2014, representing a 41% year-over-year increase. Our recurring revenues increased from $52.5 million in fiscal 2012 to $72.8 million in fiscal 2013, representing a 39% year-over-year increase, and to $101.9 million in fiscal 2014, representing a 40% year-over-year increase. Although we do not have long-term contracts with our clients and our agreements with clients are generally terminable on 60 days' or less notice, our recurring revenue model provides significant visibility into our future operating results.

Industry Background

        Effective human capital management is a core function for all organizations and requires a significant commitment of dedicated resources. Identifying, acquiring and retaining talent is a priority at all levels of an organization. In today's increasingly complex business and regulatory environment, organizations are being pressured to manage critical payroll and HCM functions more effectively, automate manual processes and decrease their operating costs.

  Complex and Ever-Changing Tax and Regulatory Environment

        The tax and regulatory environment in the United States is complex and ever-changing. Organizations are subject to a myriad of tax, benefit, workers compensation, healthcare and other rules, regulations and reporting obligations. In addition to U.S. federal taxing and regulatory authorities, there are more than 10,000 state and local tax codes in the United States. Further, federal, state and local government agencies continually enact and amend the rules, regulations and reporting requirements with which organizations must comply.

  Growing Demand for Mobility and Enhanced User Experience

        Connectivity and mobility are enabling employees to spend less time in traditional office environments and more time working remotely. This trend increases the demand for advanced and intuitive solutions that improve collaboration and foster employee engagement, such as remote self-service access to payroll and timesheet reporting, HR and benefits portals and other talent management applications. Given the prominence of consumer-oriented Internet applications, employees expect the user experience and accessibility of internal systems to be similar to those of the latest Internet applications, such as LinkedIn, Amazon and Facebook.

  Medium-Sized Organizations Face Unique Challenges

        Medium-sized organizations functioning without the infrastructure, expertise or personnel of larger enterprises are uniquely pressured in the current complex and dynamic environment. Employees in these medium-sized organizations often perform multiple job functions, and many medium-sized organizations have limited financial, technical and other resources needed to effectively manage their critical business requirements and to build and maintain the systems required to do so.

  Large Market Opportunity for Payroll and HCM Solutions

        According to market analyses published by International Data Corporation, or IDC, titled Worldwide and U.S. Human Capital Management Applications 2014-2018 Forecast (May 2014) and U.S. Payroll Outsourcing Services 2013-2017 Forecast and Analysis (October 2013), the U.S. market for HCM applications and payroll outsourcing services is estimated to be $22.6 billion in 2014. The market opportunity is driven by the importance of payroll and HCM solutions to the successful management of organizations.

        To estimate our addressable market, we focus our analysis on the number of U.S. medium-sized organizations and the number of their employees. According to the U.S. Census Bureau, there were over 565,000 firms with 20 to 999 employees in the U.S. in 2010, employing over 40 million persons. We estimate that if clients were to buy our entire suite of existing solutions at list prices, they would spend approximately $220 per employee annually. Based on this analysis, we believe our current target addressable market is approximately $8.8 billion. Our existing clients do not typically buy our entire suite of solutions, and as we continue to expand our product offerings, we believe that we have an opportunity to increase the amount clients spend on payroll and HCM solutions per employee and to expand our addressable market.

  Organizations Are Increasingly Transitioning to SaaS Solutions

        SaaS solutions are easier and more affordable to implement and operate than those offered by traditional software providers. SaaS solutions also enable software updates with greater frequency and without new hardware investments, enabling organizations to better react to changes in their environments. Many organizations are transitioning to SaaS solutions for front-office business applications such as sales force management. Similarly, we believe organizations are adopting back-office SaaS applications, such as payroll and HCM, with increasing frequency. According to a market analysis published by IDC, titled Worldwide SaaS and Cloud Software 2014-2018 Forecast and 2013 Vendor Shares (July 2014), the U.S. SaaS market is estimated to be $26.8 billion in 2014 and is projected to grow at a 17% compound annual growth rate from 2012 to 2017.

  Limitations of Existing Solutions

        We believe that existing payroll and HCM solutions have limitations that cause them to underserve the unique needs of medium-sized organizations. Existing payroll and HCM solutions include:

  •
  Traditional Payroll Service Providers.  Traditional payroll service providers are primarily focused on delivery of a variety of payroll processing services, insurance products and HR business process outsourcing solutions. Many of these solutions offer limited capabilities and integration beyond traditional payroll processing. The lack of a unified and configurable payroll and HCM suite can diminish the effectiveness of a system, detract from user experience and limit integration with other solutions. In addition, we believe that certain traditional payroll service providers often do not provide a high-quality client service experience.

  •
  Enterprise-Focused Payroll and HCM Software Vendors.  Enterprise-focused software vendors offer solutions and services that are designed for the complex needs and structures of large enterprises. As a result, their solutions can be expensive, complex and time-consuming to implement, operate and maintain.

  •
  HCM Point Solution Providers.  Many HCM point solutions lack integrated payroll functionality. The implementation and management of multiple point solutions and the reliance on multiple service organizations can be challenging and expensive for medium-sized organizations.

  •
  Manual Processes for Payroll and HCM Functions.  Manual payroll and HCM processes require increased HR, payroll and finance personnel involvement, resulting in higher costs, slower processing and greater risks of data entry errors.

        Given the challenges that medium-sized organizations face operating in complex and dynamic environments and the limited ability of traditional offerings to address these challenges, we believe there is a significant market opportunity for a comprehensive, unified SaaS solution designed to serve the payroll and HCM needs of medium-sized organizations.

Our Solution

        We are a cloud-based provider of payroll and HCM software solutions for medium-sized organizations. Our solutions enable medium-sized organizations to more efficiently manage payroll and human capital in their complex and dynamic operating environments. As of June 30, 2014, we served approximately 8,500 clients across the U.S., which on average had over 100 employees.

        The key benefits of our solution include the following:

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  Comprehensive Platform Optimized for Medium-Sized Organizations.  Our solutions empower finance and HR professionals in medium-sized organizations to drive strategic human capital decisions by providing enterprise-grade payroll and HCM applications, including robust reporting and analytics. Our unified platform fully automates payroll and HCM processes, enabling our clients to focus on core business activities. Our solutions help our clients attract, retain and manage their employees within a comprehensive, unified system.

  •
  Modern, Intuitive User Experience.  Our intuitive, easy-to-use interface is based on current technology and automatically adapts to users' devices, including mobile platforms, thereby significantly increasing accessibility of our solutions and decreasing the need for training. Our platform's self-service functionality, combined with seamless integration across all our solutions, provides employees with an engaging experience. Our performance management applications include peer-to-peer employee recognition and social employee profiles that create a reward and recognition environment resulting in greater employee engagement.

  •
  Flexible and Configurable Platform.  We design our solutions to be flexible and configurable, allowing our clients to match their use of our software with their specific business processes and workflows. Our platform has been organically developed from a common code base, data structure and user interface, providing a consistent user experience with powerful features that are easily adaptable to our clients' needs. Our systems centralize payroll and HCM data, minimizing inconsistent and incomplete information that can be produced when using multiple databases.

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  Highly-Attractive SaaS Solution for Medium-Sized Organizations.  Our solutions are cloud-based and offered on a subscription basis, making them easier and more affordable to implement, operate and update and enabling our clients to focus less on their IT infrastructure and more on their core businesses. Our cloud-based software can be operated by a single administrator without the support of an in-house information technology department. Our multi-tenant and modern architecture allows for frequent software enhancements thereby enabling our clients to react to a rapidly changing and complex operating environment. Our cloud-based platform enables our clients to scale their businesses without having to acquire additional hardware or to resolve the integration challenges that often result from traditional outsourcing solutions.

  •
  Seamless Integration with Extensive Ecosystem of Partners.  Our platform offers our clients automated data integration with over 200 related third-party partner systems, such as 401(k), benefits and insurance provider systems. This integration reduces the complexity and risk of error of manual data transfers and saves time for our clients and their employees. We integrate data with these related systems through a secure connection, which significantly decreases the risk of unauthorized third-party access and other security breaches. Our direct and automated data transmission improves the accuracy of data and facilitates data collection in our partners' systems. We believe having automated data integration with a payroll and HCM provider like us differentiates our partners' product offerings, strengthening their competitive positioning in their own markets.

Our Strategy

        We intend to strengthen and extend our position as a cloud-based provider of payroll and HCM software solutions to medium-sized organizations. Key elements of our strategy include:

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  Grow Our Client Base.  We believe that our current client base represents only a small portion of the medium-sized organizations that could benefit from our solutions. While we served approximately 8,500 clients across the U.S. as of June 30, 2014, there were over 565,000 firms with 20 to 999 employees in the United States, employing more than 40 million persons, according to the U.S. Census Bureau in 2010. In order to acquire new clients, we plan to continue to grow our sales organization aggressively across all U.S. geographies.

  •
  Expand Our Product Offerings.  We believe that our leadership position is in significant part the result of our investment and innovation in our product offerings designed for medium-sized organizations. Therefore, we plan to increase investment in software development to continue to advance our platform and expand our product offerings. For example, we recently introduced new onboarding functionality that enables payroll and HR departments to deliver a highly intuitive, mobile-responsive onboarding experience to new hires.

  •
  Increase Average Revenue Per Client.  Our average revenue per client has consistently increased in each of the last three years as we have broadened our product offerings. We plan to further grow average revenue per client by selling a broader selection of products to new and existing clients.

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  Extend Technological Leadership.  We believe that our organically developed cloud-based multi-tenant software platform, combined with our unified database architecture, enhances the experience and usability of our products, providing what we believe to be a competitive advantage over alternative payroll and HCM solutions. Our modern, intuitive user interface utilizes features found on many popular consumer Internet sites, enabling users to use our solutions with limited training. We plan to continue our technology innovation, as we have done with our mobile applications, social features and analytics capabilities.

  •
  Further Develop Our Referral Network.  We have developed a strong network of referral participants, such as 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. We believe that our platform's automated data integration with over 200 related third-party partner systems is valuable to our referral participants, as they are able to access payroll and HR data through a single system which decreases complexity and cost and complements their own product offerings. We plan to increase integration with third-party providers and expand our referral network to grow our client base and lower our client acquisition costs.

Our Products

        Our cloud-based platform features a suite of unified payroll and HCM applications. Our solutions are highly configurable and easy to use, implement, update and maintain.

  Paylocity Web Pay

        Paylocity Web Pay is designed to provide enterprise-grade payroll processing and administration.

Feature	Functionality
Company-Level Configuration	• Real time ability to add, delete and modify client-specific payroll settings, including departments, job codes, earnings, deductions, taxes and garnishments
• Ability to create customized payroll earning or deduction code calculations, 401(k) match calculations and labor cost allocations
• Ability to configure payroll audits that identify potential errors prior to finishing payroll, such as paying the same employee twice
Configurable Templates	• Combination of standard and modifiable templates powered by highly-flexible drag-and-drop technology
• Standard templates such as new hire, job change, leave of absence and termination templates
• Enables users to configure user interface to efficiently align to organizations' business processes
• Ability to require additional data, add default values and insert new custom fields increases accuracy and consistency of data across the platform
Custom Checklists	• Allows users to track critical steps in hiring and other processes
• Triggers reports and notification emails to track critical steps and informs users when tasks are complete
Advanced Reporting	• Easy-to-use, powerful reporting dashboard enables users to design and create ad-hoc reports or rely on over 100 standard reports
• Ability to generate a variety of pre-process reports via report library and report writer
• Real-time report generation, including the ability to automatically schedule reports to run on a user-defined frequency
• Point-in-time reporting, including comparative analysis over multiple periods, allowing users to view data from any time in history
HR Insight and Analytics	• Provides a dashboard view into critical HR metrics such as headcount and employee turnover
• Users can choose between different types of graphical display or export the information to spreadsheets or other documents

Feature	Functionality
Affordable Care Act Compliance	• Allows for modeling of all affordability safe harbor methods
• Simultaneous measurement of initial and standard measurement periods for new hire employees
• Reporting that provides multiple views allowing brokers and clients to make better informed benefit decisions
• Advanced search and query capabilities provide ability for administrators to easily access key employee information

  Paylocity HR

        Paylocity HR provides a set of core HR capabilities designed to improve HR compliance, enhance reporting capabilities and reduce the amount of time necessary to manage employee information.

Feature	Functionality
Employee Record Management	• Manage payroll deductions for employee benefit plans such as health and 401(k)
• Automated employee time-off requests
• Track employee skills, events, education and prior employment
• Store employee documentation electronically
• Record and track company property issued to employees
• Ability to add custom fields to track additional employee related information
HR Compliance and Reporting	• Interactive employee organizational chart
• Family Medical Leave Act (FMLA) tracking
• Equal Employment Opportunity (EEO) reporting
• Occupational Safety & Health Administration (OSHA) tracking
• Consolidated Omnibus Budget Reconciliation Act (COBRA) tracking
• VETS 100/100A reporting
• Workers' compensation tracking and reporting
• I-9 verification

  Paylocity Impressions

        Paylocity Impressions is our advanced social media feature designed to integrate peer-to-peer collaboration and recognition into our solution, giving employees the ability to recognize each other and provide immediate feedback through virtually any device having Internet access. Paylocity Impressions helps to provide timely, meaningful recognition and promotes repeat positive behaviors among employees. Administrators have the ability to give their employees the option to post their accomplishments on their employee profiles to share with co-workers and other members of the organization. Employees can also be given the option to self-manage their profiles as well as update images and link to social sites such as LinkedIn, Twitter and Facebook. We believe that this functionality delivers a unique and modern solution to managing employee recognition programs.

  Performance Management

        Performance Management is designed to bring ease and convenience to the employee performance appraisal process and to give employees the opportunity to participate in their performance review and be more engaged in their professional development. Employee reviews and appraisals throughout the organization are stored and analyzed in a single system. Key features of Performance Management include:

Feature	Functionality
Reviews	• Provides the ability for employees and managers to complete online reviews, add comments and sign off on completed reviews
• Includes automated workflow at each step of the review process with ability for HR administrators to review and provide feedback prior to final approval
360° Feedback	• Provides the ability to access feedback from employees across the organization to receive input on employee performance and accomplishments
• Enables year-round or point-in-time 360° feedback
Goals Management	• Manages employee goals and appraisals in a single place to reduce the time required to navigate between screens
• Allows specific goals to be displayed on the performance review for increased employee focus and development
• Assigns goals specific to employees based on skill level and other factors
Self-Service Set-Up	• Provides the ability to determine and control key success factors
• Provides the ability to create review forms and set review notification date reminders

  Self-Service HR Portals

        Self-Service HR Portals are designed to extend our solutions' functionality by giving employees and managers secure and real-time access to critical payroll and HR information. Self-Service HR Portals help to improve communication within clients' organizations with such tasks as reviewing time-off requests, scheduling and benefits enrollment. Self-Service HR Portals also provide the ability to post and manage company news items, add reminders, create custom web pages, view organizational charts and download videos.

Feature	Functionality
Employee Self-Service Portal	• Full online and mobile access through virtually any device having Internet access to individual payroll, HR and benefits information
• Provides the ability for administrators to communicate company news, policy changes, such as handbook revisions, and to post documents, create custom web pages to communicate with employees
• Administrators can configure portal to link to third-party websites or embed videos

•

Allows employees to independently take actions such as clock in and out, make direct deposit changes, email check information, access tax forms, request time off, view time-off balances, access the company directory, manage contact information

Manager Self-Service Portal	• Improves communication among managers and HR and payroll and finance departments
• Provides a single view for managers where they can approve employee changes and requests, manage outstanding tasks and easily access employee information
• A workflow engine allows managers to initiate pay rate changes and automatically route changes for approval to various levels of the organization
• Allows managers to assign supervisors to both direct and indirect reports

  Paylocity Web Onboarding

        Web Onboarding delivers a seamless approach to new hire onboarding and events management. The new solution enables payroll and HR departments to deliver a highly intuitive, mobile-responsive onboarding experience to new hires. For administrators, Web Onboarding reduces the manual effort and processes generally associated with onboarding a new hire. Paylocity's Onboarding features include:

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  Seamless integration with Paylocity payroll and HCM modules reduces manual entry of new hire data

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  Mobile responsive design and attractive, intuitive interface, engaging new hires in the process

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  Robust events management capabilities, empowering administrators to proactively manage the onboarding process

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  High level of customization, allowing administrators to tailor tasks and overall experience for new hire

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  Withholding forms wizard, simplifying the process of completing important tax-related paperwork

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  Ability to add customized content including welcome message, documents, videos and other company specific information.

        Administrators can also build workflows to provide alerts and tasks to other parts of the organization involved in the new hire process.

  Paylocity Web Time

        Paylocity Web Time is a time and attendance solution designed to automate manual processes, improve productivity and help organizations control labor costs. Paylocity Web Time handles such tasks as managing schedules, tracking time and attendance, including overtime, rounding rules, payroll policies, labor allocation and time-off accruals. Paylocity Web Time also notes exceptions such as tardiness, absenteeism and misuse of break or meal periods. Paylocity Web Time is fully integrated with Paylocity Web Pay giving supervisors and employees a single point of entry into the system and automatic set-up of employee records and policies. Paylocity Web Time also provides the ability to select from a wide variety of biometric and barcode hardware options to track employees' time. We believe this integration helps organizations reduce redundant processes, improve data accuracy, reduce leave liability and improve tracking capabilities.

  Paylocity Web Benefits and Paylocity Enterprise Benefits

        Paylocity Web Benefits and Paylocity Enterprise Benefits (powered by bswift) are benefit management solutions that integrate with insurance carrier systems to provide automated administrative processes and allows users to choose benefit elections and make life event changes online, summarize benefit elections and perform other similar benefit-related tasks. These solutions also enable premium reconciliation, management of voluntary benefits and advanced reporting. Both Web Benefits and Paylocity Enterprise Benefits integrate seamlessly with Paylocity's Web Pay. Web Benefits features include:

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  Employee Self-Service Enrollment Portal, designed to perform on mobile devices as well as desktops and laptops

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  Automated employee deductions updates in Web Pay

  •
  Customizable enrollment portal content (text, links, documents, logos)

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  Reporting on employee enrollment status and enrollment summary

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  Configurable Medical, Dental and Vision benefit plans, Reimbursement benefit plans (HAS, DCRA, HCRA), Life benefits plans (Basic, Voluntary, AD&D), Long-term and Short-term disability

  •
  Electronic Data Interchange (EDI) support for insurance carriers

        Paylocity Web Benefits features an intuitive design to make benefits enrollment a simple and straightforward activity for the employee and reduce the overall time and energy payroll and HR administrators spend managing benefits enrollment.

Implementation and Client Services

        Delivering our clients a positive experience is an essential element of our ability to sell our solutions and retain our clients. We provide our clients with a single point-of-contact supplemented by teams with deep technical and subject matter expertise. The single point of contact allows our account managers to better understand our clients' needs, which we believe strengthens our client relationships.

  Implementation and Training Services

        Our clients are medium-sized organizations that are typically migrating to our platform from a competitive solution or are adopting an online payroll and HCM solution for the first time. These organizations often have limited internal resources and generally rely on us to implement our solutions.

        We typically implement our Paylocity Web Pay product within only three to six weeks, and any additional products thereafter, as requested by the client. Each client is guided through the implementation process by an implementation consultant who serves as a single point-of-contact for all implementation matters. We believe our ability to rapidly implement our solutions is principally due to the combination of our emphasis on engagement with the client, our standardized methodology, our cloud-based architecture and our highly-configurable, easy-to-use products.

        We offer our clients the opportunity to participate in formal training designed to increase their ability to further utilize the functionality of our products within their organizations. Our training courses are designed to enable selected employees of our clients to develop expertise in our solutions and act as a first-level support resource for their colleagues.

        In order to ensure client satisfaction, a team of client service representatives conducts a comprehensive audit of a client's account after the client has completed the implementation process. Thereafter, the client is transitioned to our client service team.

  Client Service

        Our client service model is designed to serve the needs of medium-sized organizations and to build loyalty by developing strong relationships with our clients. We strive to achieve high revenue retention, in part, by delivering high-quality service. Our revenue retention was greater than 92% in each of fiscal 2012, 2013 and 2014.

        Each client is assigned an account manager who serves as the central point-of-contact for any questions or support needs. We believe this approach enhances our client service by providing each client with a single person who understands the client's business, responds quickly and is accountable for the client experience. Our account managers are supplemented by teams with deep technical and subject matter expertise who help to expediently and effectively address client needs. We also proactively solicit client feedback through ongoing surveys from which we receive actionable feedback that we use to enhance our client service processes.

  Tax and Regulatory Services

        Our software contains a rules engine designed to make accurate tax calculations that is continually updated to support all pertinent legislative changes across all U.S. jurisdictions. Our tax filing service provides a variety of solutions to our clients including processing payroll tax deposits, preparing and filing quarterly and annual tax returns and amendments and resolving client tax notices.

Clients

        As of June 30, 2014, we provided our solutions to approximately 8,500 clients in all U.S. states. Although many clients have multiple divisions, segments or locations, we only count such clients once for these purposes.

        Our clients include for-profit and non-profit organizations across industries including business services, financial services, healthcare, manufacturing, restaurants, retail, technology and others. For each of fiscal 2012, 2013 and 2014, no client accounted for more than 1% of our revenues.

Sales and Marketing

        We market and sell our products and services primarily through our direct sales force. Our direct sales force includes sales representatives who have defined geographic territories throughout the U.S. We seek to hire experienced sales representatives wherever they are located, and believe we have room to grow the number of sales representatives in each of our territories. In addition, we have contractual arrangements with third-party resellers who also sell subscriptions to our payroll and HCM solutions.

        The sales cycle begins with a sales lead generated by the sales representative through our third-party referral network, a client referral, our telemarketing team, our external website, e-mail marketing or territory- based activities. Through one or more on-site visits, phone-based sales calls, or web demonstrations, sales representatives perform in-depth analysis of prospective clients' needs and demonstrate our solutions. We employ sophisticated software to track, classify and manage our sales representatives' pipeline of potential clients. We support our sales force with a marketing program that includes seminars and webinars, email marketing, social media marketing, broker events and web marketing.

Referral Network

        As a core element of our business strategy, we have developed a referral network of third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. Our referral network has become an increasingly important component of our sales process, and in fiscal 2014, approximately 25% of our new client revenue originated by referrals from participants in our referral network.

        We believe participants in our referral network refer potential clients to us because we do not provide services that compete with their own and because we offer third parties the ability to integrate their systems with our platform. Unlike other payroll and HCM solution providers who also provide retirement plans, health insurance and other products and services competitive with the offerings of the participants in our referral network, we focus only on our core business of providing cloud-based payroll and HCM solutions. In some cases we have formalized relationships in which we are a recommended vendor of these participants. In other cases, our relationships are informal. We typically do not compensate these participants for referrals.

Partner Ecosystem

        We have developed a partner ecosystem of third-party systems, such as 401(k), benefits and insurance provider systems, with whom we provide automated data integration for our clients. These third-party providers require certain financial information from their clients in order to efficiently provide their respective services. After securing authorization from the client, we exchange payroll data with these providers. In turn, these third-party providers supply data to us, which allows us to deliver comprehensive benefit management services to our clients. We believe our ability to integrate our systems with those of these partners adds value to our mutual clients and to our partners.

        We have also developed our solutions to integrate with a variety of other systems used by our clients, such as accounting, point of sale, banking, expense management, recruiting, background screening and skills assessment solutions. We believe our clients benefit from an integrated and seamless solution.

Technology

        We offer our solutions on a cloud-based platform that leverages a unified database architecture and a common code base that we have organically developed. Clients do not need to install our software in their data centers and can access our solutions through any mobile device or web browser with Internet access.

  •
  Multi-Tenant Architecture.  Our software solutions were designed with a multi-tenant architecture. This architecture gives us an advantage over many disparate traditional systems which are less flexible and require longer and more costly development and upgrade cycles.

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  Mobile Focused.  We employ mobile-centric principles in our solution design and development. We believe that the increasing mobility of employees heightens the importance of access to our solutions through mobile devices, including smart phones and tablets. Our mobile experience provides our clients and their employees with access to our solutions through virtually any device having Internet access. We bring the flexibility of a secure, cloud-based solution to users without the need to access a traditional desktop or laptop computer.

  •
  Security.  We maintain comprehensive security programs designed to ensure the security and integrity of client and employee data, protect against security threats or data breaches and prevent unauthorized access. We regulate and limit all access to servers and networks at our data centers. Our systems are monitored for irregular or suspicious activity, and we have dedicated internal staff perform security assessments for each release. Our systems undergo regular penetration testing and source code reviews by an independent third-party security firm.

        We host our solutions at our primary data center at our corporate headquarters in Arlington Heights, Illinois. We utilize a secondary data center through a third-party in Kenosha, Wisconsin for backup and disaster recovery. We supply the hardware infrastructure and are responsible for the ongoing maintenance of our equipment at both data center locations.

Competition

        The market for payroll and HCM solutions is fragmented, highly competitive and rapidly changing. Our competitors vary for each of our solutions and include enterprise-focused software providers, such as Ultimate Software Group, Inc., Workday, Inc., SAP AG, Oracle Corporation and Ceridian Corporation; payroll service providers, such as Automatic Data Processing, Inc., Paychex, Inc. and other regional providers; and HCM point solutions providers, such as Cornerstone OnDemand, Inc.

        We believe the principal competitive factors on which we compete in our market include the following:

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  Focus on medium-sized organizations;

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  Breadth and depth of product functionality;

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  Configurability and ease of use of our solutions;

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  Modern, intuitive user experience;

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  Benefits of a cloud-based technology platform;

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  Ability to innovate and respond to client needs rapidly;

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  Domain expertise in payroll and HCM;

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  Quality of implementation and client service;

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  Ease of implementation;

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  Real-time web-based payroll processing; and

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  Integration with a wide variety of third-party applications and systems.

        We believe that we compete favorably on these factors within the medium-sized organization market. We believe our ability to remain competitive will largely depend on the success of our continued investment in sales and marketing, research and development and implementation and client services.

Research and Development

        We invest heavily in research and development to continuously introduce new applications, technologies, features and functionality. We are organized in small product-centric teams that utilize an agile development methodology. We focus our efforts on developing new applications and core technologies and on further enhancing the usability, functionality, reliability, performance and flexibility of existing applications.

        Research and development costs, including research and development costs that were capitalized, were $5.5 million, $8.8 million and $15.0 million for fiscal 2012, 2013 and 2014, respectively, and $5.1 million for the three months ended September 30, 2014. Our research and development personnel are principally located at our headquarters, although we seek to hire highly experienced personnel wherever they are located.

Intellectual Property

        Our success is dependent, in part, on our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on laws respecting intellectual property rights, including trade secret, copyright and trademark laws, as well as contractual protections to establish and protect our intellectual property rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

        Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to misappropriate our rights or to copy or obtain and use our proprietary technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is very difficult.

        We expect that providers of payroll and HCM solutions such as ours may be subject to third-party infringement claims as the market and the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these or other third parties might make a claim of infringement against us at any time.

Properties

        As of September 30, 2014, our corporate headquarters occupied approximately 117,000 square feet in Arlington Heights, Illinois under a lease expiring in August 2020. As of September 30, 2014, we also leased facilities in New York, New York, Lake Mary, Florida, Nashua, New Hampshire and Oakland, California.

Employees

        As of September 30, 2014, we had approximately 1,059 full-time employees, of which 339 were in client services and operations, 266 were in client implementation, 138 were in research and development, 228 were in sales and marketing and 88 were in general and administrative. None of our employees is represented by a union or is party to a collective bargaining agreement, and we have not experienced any work stoppages. We believe we have good relations with our employees and that our culture benefits our clients and supports our growth. Our management team is committed to maintaining and improving our culture even as we grow rapidly. We were recognized by the Best Companies Group on the list of "Best Places to Work In Illinois" in each of 2012 and 2013.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or taken together have a material adverse effect on our business, financial condition or liquidity.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages.

Name	Age	Position
Executive Officers
Steven R. Beauchamp	42	President, Chief Executive Officer and Director
Steven I. Sarowitz(3)	49	Chairman and Director
Peter J. McGrail	55	Chief Financial Officer
Michael R. Haske	42	Senior Vice President of Sales & Marketing
Edward W. Gaty	41	Senior Vice President of Product Development
Jenifer L. Page	42	Senior Vice President of Operations
Non-Management Directors
Jeffrey T. Diehl(1)(2)(3)	44	Director
Mark H. Mishler(1)(2)(3)	56	Director
Andres D. Reiner	44	Director
Ronald V. Waters, III(1)(2)	62	Director

(1)
Member of Audit Committee
(2)
Member of Compensation Committee
(3)
Member of Nominating and Corporate Governance Committee

Executive Officers

        Steven R. Beauchamp is our President and Chief Executive Officer and a Director. Prior to joining Paylocity in 2007, Mr. Beauchamp was employed by Paychex, Inc., from September 2002 to August 2007 and served as VP of Product Management and as a Corporate Officer. Mr. Beauchamp also served as Vice President of Payroll Operations for Advantage Payroll Services, Inc. from August 2001 to September 2002 after Advantage Payroll acquired Payroll Central where he served as President from May 1999 to August 2001. Mr. Beauchamp also spent three years in operations management with ADP Canada from May 1995 to April 1998. Mr. Beauchamp holds a B.B.A. from Wilfrid Laurier University and an M.B.A. from Queen's University. Mr. Beauchamp brings to our board of directors over 15 years of experience in management positions in payroll services companies, and his experience and familiarity with our business as our President and Chief Executive Officer.

        Steven I. Sarowitz founded Paylocity in 1997 and is our Chairman. Mr. Sarowitz is currently the Chief Executive Officer of Blue Marble Payroll, an international payroll aggregator. Prior to founding Paylocity, Mr. Sarowitz worked at Robert F. White, a Chicago-based independent payroll service firm. He later was an executive at three privately-held payroll companies. Mr. Sarowitz formerly served as President of the Independent Payroll Providers Association. Mr. Sarowitz holds a B.A. in Economics from the University of Illinois at Urbana. Mr. Sarowitz brings to our board of directors extensive executive leadership and operational experience in payroll services companies, and his experience and familiarity with our business as the founder and Chairman.

        Peter J. McGrail is our Chief Financial Officer. Prior to joining Paylocity in 2010, Mr. McGrail served from 2007 to 2009 as Chief Financial Officer of FetchDog, a pet accessory catalog and Internet sales company. Mr. McGrail also served previously as Chief Financial Officer for two payroll services companies: Advantage Payroll Services, Inc. from 1999 to 2003 and CompuPay, Inc. from 2005 to 2007. Mr. McGrail also spent seven years at the Boston office of KPMG Peat Marwick, now KPMG, where he was an audit manager and attained his CPA designation. Mr. McGrail holds a Master's Degree in Accounting from Bentley University and a B.A. in Economics from Colgate University.

        Michael R. Haske is our Senior Vice President of Sales & Marketing. Prior to joining Paylocity in 2007, Mr. Haske held several roles at Paychex, Inc., including Director of Marketing and Business Development and Regional Manager. Prior to joining Paychex, Inc., Mr. Haske held multiple roles with Automatic Data Processing, Inc., including Sales Manager & Corporate Sales Trainer. Mr. Haske earned his B.A. degree in Marketing and Finance from the University of Michigan. He also earned an M.B.A. in Marketing from Cardean/Ellis NYIT.

        Edward W. Gaty is our Senior Vice President of Product Development. Prior to joining Paylocity in July 2013, Mr. Gaty held several positions at Hewitt Associates and Aon Hewitt, a human resources consulting firm, from 1995 to 2013, including Chief Information Officer, Benefits Administration and Chief Technology Officer, Benefits Administration. Mr. Gaty holds a B.A. in Economics & Business Administration from Kalamazoo College and an M.S. in Information Technology from Northwestern University.

        Jenifer L. Page is our Senior Vice President of Operations. Ms. Page has held several positions at our company since joining Paylocity as one of our earliest employees in 1998. Ms. Page began her career with us as a client service representative, has risen through the ranks and has held various leadership positions in client service and operations. She was named our Vice President of Client Services in 2003 and our Senior Vice President of Operations in 2011. Ms. Page attended DePaul University where she studied organizational leadership.

Non-Management Directors

        Jeffrey T. Diehl has served as a Director since May 2008. Mr. Diehl is currently a Partner at Adams Street Partners, a global private equity investment management firm. Prior to joining Adams Street Partners in 2000, Mr. Diehl worked at Brinson Partners/UBS Global Asset Management and The Parthenon Group. Mr. Diehl serves as a director of Q2 Holdings, Inc., a virtual banking solutions company, and various private companies. Mr. Diehl holds a B.S. from Cornell University and an M.B.A. from Harvard University. Mr. Diehl brings to our board of directors years of experience as an advisor to a wide range of technology companies, including companies in the software, IT-enabled business services and consumer Internet/media sectors. Mr. Diehl's experience with the growth and development of technology companies provides our board of directors with a unique perspective on our long-term strategy.

        Mark H. Mishler has served as a Director since November 2013. Since 2011, Mr. Mishler has served as the President and Chief Executive Officer and as a director of Interstate National Corporation, or INC, a service contract and extended warranty program provider, and in April 2014 Mr. Mishler was elected Chairman of INC. From 2002 to 2010, Mr. Mishler served as President, Chief Operating Officer and as a Director of The Warranty Group, a warranty service contract provider. Mr. Mishler holds a B.S. in Accounting from Robert Morris University. Mr. Mishler is a retired officer of the United States Army. Mr. Mishler brings to our board of directors 30 years of business experience in positions such as controller, chief financial officer, chief operating officer and chief executive officer. In addition, Mr. Mishler has served as a director on numerous boards. Mr. Mishler brings to our board of directors significant finance experience derived primarily from his previous service as a controller and chief financial officer.

        Andres D. Reiner has served as a Director since September 2014. Since 2010, Mr. Reiner has served as the President and Chief Executive Officer and a director of PROS Holdings, Inc., or

PROS, an enterprise software company. Since 1999, and prior to his appointment as President and Chief Executive Officer, Mr. Reiner held a series of positions with PROS, including Senior Vice President of Product Development and Executive Vice President of Product and Marketing. Prior to joining PROS, Mr. Reiner held various technical and management positions in technology companies including Platinum Technology, ADAC Healthcare Information Systems, and Kinesix. Mr. Reiner holds a B.S. in Computer Science with a minor in Mathematics from the University of Houston. Mr. Reiner brings to our board of directors leadership experience through his role as President and Chief Executive Officer of PROS, as well as in-depth knowledge and experience at growing technology companies.

        Ronald V. Waters, III has served as a Director since November 2013. Mr. Waters has been an independent business consultant since May 2010. From 2009 to May 2010, he was a Director and the President and Chief Executive Officer of LoJack Corporation, or LoJack, a worldwide marketer of wireless tracking and recovery systems for valuable mobile assets, and, from 2007 to 2008, he was a Director and the President and Chief Operating Officer of LoJack. He is a director of Fortune Brands Home & Security, Inc., a home and security products company, Chiquita Brands International, Inc., an international marketer and distributor of food products, and HNI Corp., a manufacturer of office furniture and a manufacturer and marketer of gas- and wood-burning fireplaces. From 2006 to 2007, Mr. Waters served as a director of Sabre Holdings Corporation. Mr. Waters brings to our board of directors leadership experience through his former role as Chief Executive Officer of LoJack and significant finance expertise derived primarily from his current service on the audit committee of two other public companies and previous roles as a director and Chief Operating Officer at a public company, Chief Financial Officer at Wm. Wrigley Jr. Company, Controller at The Gillette Company and partner of a large public accounting firm. Mr. Waters also brings to our board of directors international, legal and information technology expertise derived primarily from his service in various roles at several large public companies.

Election of Officers

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

        Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six members. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Vacancies on our board of directors can be filled by a majority vote of the board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Messrs. Sarowitz and Diehl are the Class I directors, and their terms will expire in fiscal 2018. Messrs. Mishler and Waters are the Class II directors, and their terms will expire in fiscal 2016. Messrs. Beauchamp and Reiner are the Class III directors, and their terms will expire in fiscal 2017.

Director Independence

        Our common stock is listed on the NASDAQ Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors, and each member of a listed company's audit, compensation and nominating and corporate governance committees, be independent within specified periods following the closing of an initial public offering. Our board of directors has determined that the following non-employee directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the NASDAQ Global Select Market: Jeffrey T. Diehl, Mark H. Mishler, Andres D. Reiner and Ronald V. Waters, III.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

        In November 2013 and August 2014, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that none of Messrs. Diehl, Mishler, Reiner or Waters, representing four of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under NASDAQ Global Select Market rules. Our board of directors also determined that Mr. Waters, who serves on our audit committee and compensation committee, Mr. Mishler, who serves on our audit committee, compensation committee and nominating and corporate governance committee and Mr. Diehl, who serves our audit committee, compensation committee and nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC and NASDAQ Global Select Market rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board Committees

        Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of these committees have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

        Our audit committee is comprised of Messrs. Waters, Diehl and Mishler. Mr. Waters is the chairman of our audit committee. Each of Messrs. Waters, Diehl and Mishler satisfies the independence requirements of Rule 10A-3. Mr. Waters is an audit committee financial expert, as that term is defined under SEC rules, and possesses financial sophistication as defined under the rules of the NASDAQ Global Select Market. The designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

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  Selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

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  Ensuring the independence of the independent registered public accounting firm;

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  Discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

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  Establishing procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

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  Considering the adequacy of our internal controls and internal audit function;

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  Reviewing material related party transactions or those that require disclosure; and

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  Approving or, as permitted, pre-approving all audit and non- audit services to be performed by the independent registered public accounting firm.

        The composition of our audit committee complies with all applicable requirements of the SEC and the listing requirements of the NASDAQ Global Select Market and all members of our audit committee are independent directors.

        Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee's charter and functioning, complies with the applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

        Our compensation committee is comprised of Messrs. Mishler, Diehl and Waters. Mr. Mishler is the chairman of our compensation committee. Each of Messrs. Mishler, Diehl and Waters is independent under the applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended. Our compensation committee is responsible for, among other things:

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  Reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

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  Reviewing and recommending to our board of directors the compensation of our directors;

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  Reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

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  Administering our stock and equity incentive plans;

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  Reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

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  Reviewing our overall compensation philosophy.

        The composition of our compensation committee will comply with all applicable requirements of the SEC and the listing requirements of the NASDAQ Global Select Market all members of our compensation committee are independent directors.

        Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee's charter and functioning, comply with the applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of Messrs. Sarowitz, Mishler and Diehl. Mr. Sarowitz is the chairman of our nominating and corporate governance committee. Each of Messrs. Mishler and Diehl is independent under the applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

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  Identifying and recommending candidates for membership on our board of directors;

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  Reviewing and recommending our corporate governance guidelines and policies;

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  Reviewing proposed waivers of the code of conduct for directors and executive officers;

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  Overseeing the process of evaluating the performance of our board of directors; and

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  Assisting our board of directors on corporate governance matters.

        The composition of our nominating and corporate governance committee complies with all applicable requirements of the SEC and the listing requirements of the NASDAQ Global Select Market, and after the phase in period under the applicable requirements of the SEC and the listing requirements of the NASDAQ Global Select Market, upon which we rely, all members of our nominating and corporate governance committee will be independent directors.

        Our board of directors has adopted a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee's charter and functioning, complies with the applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2014. During fiscal 2014, Mr. Sarowitz, our Chairman, and Mr. Diehl, an affiliate of Adams Street Partners, were members of our compensation committee. See "Certain Relationships and Related Party

Transactions" for a description of recent transactions involving us and Mr. Sarowitz and Mr. Diehl, respectively.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors. The full text of our code of conduct is posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table presents compensation information for fiscal 2013 and fiscal 2014 paid to, or earned by, our principal executive officer and our two other most highly compensated executive officers for the fiscal years ended June 30, 2013 and 2014. We refer to these executive officers as our "named executive officers".

Name	Year	Salary	Option Awards(2)	Bonuses(3)		All Other Compensation(4)	Total
Steven R. Beauchamp, President and Chief Executive Officer	2014	$425,863	$127,003	$102,226		$22,633	$677,725
	2013	421,531	607,500	25,639		28,386	1,083,056
Steven I. Sarowitz, Executive Chairman(1)	2014	275,000	—	126		18,483	293,609	(5)
	2013	304,888	—	100,117		25,930	430,935	(5)
Michael R. Haske, Senior Vice President of Sales & Marketing	2014	259,023	127,003	203,236	(6)	22,503	611,765
	2013	254,147	364,500	177,640	(6)	22,643	818,930

(1)
The status of Mr. Sarowitz on the board of directors changed from executive chairman to chairman effective June 30, 2014. Mr. Sarowitz no longer has an employment relationship with the Company, nor does he receive any compensation in such capacity.
(2)
Amounts represent the aggregate grant date fair value of stock options granted during the year computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in calculating these options reported in this column are set forth in Note 15 to our consolidated financial statements included elsewhere in this prospectus.
(3)
Includes discretionary annual bonus payouts determined by our compensation committee. Our management team establishes an annual business plan for the company which is approved by our board of directors. At the end of our fiscal year, our compensation committee considers each named executive officer's performance relative to the attainment of our business plan for the year and meets to discuss, develop and approve the bonus amounts payable to each named executive officer based on his performance. The compensation committee then recommends bonus amounts for our named executive officers to the board for approval.
(4)
Consists of premiums paid for medical, dental, short-term disability, long term disability, life and accidental death and dismemberment insurance, Health Savings Account contributions, 401(k) contributions and phone and car allowances.
(5)
Excludes amounts payable to Elite Sales Generation, Inc., or Elite, a company owned by Steven I. Sarowitz. See "Certain Relationships and Related Party Transactions—Other Related Party Transactions" for a description of our former agreement with Elite.
(6)
Also includes a monthly bonus based on the prior month's commissionable sales.

Outstanding Equity Awards at June 30, 2014

        The following table sets forth information regarding outstanding equity awards held by our named executive officers at June 30, 2014.

Name	Number of Securities Underlying Unexercised Options Exercisable(1)		Number of Securities Underlying Unexercised Options Unexercisable(1)		Option Exercise Price	Option Expiration Date
Steven R. Beauchamp	125,000	(2)	375,000	(2)	$4.88	8/21/2022
	—		16,667	(3)	$17.00	3/18/2024
Steven I. Sarowitz	—		—		—	—
Michael R. Haske	75,000	(2)	225,000	(2)	$4.88	8/21/2022
	—		16,667	(3)	$17.00	3/18/2024

(1)
Shares of common stock.
(2)
This option grant vests as to 1/4 of the total option grant on July 1, 2013, and thereafter as to 1/4 of the total option grant yearly.
(3)
This option grant vests as to 1/3 of the total option grant on March 24, 2015, and thereafter as to 1/3 of the total option grant yearly.

Employment Agreements

        The following is a summary of the employment agreements with our named executive officers.

        Steven R. Beauchamp is party to an amended and restated employment agreement with us effective February 7, 2014. This employment agreement has no specific term and constitutes at-will employment. Mr. Beauchamp's current annual base salary is $450,000. Mr. Beauchamp is also eligible to receive benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is currently set at 70% of Mr. Beauchamp's base salary. Payment of any bonus to Mr. Beauchamp is subject to approval by the compensation committee of our board of directors.

        Pursuant to this agreement, in the event Mr. Beauchamp is terminated for any reason (other than for cause (as such term is defined in the employment agreement), as a result of his death or his inability to perform the essential functions of his position with or without reasonable accommodation), (i) we will be obligated to pay him 100% of his then-current monthly base salary for 12 months and (ii) 100% of his then-unvested shares subject to any equity grants issued by the company will become vested in full. These severance benefits are contingent on Mr. Beauchamp executing a general release of claims. In addition, pursuant to his employment agreement, Mr. Beauchamp has agreed (i) not to solicit our employees or customers during employment and for a period of 12 months after the termination of employment, (ii) not to compete with us or assist any other person to compete with us during employment and a period of 12 months after the termination of employment and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of employment.

        Steven I. Sarowitz was party to an employment agreement with us dated July 1, 2013. This employment agreement had no specific term and constituted at-will employment. At the date of his resignation, Mr. Sarowitz's annual base salary was $275,000. Mr. Sarowitz was also eligible to receive benefits that are substantially similar to those of our other employees.

        Pursuant to this agreement, in the event Mr. Sarowitz's employment is terminated for any reason (other than for cause (as such term is defined in the employment agreement)), we would have been obligated to pay him (i) 100% of his then-current monthly base salary for the remainder of the term of his employment agreement and (ii) to the extent Mr. Sarowitz participated in any of our group health plans immediately prior to the date of termination, a lump sum payment equal to the cost of monthly premiums for continued health insurance coverage under such plans for the remaining term of his employment agreement. The severance benefits described above were contingent on Mr. Sarowitz executing a general release of claims. In addition, pursuant to his employment agreement, Mr. Sarowitz agreed (i) not to solicit our employees or customers during employment and for a period of 12 months after the termination of employment, (ii) not to compete with us or assist any other person to compete with us during employment and a period of 12 months after the termination of employment and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of employment.

        Mr. Sarowitz's employment agreement terminated effective June 30, 2014, in accordance with that certain Memorandum of Understanding by and among the Company, Paylocity Corporation, Blue Marble Payroll, LLC and Mr. Sarowitz, whereby Mr. Sarowitz resigned as Executive Chairman. Pursuant to the Memorandum of Understanding, for so long as Mr. Sarowitz continues to provide services to us as a member of our board of directors, we pay Mr. Sarowitz and his dependents insurance on the same terms made available to our employees generally.

        Michael R. Haske is party to an amended and restated employment agreement with us effective February 7, 2014. This employment agreement has no specific term and constitutes at-will employment. Mr. Haske's current annual base salary is $320,000. Mr. Haske is also eligible to receive a monthly bonus based on the prior month's commissionable sales by all sales personnel as well as benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is currently set at 50% of Mr. Haske's current base salary. Payment of any bonus to Mr. Haske is subject to approval by the compensation committee of our board of directors.

        Pursuant to this agreement, in the event Mr. Haske is terminated for any reason (other than for cause (as such term is defined in the employment agreement), as a result of his death or his inability to perform the essential functions of his position with or without reasonable accommodation), (i) we will be obligated to pay him 100% of his then current monthly base salary for twelve months and (ii) 100% of his then unvested shares subject to any equity grants issued by the Company will become vested in full. These severance benefits are contingent on Mr. Haske executing a general release of claims. In addition, pursuant to his employment agreement, Mr. Haske has agreed (i) not to solicit our employees or customers during employment and for a period of 12 months after the termination of employment, (ii) not to compete with us or assist any other person to compete with us during employment and a period of 12 months after the termination of employment and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of employment.

Director Compensation

        In connection with our initial public offering, in November 2013, our board of directors adopted a cash compensation package for Messrs. Mishler and Waters. Messrs. Mishler and Waters were each entitled to receive a $20,000 annual retainer fee for service on our board of directors. Mr. Waters was also entitled to receive an annual fee of $30,000 as compensation for his service as audit committee chairman. Mr. Mishler was entitled to receive an annual fee of $5,000 as compensation for his service on the audit committee and an annual fee of $10,000 as compensation for his service as compensation committee chairman. In March, 2014, our board of directors approved the grant of 6,666 restricted stock units to each of Messrs. Mishler and Waters. These restricted stock units vested 1/3 upon the closing of the initial public offering, 1/3 upon the first anniversary of the offering and 1/3 upon the second anniversary of the offering.

        In September 2014, we implemented a director compensation package, pursuant to which our directors are eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors. Under our director compensation package, our directors are entitled to receive a $30,000 annual retainer fee. The audit committee chairperson receives an annual fee of $20,000 and members of the audit committee receive an annual fee of $10,000. The compensation committee chairperson receives an annual fee of $15,000 and members of the compensation committee receive an annual fee of $7,500. The nominating and corporate governance committee chairperson receives an annual fee of $10,000 and the members of the nominating and corporate governance committee receive an annual fee of $5,000. In August 2014 (and September 2014 in the case of Mr. Reiner), our board of directors approved a restricted stock unit grant entitling each director to receive that number of shares of our common stock equal to $150,000 divided by the then current share price of our common stock. These grants vest 25% quarterly, such that the grant vests in full on the first anniversary of the grant, provided that the director continues to serve as a director through such vesting date.

Limitations of Liability; Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

  •
  For any breach of a duty of loyalty to us or our stockholders;

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  For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  For any transaction from which the director derived an improper benefit; or

  •
  For an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

        Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Our amended and restated certificate of incorporation and amended and restated bylaws further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified persons as directors and executive officers.

Indemnity Agreements

        We have entered into indemnity agreements with each of our directors and certain of our executive officers. These agreements, among other things, require us to indemnify each such director and officer to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering for expenses such as, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

Benefit Plans

  2008 Equity Incentive Plan

        Our 2008 Equity Incentive Plan, as amended, was adopted by our board of directors and approved by our stockholders on May 13, 2008, and was most recently amended in June 2012. Our 2008 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock awards (both restricted and unrestricted) and restricted stock unit awards to our employees, directors, consultants and independent contractors. As of September 30, 2014, options to purchase 2,337,219 shares of our common stock were outstanding and zero shares of our common stock were reserved for future grant under this plan. As of September 30, 2014, in addition to incentive stock options and nonqualified stock options, we issued 269,199 shares of restricted common stock under this plan.

        Subsequent to our initial public offering, we have not granted any additional awards under our 2008 Equity Incentive Plan. Instead, we now grant equity awards under our 2014 Equity Incentive Plan which was approved by our board of directors and stockholders in February 2014. However, our 2008 Equity Incentive Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2008 Equity Incentive Plan.

        The standard form of option agreement under the 2008 Equity Incentive Plan provides that options will vest 25% on the first anniversary of the vesting commencement date, with the remainder vesting in equal annual installments over the next three years, subject to continued service through each applicable vesting date. Under our 2008 Equity Incentive Plan, our board of directors has the authority to provide for accelerated vesting in connection with a change in control, as defined in the 2008 Equity Incentive Plan. In the event of a change in control, our board of directors may require the substitution of outstanding equity awards for similar rights in the acquiring entity. In the alternative, our board of directors may provide that all outstanding options be canceled in exchange for an amount per option share equal to the greater of (i) the highest per share price offered to the holders of our common stock in the change in control minus the exercise price per option share or (ii) the fair market value of a share of our common stock on the date of the change in control minus the exercise price per option share. In the case of outstanding shares of restricted stock or restricted stock units, our board of directors may provide that such shares or units be canceled in exchange for an amount per share or unit equal to the greater of (i) the highest per share price offered to the holders of our common stock in the change in control or (ii) the fair market value of a share of our common stock on the date of the change in control.

        Our 2008 Equity Incentive Plan provides that our board of directors, or its designated committee, will equitably and proportionally adjust or substitute outstanding awards upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The standard form of option agreement under our 2008 Equity Incentive Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for such period of time from and after the effective date of this registration statement as may be established by the underwriter of our initial public offering.

  2014 Equity Incentive Plan

        Our 2014 Equity Incentive Plan was approved by our board of directors and our stockholders in February 2014. It is intended to make available incentives that will assist us to attract, retain and motivate employees (including officers), consultants and directors. We have thus far provided these incentives through the grant of stock options and restricted stock units and may in the future provide these incentives through stock appreciation rights, restricted stock, performance shares and units and other cash-based or stock-based awards.

        As of September 30, 2014, options to purchase 2,263,211 shares of common stock were outstanding and 479,594 shares of common stock were reserved for future grant under the 2014 Equity Incentive Plan. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the smaller of (a) 4.5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors. The 2014 Equity Incentive Plan provides that the maximum aggregate number of shares of our common stock that may be issued under the 2014 Equity Incentive Plan pursuant to the exercise of incentive stock options shall not exceed 4,701,518 shares. The limit on the issuance of shares of our common stock pursuant to the exercise of incentive stock options will automatically increase on January 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the smaller of (a) the annual increase to the share reserve in the 2014 Equity Incentive Plan or (b) 5,000,000 shares.

        Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2014 Equity Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations; the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Equity Incentive Plan.

        The 2014 Equity Incentive Plan is generally administered by the compensation committee of our board of directors. Subject to the provisions of the 2014 Equity Incentive Plan, the compensation committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2014 Equity Incentive Plan and awards granted under it. The 2014 Equity Incentive Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2014 Equity Incentive Plan.

        The 2014 Equity Incentive Plan authorizes the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment or to amend such awards to reduce the exercise price thereof to the fair market value of the common stock on the date of amendment.

        Awards may be granted under the 2014 Equity Incentive Plan to our employees, (including officers), directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

  •
  Stock options.  We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

  •
  Stock appreciation rights.  A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

  •
  Restricted stock.  The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

  •
  Restricted stock units.  Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

  •
  Performance shares and performance units.  Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2014 Equity Incentive Plan, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

  •
  Cash-based awards and other stock-based awards.  The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. The holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant equivalent dividend rights with respect to other stock-based awards.

        In the event of a change in control as described in the 2014 Equity Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2014 Equity Incentive Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Our compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full except to the extent assumed, continued or substituted by the acquiring or successor entity. The 2014 Equity Incentive Plan also authorizes our compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

        The 2014 Equity Incentive Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2014 Equity Incentive Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

  2014 Employee Stock Purchase Plan

        In February 2014, our board of directors adopted and our stockholders approved our 2014 Employee Stock Purchase Plan, or ESPP.

        As of September 30, 2014, a total of 1,000,000 shares of our common stock were available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2015 and each subsequent anniversary through 2024, equal to the smallest of:

  •
  400,000 shares;

  •
  0.75% of the issued and outstanding shares of our common stock on the immediately preceding December 31; or

  •
  such other amount as may be determined by our board of directors.

        Appropriate adjustments will be made in the number of authorized shares, certain other limits in the ESPP and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

        Our compensation committee will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the ESPP.

        All of our employees, including our named executive officers, are eligible to participate if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

  •
  immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

        Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code. The ESPP will typically be implemented through consecutive offering periods, generally starting on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period, which will commence on a date to be determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates.

        Our ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible cash compensation, which includes a participant's regular base wages or salary and payments of overtime, shift premiums and paid time off, payments in lieu of notice, annual or other incentive bonuses, commissions, profit-sharing distributions and other incentive-type payments before deduction of taxes and certain compensation deferrals.

        Amounts deducted and accumulated from participant compensation are used to purchase shares of our common stock at the end of each offering period. Unless otherwise provided by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date provided that no more than the lesser of (i) an amount equal to $2,083.33 multiplied by the number of months in the offering period (rounded to the nearest whole month) or (ii) 166 shares multiplied by the number of months in the offering period (rounded to the nearest whole month) may be purchased by any participant in any offering period. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment with us.

        Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest. Any amendment to the ESPP that would authorize the sale of more shares than are then authorized for issuance under the ESPP or would change the definition of the corporations that may be designated by our compensation committee as participating companies in the ESPP must be approved by our stockholders within twelve months of the adoption of such amendment.

        A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP. In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control. Our ESPP will continue in effect until terminated by the administrator. Our compensation committee has the authority to amend, suspend or terminate our ESPP at any time.

  401(k) Plan

        We maintain a 401(k) plan with a safe harbor matching provision that covers all eligible employees. We match 50% of the employees' contributions up to 6% of their gross pay. Contributions were $514,000, $720,000 and $1,122,000 fiscal 2012, 2013 and 2014, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since June 30, 2011, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in the sections titled "Management" and "Executive Compensation" and the transactions described below.

Distribution of Shares Held by Paylocity Management Holdings, LLC

        In February 2014, Paylocity Management Holdings, LLC, at that time our controlling stockholder, distributed all of the shares of the company's capital stock held by Paylocity Management Holdings, LLC to its members. The following table summarizes the shares of our capital stock that were distributed by Paylocity Management Holdings, LLC to members of our board of directors, our executive officers and persons who hold more than 5% of any class of our voting securities and affiliates of such persons.

Name of Stockholder	Shares of Common Stock Received
Steven I. Sarowitz	23,449,265
Steven R. Beauchamp	2,991,544
Michael R. Haske	1,503,458
Jenifer L. Page	525,749

Total	28,470,016

        We were not a member or manager of Paylocity Management Holdings, LLC, and were not a party to the distribution described above.

Series B Preferred Stock Financing

        In June 2012, Paylocity Corporation issued 8,399,899 shares of Series B preferred stock to a total of eight accredited investors at a price of $3.2481 per share or an aggregate purchase price of $27,283,712. Our Series B preferred stock will convert automatically into two shares of common stock for every three shares of Series B preferred stock held upon the completion of this offering. The following table summarizes the Series B preferred stock purchased by members of our board of directors and persons who hold more than 5% of any class of our voting securities.

Purchaser	Shares of Series B Preferred Stock	Aggregate Purchase Price
Entities affiliated with Adams Street Partners(1)	8,399,899	$27,283,712

(1)
Consists of shares purchased by Adams Street 2006 Direct Fund, L.P., Adams Street 2007 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities, Adams Street 2008 Direct Fund, L.P., a holder of more than 5% of a class of our voting securities, Adams Street 2009 Direct Fund, L.P., Adams Street 2010 Direct Fund, L.P., Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP and Adams Street Co-Investment Fund II, L.P. Jeffrey T. Diehl, an affiliate of Adams Street Partners, is a member of our board of directors.

Common Stock Redemption

        In June 2012, we used the proceeds of the Series B preferred stock financing to redeem shares of common stock from certain of our stockholders. At the time of the redemption transaction, the stockholders listed below were members of Paylocity Management Holdings, LLC, formerly our controlling stockholder. The stockholders listed below redeemed certain of their equity interests in Paylocity Management Holdings, LLC in exchange for shares of our common stock, which were subsequently redeemed by us, as set forth below.

        The following table summarizes the shares of common stock redeemed from members of our board of directors, our executive officers and persons who hold more than 5% of any class of our voting securities and affiliates of such persons.

Name of Stockholder	Shares of Common Stock	Total Redemption Price
Steven I. Sarowitz	4,515,460	$22,000,002
Steven R. Beauchamp	533,645	2,600,000
Michael R. Haske	256,666	1,250,519
Jenifer L. Page	131,814	642,221
Peter J. McGrail	49,465	241,003

Total	5,487,050	$26,733,745

Equity Issued to Executive Officers and Directors

        We have granted stock options to our executive officers and directors, as more fully described in "Executive Compensation—Summary Compensation Table."

Employment Agreements

        We have entered into employment agreements with certain of our executive officers that provide for salary, bonus and severance compensation. For more information regarding these employment agreements, see "Executive Compensation—Employment Agreements."

Indemnity Agreements

        We have entered into indemnity agreements with each of our directors and certain of our executive officers. These agreements, among other things, require us to indemnify each such director and officer to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation and bylaws for expenses such as, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

Investor Rights Agreement

        In June 2012 we entered into an amended and restated investors' rights agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated investors' rights agreement, as amended, among other things:

  •
  Grants such stockholders certain registration rights with respect to shares of our common stock;

  •
  Obligated us to deliver periodic financial statements to certain stockholders who are parties to the amended and restated investors' rights agreement, as amended, including entities affiliated with Adams Street Partners; and

  •
  Granted a preemptive right to participate in sales of our shares by us, subject to specified exceptions, to certain stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp and Michael R. Haske.

        For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights." Certain provisions of this agreement terminated upon completion of our initial public offering. This summary discusses certain material provisions of the amended and restated investors' rights agreement and is qualified by the amended and restated investors' rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

        In June 2012 we entered into an amended and restated voting agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated voting agreement provided, among other things, for the voting of shares with respect to the constituency of the board of directors and for the voting of shares with respect to certain transactions approved by a majority of the holders of our outstanding preferred stock. This agreement terminated upon completion of our initial public offering. This is not a complete description of the amended and restated voting agreement and is qualified by the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Right of First Refusal and Co-Sale Agreement

        In June 2012 we entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including entities affiliated with Adams Street Partners, Steven R. Beauchamp, Steven I. Sarowitz, Michael R. Haske and Jenifer L. Page. The amended and restated right of first refusal and co-sale agreement, among other things, granted our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders and granted us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders. This agreement terminated upon completion of our initial public offering. This is not a complete description of the amended and restated right of first refusal and co-sale agreement and is qualified by the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Other Related Party Transactions

        We were party to an oral agreement with Elite Sales Generation, Inc., or Elite, a company owned by Steven I. Sarowitz, our chairman and a holder of more than 5% of a class of our voting securities, pursuant to which Elite generated leads for our sales force. Elite was paid per lead generated. We paid Elite $231,000 in fiscal 2014. We terminated our oral agreement with Elite in October 2013 and, in connection therewith, hired substantially all of the employees of Elite.

        We were party to a loan and security agreement with Commerce Bank & Trust Company. Steven I. Sarowitz, our chairman and a holder of more than 5% of a class of our voting securities, was a guarantor of certain of our obligations under the loan and security agreement. The Company terminated the loan and security agreement on March 31, 2014.

        In May 2014, Steven I. Sarowitz, our chairman and a holder of more than 5% of a class of our voting securities, paid $1,052,000 to us for the express purpose of paying a cash bonus to long-term employees in recognition of their past service. We recorded a capital contribution to additional paid-in capital for the amount received from Mr. Sarowitz and compensation expense for the amount paid to employees, accordingly. We paid the employer portion of employment taxes and will receive any income tax related benefits from the payments to employees and resulting taxes.

        In June 2014, we entered into a Memorandum of Understanding, or Memorandum, with our chairman Steven I. Sarowitz and Blue Marble Payroll, LLC, or Blue Marble, a separate legal entity owned by Mr. Sarowitz. Pursuant to the terms of the Memorandum, Mr. Sarowitz is entitled to devote his efforts to Blue Marble provided that such efforts do not interfere with his ability to fulfill his duties as our chairman. Mr. Sarowitz and Blue Marble each also agreed not to compete with us in the United States of America and not to solicit our employees. In the event that we enter a geographic market in which Mr. Sarowitz or Blue Marble has clients, we have an option to acquire Mr. Sarowitz' or Blue Marble's (as the case may be) operations in such market at fair market value. At our option, Mr. Sarowitz and Blue Marble will permit us to become a partner of Blue Marble in any international market that Mr. Sarowitz or Blue Marble enters, on terms no less favorable than those offered by Mr. Sarowitz or Blue Marble to its other partners in that market. Pursuant to the terms of the Memorandum, in the event of a sale of a material portion of the business or capital stock of Blue Marble, we have a right of first refusal to buy Blue Marble. Beginning on the third anniversary of the Memorandum, we also have an ongoing option to acquire Blue Marble at fair market value.

Policies and Procedures for Related Party Transactions

        As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. Pursuant to our Related Party Transactions Policy, all of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Prior to the creation of our current audit committee, our full board of directors reviewed related party transactions. Each of the related party transactions described above that was submitted to our board of directors was approved by disinterested members of our board of directors after disclosure of the interest of the related party in the transaction.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of November 15, 2014, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

  •
  Each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  Each of our named executive officers;

  •
  Each of our directors;

  •
  All of our directors and executive officers as a group; and

  •
  Each of the selling stockholders.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and includes shares issuable upon exercise of options held by the person which may be exercised or converted within 60 days of November 15, 2014. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of November 15, 2014, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options, but are not deemed to be outstanding for calculating the percentage ownership of any other person.

        Applicable percentage ownership in the following table is based on 49,673,840 shares of common stock outstanding as of November 15, 2014.

        Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o 3850 N. Wilke Road,

Arlington Heights, IL 60004. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

							Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
						Number of Shares to be Sold if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Offered
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Adams Street Partners(1)	12,082,167	24.4%	1,628,283	10,453,884	20.7%	285,375	10,168,509	20.2%
Named Executive Officers and Directors:
Jeffrey T. Diehl(1)	12,082,167	24.4%	1,628,283	10,453,884	20.7%	285,375	10,168,509	20.2%
Steven I. Sarowitz(2)	21,784,111	43.9%	1,908,081	19,876,030	39.4%	352,261	19,523,769	38.7%
Steven R. Beauchamp(3)	3,241,544	6.5%	244,805	2,996,739	5.9%	45,195	2,951,544	5.8%
Michael R. Haske(4)	1,877,791	3.8%	38,442	1,839,349	3.6%	1,558	1,837,791	3.6%
Mark H. Mishler(5)	14,334	*		14,334	*		14,334	*
Andres D. Reiner(6)	1,503	*		1,503	*		1,503	*
Ronald V. Waters, III(7)	13,734	*		13,734	*		13,734	*
All executive officers and directors as a group (10 persons)(8)	40,228,833	79.3%	3,850,000	36,378,833	70.6%	690,000	35,688,833	69.3%
Other Selling Stockholders:
Peter J. McGrail(9)	644,409	1.3%	30,389	614,020	1.2%	5,611	608,409	1.2%

(1)
Represents 1,512 shares issuable to Jeffrey T. Diehl upon the vesting of restricted stock units within 60 days of November 15, 2014, 2,338,163 shares held by Adams Street 2006 Direct Fund, L.P., or AS 2006, 2,640,431 shares held by Adams Street 2007 Direct Fund, L.P., or AS 2007, 3,776,071 shares held by Adams Street 2008 Direct Fund, L.P., or AS 2008, 782,722 shares held by Adams Street 2009 Direct Fund, L.P., or AS 2009, 444,629 shares held by Adams Street 2010 Direct Fund, L.P., or AS 2010, 357,215 shares held by Adams Street 2011 Direct Fund LP, or AS 2011, 358,486 shares held by Adams Street 2012 Direct Fund LP, or AS 2012 and 1,382,938 shares of common stock held by Adams Street Co Investment Fund II, L.P., or AS CIF. The shares owned by AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012 and AS CIF may be deemed to be beneficially owned by Adams Street Partners, LLC, or ASP, the managing member of the general partner of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012 and AS CIF. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares. The address of each of AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012, AS CIF and ASP is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606. Mr. Diehl is a member of our board of directors. For a discussion of our material relationships with AS 2006, AS 2007, AS 2008, AS 2009, AS 2010, AS 2011, AS 2012, AS CIF, ASP and Mr. Diehl, see the section titled "Certain Relationships and Related Party Transactions."
(2)
Includes 1,512 shares issuable upon vesting of restricted stock units within 60 days of November 15, 2014. On November 20, 2014, Mr. Sarowitz transferred 740,740 shares to the Julian Grace Foundation. Mr. Sarowitz is currently our Chairman and resigned as our Executive Chairman effective June 30, 2014. For a discussion of our material relationships with Mr. Sarowitz, see the section entitled "Certain Relationships and Related Party Transactions."
(3)
Includes 250,000 shares issuable upon the exercise of options exercisable within 60 days of November 15, 2014. Mr. Beauchamp is our President and Chief Executive Officer and is a director. For a discussion of our material relationships with Mr. Beauchamp, see the section titled "Certain Relationships and Related Party Transactions."
(4)
Includes 150,000 shares issuable upon the exercise of options exercisable within 60 days of November 15, 2014. Mr. Haske is our Senior Vice President of Sales & Marketing. For a discussion of our material relationships with Mr. Haske, see the section titled "Certain Relationships and Related Party Transactions."
(5)
Includes 1,512 shares issuable upon the vesting of restricted stock units within 60 days of November 15, 2014. Mr. Mishler is a member of our board of directors.
(6)
Includes shares issuable upon the vesting of restricted stock units within 60 days of November 15, 2014. Mr. Reiner is a member of our board of directors.
(7)
Includes 1,512 shares issuable upon the vesting of restricted stock units within 60 days of November 15, 2014. Mr. Waters is a member of our board of directors.
(8)
Includes 1,077,225 shares issuable upon the exercise of options exercisable and 7,551 shares issuable upon the vesting of restricted stock units, in each case within 60 days of November 15, 2014.
(9)
Includes 608,058 shares issuable upon the exercise of stock options exerciseable within 60 days of November 15, 2014. Mr. McGrail is our Chief Financial Officer. For a discussion of our material relationships with Mr. McGrail, see the section titled "Certain Relationships and Related Party Transactions."

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and bylaws. This summary does not purport to be complete and is qualified by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 155,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

        As of September 30, 2014, there were 49,577,236 shares of common stock outstanding that were held of record by 16 stockholders.

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled "Dividend Policy." Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

        In June 2012 we entered into an amended and restated investor rights agreement with certain holders of our common stock. Subject to the terms of this agreement, holders of 12,080,655 shares of our common stock have full registration rights, which includes demand registration rights, piggyback registration rights, and short-form registration rights. Furthermore, holders of 29,105,888 shares of our common stock have piggyback registration rights, short-form registration rights and the right to join in demand registrations, but do not have the right to initiate a demand registration. The following description of the terms of the investor rights agreement is intended as a summary only and is qualified by reference to the registration rights agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

  Demand Registration Rights

        At any time following our initial public offering, subject to certain exceptions, the holders of not less than 50% of then outstanding registrable securities with full registration rights may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of the registrable securities held by such stockholders. Upon such demand, we must provide written notice to all other holders of registrable securities, who may likewise demand that their registrable securities be included in such offering. We must use commercially reasonable efforts to effect the registration of the registrable securities that we have been requested to register, together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the piggyback registration rights described below. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. In addition, we are not obligated to effect a demand registration (i) prior to 180 days following the effective date of the registration statement pertaining to our initial public offering, (ii) prior to 90 days following the filing date of a registration statement that does not relate to an initial public offering, (iii) if we have already effected two demand registrations that have been declared or ordered effective or (iv) if the aggregate offering price, net of underwriting expenses and discounts, is less than $10 million.

        We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be materially detrimental to us and our stockholders for such registration to be effected at such time.

  Piggyback Registration Rights

        All stockholders party to the investor rights agreement, holding a total of 41,186,543 shares of common stock have piggyback registration rights. Under these provisions, if we propose to register any securities under the Securities Act, whether on our own behalf or on behalf of other stockholders, these stockholders have the right to include their shares in the registration statement, subject to certain exceptions including a registration related solely to an employee benefit plan. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit, or in the case of our initial public offering, completely exclude the number of shares included in any such registration under specified circumstances.

  Short-Form Registration Rights

        All stockholders party to the investor rights agreement have short-form registration rights. Under these provisions, the holders of at least 30% of shares of registrable securities then outstanding may request in writing that we effect a registration on Form S-3 under the Securities Act. Upon such request, we must also provide written notice of the request to all other holders of registrable securities, who may likewise request that their registrable securities be included in such offering. As soon as reasonably practical after such requests for registration, we are obligated to effect a registration on Form S-3 for such registrable securities. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. In addition, we are not obligated to effect a short-form registration if (i) we are not eligible to file a registration statement on Form S-3, (ii) the proposed aggregate offering price of the shares to be registered by the holders requesting registration is less than $1 million or (iii) such request is prior to six months following the effectiveness of the preceding requested short-form registration.

        We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be materially detrimental to us and our stockholders for such registration to be effected at such time.

  Expenses of Registration

        With specified exceptions, we are required to pay all expenses of registration, excluding underwriters' discounts, commissions and stock transfer taxes.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

        Certain provisions of Delaware law, our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  Amended and Restated Certificate of Incorporation

        Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of us or our management.

        Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

        In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer or a majority of the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

        Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes with staggered three-year terms. As a result, one class (i.e., approximately one-third of our board of directors) will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

        Board Vacancies Filled Only by Majority of Directors.    Vacancies and newly created seats on our board may be filled only by a majority of the number of then-authorized members of our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

        No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that there shall be no cumulative voting and our amended and restated bylaws do not expressly provide for cumulative voting.

        Directors Removed Only for Cause.    Our amended and restated certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of at least 66 2/3% of the shares then entitled to vote at an election of our directors.

        Amendment of Charter Provisions.    The amendment of the provisions in our amended and restated certificate of incorporation requires approval by holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law). The amendment of the provisions in our amended and restated bylaws requires approval by either a majority of our board of directors or holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law).

  Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions of publicly held companies. This law provides that a specified person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance in a manner prescribed by Delaware law. The law does not include interested stockholders prior to the time our common stock is listed on the NASDAQ Global Select Market. The law defines the term "business combination" to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

        The provisions of Delaware law and our amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. The transfer agent's address is Shareowner Services, PO Box 64874, St. Paul, Minnesota 55164, and its telephone number is (800) 401-1957.

Listing

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "PCTY."

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of 50,327,236 shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, (i) the 8,101,750 shares issued in our initial public offering are freely tradable without restriction or further registration under the Securities Act and (ii) all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 37,625,486 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

        As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

  •
  2,342,104 shares will be eligible for sale upon completion of this offering;

  •
  35,313,771 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 90 days after the date of this prospectus; and

  •
  353,079 shares will be eligible for sale upon the exercise of vested options upon completion of this offering and 1,077,225 shares will be eligible for sale upon the exercise of vested options 90 days after the date of this prospectus.

Lock-Up Agreements and Obligations

        In connection with this offering, we and all of our executive officers, directors and the selling stockholders have signed lock-up agreements under which we and they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 90 days after the date of this prospectus, subject to certain exceptions. Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated together may release any of the shares subject to these lock-up agreements at any time, which in the case of officers and directors, shall be with notice.

10b5-1 Plans

        Certain of our employees, including certain of our executive officers, have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. These plans permit the automatic trading of our common stock by an independent person (such as a stock broker) who is not aware of material, nonpublic information at the time of the trade and generally provide for sales to occur from time to time.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non- affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 503,272 shares immediately after this offering; and

  •
  The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

        The holders of an aggregate of 41,186,543 shares of our common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

        We filed a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issued or issuable pursuant to our stock plans. See the section titled "Executive Compensation—Benefit Plans." Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements are available for resale in the public market immediately upon the effectiveness of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates.

 MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non- U.S. holder. For purposes of this summary, a "non-U.S. holder" is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term "U.S. person" means:

  •
  An individual citizen or resident of the United States;

  •
  A corporation or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state, including the District of Columbia;

  •
  An estate whose income is subject to U.S. income tax regardless of source; or

  •
  A trust (i) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have authority to control all substantive decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

        This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of our common stock.

        This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Certain former U.S. citizens or long-term residents, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This summary does not address any U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below.

        INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.

Dividends

        Payments of cash and other property that we make to our stockholders with respect to our common stock will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        The gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive an exemption or a reduced treaty rate, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the exemption or reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder's permanent establishment in the United States if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non- U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder's permanent establishment in the United States if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).

        A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form. A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

  •
  The gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment in the United States if an income tax treaty applies), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

  •
  The non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder's country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses, if any, provided that the non- U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  Our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and we are not likely to become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If we become a U.S. real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our common stock as a result of such status unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder's holding period for our common stock, and (ii) we were a U.S. real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder's own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a U.S. real property holding corporation.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Relating to Foreign Accounts

        The Foreign Account Tax Compliance Act, or FATCA, generally may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable law) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

        These withholding requirements apply for payments of dividends made on or after July 1, 2014 and are expected to be phased-in for payments of gross proceeds from a U.S. sale or other disposition of our common stock on or after January 1, 2017.

U.S. Federal Estate Tax

        The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	1,748,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,058,000
William Blair & Company, L.L.C.	598,000
JMP Securities LLC	414,000
Raymond James & Associates, Inc.	414,000
Needham & Company, LLC	368,000

Total	4,600,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.748 per share under the public offering price. After the initial offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 4.75% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' option to purchase additional shares:

		Total Fees
	Per share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$1.2468	$935,100	$935,100
Discounts and commissions paid by the selling stockholders	$1.2468	$4,800,180	$5,660,472

        The expenses of this offering, not including the underwriting discounts and commissions, are estimated at approximately $483,000, including an amount not to exceed $15,000 in connection with the qualification of the offering with FINRA by counsel to the underwriters.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

        The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 690,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table shares are being offered.

No Sales of Similar Securities

        We, all of our executive officers, directors and selling stockholders have agreed that for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. There are no other agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. See the section titled "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

Price Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to such option.

        Naked short sales are any sales in excess of the underwriters' option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Listing

        Our common stock is listed on the NASDAQ Global Select Market, under the symbol "PCTY."

Electronic Offer, Sale and Distribution of Shares

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  To legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  To any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  By the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  To an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  Where no consideration is or will be given for the transfer; or

  •
  Where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

        The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Qatar

        The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

        No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

        This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

        The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

 LEGAL MATTERS

        DLA Piper LLP (US) will provide us with an opinion as to the validity of the common stock offered under this prospectus. Orrick, Herrington & Sutcliffe LLP will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

        Our consolidated financial statements as of June 30, 2013 and 2014, and for each of the years in the three-year period ended June 30, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified by this reference. You may inspect a copy of the registration statement without charge at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, NE, Washington, DC 20549, upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the SEC.

        We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (847) 463-3200.

PAYLOCITY HOLDING CORPORATION

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2013 and 2014	F-3
Consolidated Statements of Operations for the years ended June 30, 2012, 2013 and 2014	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the years ended June 30, 2012, 2013 and 2014	F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2012, 2013 and 2014	F-6
Notes to Consolidated Financial Statements for the years ended June 30, 2012, 2013 and 2014	F-7
Consolidated Balance Sheets as of June 30, 2014 and September 30, 2014 (unaudited)	F-31
Consolidated Statements of Operations for the three months ended September 30, 2013 and 2014 (unaudited)	F-32
Consolidated Statements of Changes in Stockholders' Equity for the three-month period ended September 30, 2014 (unaudited)	F-33
Consolidated Statements of Cash Flows for the three months ended September 30, 2013 and 2014 (unaudited)	F-34
Notes to Consolidated Financial Statements for the three months ended September 30, 2013 and 2014 (unaudited)	F-35

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Paylocity Holding Corporation:

        We have audited the accompanying consolidated balance sheets of Paylocity Holding Corporation (the "Company") and subsidiary as of June 30, 2013 and 2014, and the related consolidated statements of operations, changes in redeemable convertible stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paylocity Holding Corporation and subsidiary as of June 30, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
August 22, 2014

PAYLOCITY HOLDING CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of June 30,
Assets	2013	2014
Current assets:
Cash and cash equivalents	$7,594	$78,848
Accounts receivable, net	740	756
Prepaid expenses and other	1,875	2,694
Deferred income tax assets, net	602	706

Total current assets before funds held for clients	10,811	83,004
Funds held for clients	355,905	417,261

Total current assets	366,716	500,265

Long-term prepaid expenses	—	313
Capitalized software, net	2,614	5,093
Property and equipment, net	8,586	13,125
Intangible assets, net	—	6,320
Goodwill	—	3,035

Total assets	$377,916	$528,151

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$625	$—
Accounts payable	880	2,133
Taxes payable	207	5
Consideration related to acquisition	—	2,985
Accrued expenses	6,794	10,744

Total current liabilities before client fund obligations	8,506	15,867
Client fund obligations	355,905	417,261

Total current liabilities	364,411	433,128
Long-term debt, net of current portion	938	—
Deferred rent	2,317	3,175
Deferred income tax liabilities, net	269	714

Total liabilities	$367,935	$437,017

Redeemable convertible preferred stock, $0.001 par value, 18,000 authorized as of June 30, 2013 and no shares authorized as of June 30, 2014
Series A, 6% cumulative dividend, 9,500 shares issued and outstanding at June 30, 2013 and no shares issued and outstanding at June 30, 2014	$9,339	$—
Series B, 8% cumulative dividend, 8,400 shares issued and outstanding at June 30, 2013 and no shares issued and outstanding at June 30, 2014	27,234	—
Stockholders' equity (deficit)
Common stock, $0.001 par value, 66,667 shares authorized, 31,988 shares issued and outstanding at June 30, 2013; and 155,000 shares authorized, 49,564 shares issued and outstanding at June 30, 2014	32	50
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding at June 30, 2013 and 5,000 authorized, no shares issued and outstanding at June 30, 2014	—	—
Additional paid-in capital	437	125,255
Accumulated deficit	(27,061)	(34,171)

Total stockholders' equity (deficit)	(26,592)	$91,134

Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$377,916	$528,151

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Operations

(in thousands, except share and per share data)

	For the Years Ended June 30,
	2012	2013	2014
Revenues:
Recurring fees	$51,211	$71,309	$100,362
Interest income on funds held for clients	1,263	1,459	1,582

Total recurring revenues	52,474	72,768	101,944
Implementation services and other	2,622	4,526	6,743

Total revenues	55,096	77,294	108,687
Cost of revenues:
Recurring revenues	22,054	28,863	37,319
Implementation services and other	7,040	10,803	17,775

Total cost of revenues	29,094	39,666	55,094

Gross profit	26,002	37,628	53,593
Operating expenses:
Sales and marketing	12,828	18,693	28,276
Research and development	1,788	6,825	10,355
General and administrative	8,618	12,079	21,980

Total operating expenses	23,234	37,597	60,611

Operating income (loss)	2,768	31	(7,018)
Other income (expense)	(196)	(16)	163

Income (loss) before income taxes	2,572	15	(6,855)
Income tax (benefit) expense	884	(602)	255

Net income (loss)	$1,688	$617	$(7,110)

Net income (loss) attributable to common stockholders	$998	$(2,291)	$(9,392)

Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$(0.07)	$(0.26)

Diluted	$0.02	$(0.07)	$(0.26)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	43,873	31,988	36,707

Diluted	44,317	31,988	36,707

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock
					Stockholders' Equity (Deficit)
	Preferred— Series A		Preferred— Series B
					Common Stock				Total Stockholders' Equity (Deficit)
							Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at June 30, 2011	9,500	$9,339	—	$—	37,539	$38	$4,304	$(6,596)	$(2,254)
Stock-based compensation expense	—	—	—	—	—	—	203	—	203
Stock options exercised	—	—	—	—	67	—	88	—	88
Issuance of Preferred Series B Shares	—	—	8,400	27,234	—	—	—	—	—
Redemption of Common Stock	—	—	—	—	(5,618)	(6)	(4,595)	(22,770)	(27,371)
Net income	—	—	—	—	—	—	—	1,688	1,688

Balances at June 30, 2012	9,500	9,339	8,400	27,234	31,988	32	—	(27,678)	(27,646)
Stock-based compensation expense	—	—	—	—	—	—	523	—	523
Stock options exercised	—	—	—	—	33	—	76	—	76
Redemption of Common Stock	—	—	—	—	(33)	—	(162)	—	(162)
Net income	—	—	—	—	—	—	—	617	617

Balances at June 30, 2013	9,500	$9,339	8,400	$27,234	31,988	$32	$437	$(27,061)	$(26,592)
Initial public offering, net of issuance costs	—	—	—	—	5,367	6	81,921	—	81,927
Conversion of redeemable convertible preferred stock	(9,500)	(9,339)	(8,400)	(27,234)	11,933	12	36,561	—	36,573
Capital contribution	—	—	—	—	—	—	1,052	—	1,052
Vesting of restricted shares	—	—	—	—	276	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	5,284	—	5,284
Net loss	—	—	—	—	—	—	—	(7,110)	(7,110)

Balances at June 30, 2014	—	$—	—	$—	49,564	$50	$125,255	$(34,171)	$91,134

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended June 30,
	2012	2013	2014
Cash flows provided by operating activities:
Net income (loss)	$1,688	$617	$(7,110)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	203	523	4,929
Depreciation and amortization	4,624	5,571	6,336
Deferred income tax (benefit) expense	838	(822)	341
Provision for doubtful accounts	60	60	62
Loss on disposal of equipment	—	—	98
Changes in operating assets and liabilities:
Accounts receivable	287	(295)	(78)
Prepaid expenses	(247)	(1,061)	(1,132)
Trade accounts payable	102	138	465
Accrued expenses	1,009	1,497	3,288

Net cash provided by operating activities	8,564	6,228	7,199
Cash flows from investing activities:
Capitalized internally developed software costs	(3,716)	(1,967)	(4,349)
Purchases of property and equipment	(3,446)	(3,987)	(6,667)
Payments for acquisition	—	—	(6,450)
Net change in funds held for clients	35,724	(92,650)	(61,356)

Net cash provided by (used in) investing activities	28,562	(98,604)	(78,822)
Cash flows from financing activities:
Net change in client funds obligation	(35,724)	92,650	61,356
Principal payments on long-term debt	(312)	(1,625)	(1,563)
Proceeds from initial public offering, net of issuance costs	—	—	82,032
Capital contribution	—	—	1,052
Proceeds from issuance of Redeemable Convertible Preferred Series B Shares	27,234	—	—
Proceeds from exercise of stock options	88	76	—
Payments for redemption of Common Shares	(27,371)	(162)	—

Net cash (used in) provided by financing activities	(36,085)	90,939	142,877

Net Change in Cash and Cash Equivalents	1,041	(1,437)	71,254
Cash and Cash Equivalents—Beginning of Year	7,990	9,031	7,594

Cash and Cash Equivalents—End of Year	$9,031	$7,594	$78,848

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Build-out allowance received from landlord	$333	$325	$1,162

Purchase of property and equipment, accrued but not paid	$392	$27	$896

Unpaid initial offering costs	—	—	$75

Supplemental disclosure of cash flow information
Cash paid for income taxes	$7	$69	$106

Cash paid for interest	$161	$385	$70

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements

(all amounts in thousands, except per share data)

(1) Organization and Description of Business

        Paylocity Holding Corporation (the "Company") is a cloud-based provider of payroll and human capital management software solutions for medium-sized organizations. Services are provided in a Software-as-a-Service ("SaaS") delivery model utilizing the Company's cloud-based platform. Payroll services include collection, remittance and reporting of payroll liabilities to the appropriate federal, state and local authorities.

        The Company was formed on November 6, 2013 at which time Paylocity Corporation became a wholly-owned subsidiary resulting in the inclusion of Paylocity Corporation in the consolidated financial statements of Paylocity Holding Corporation. All holders of Paylocity Corporation equity instruments at the time were issued Paylocity Holding Corporation equity instruments with identical rights and obligations in exchange for their Paylocity Corporation equity instruments. Upon the completion of these transactions, Paylocity Holding Corporation became the sole stockholder of Paylocity Corporation.

        In March 2014, the Company amended its Certificate of Incorporation to execute a reverse three for two stock split on its common stock. All share and per share amounts in the Company's audited consolidated financial statements and notes to the financial statement reflect the impact of this change on the number of shares authorized, issued, and outstanding and earnings per share.

Initial Public Offering

        In March 2014, the Company completed its initial public offering ("IPO") in which it issued and sold 5,367 shares of common stock and existing shareholders sold 2,735 shares of common stock at a public offering price of $17 per share. The Company did not receive any proceeds from the sale of common stock by the existing shareholders. The Company received net proceeds of $81,927 after deducting underwriting discounts and commissions of $6,387 and other offering expenses of $2,925. Upon the closing of the IPO, all shares of the Company's then-outstanding redeemable convertible preferred stock automatically converted into 11,933 shares of its $0.001 par value common stock.

        In connection with the IPO, in March 2014, the Company amended its Certificate of Incorporation to increase the number of authorized common stock to 155,000 and reduce the number of authorized preferred stock to 5,000.

(2) Summary of Significant Accounting Policies

  (a) Basis of Presentation, Consolidation, and Use of Estimates

        The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, software developed for internal use, valuation and useful lives of long-lived assets, definite-lived intangibles, goodwill, stock-based compensation, valuation of net deferred income tax assets and the best estimate of selling price for revenue recognition purposes. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

        The consolidated financial statements reflect the financial position and operating results of Paylocity Holding Corporation and include its wholly-owned subsidiary Paylocity Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

  (b) Concentrations of Risk

        The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. No individual client represents 10% or more of total revenues. For all periods presented, 100% of total revenues were generated by clients in the United States.

  (c) Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  (d) Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts reflecting estimated potential losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our clients' financial conditions, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all commercially reasonable means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its clients.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

        Activity in the allowance for doubtful accounts was as follows:

	For the Years Ended June 30,
	2012	2013	2014
Balance at the beginning of the year	$80	$114	$118
Charged to expense	60	60	62
Write-offs	(26)	(56)	(54)

Balance at the end of the year	$114	$118	$126

  (e) Prepaid expenses and other assets

        Prepaid expenses and other current assets consist of office space security deposits, deposits with vendors, prepaid licensing fees, supplies, and time clocks available for sale or lease.

  (f) Property and Equipment and Long-Lived Assets

        Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for most classes of assets, or over the term of the related lease for leasehold improvements.

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

  (g) Internal-Use Software

        The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software, to the accounting for costs of internal-use software. Software development costs are capitalized when application development begins, it is probable that the project will be completed, and the software will be used as intended. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company also capitalizes certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in significant additional functionality. The capitalization policy provides for the capitalization of certain payroll costs for employees who are directly associated with developing internal-use software as well as certain external direct costs. Capitalized employee costs are limited to the time directly spent on such projects.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

        Capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful lives, generally 18 to 24 months, depending on the expected life of the application enhancement. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

  (h) Goodwill and Other Intangible Assets, Net of Accumulated Amortization

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. As described in Note 5, the Company has recorded goodwill in connection with the acquisition of BFKMS, Inc. Goodwill is not amortized, but instead is tested for impairment at least annually. ASU 2011-08, Testing Goodwill for Impairment provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step impairment test. If it is the case that the estimated fair value of a reporting unit is less than its carrying amount, including goodwill, the two-step goodwill impairment test is required. Otherwise no further analysis is required.

        If the two-step goodwill impairment test is required, first the fair value of the reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

        The Company will perform its annual impairment review of goodwill in its fiscal fourth quarter and when a triggering event occurs between annual impairment tests. However, given that the Company did not have recorded goodwill until its fiscal fourth quarter of 2014, no impairment tests were required to be completed.

        Intangible assets are comprised primarily of client list acquisitions and are reported net of accumulated amortization on the Consolidated Balance Sheets. Client relationships use the straight-line method of amortization over an accelerated nine year time frame, while the non-solicitation agreement uses the straight-line method of amortization over the three year life of the agreement. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

  (i) Deferred Rent

        The Company has operating lease agreements for its office space, which contain provisions for future rent increases, periods of rent abatement and build-out allowances. The Company records monthly rent expense for each lease equal to the total payments due over the lease term, divided

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

by the number of months of the lease term. Build-out allowances are recorded as part of leasehold improvements and the incentive is amortized over the lease term against depreciation. The difference between recorded rent expense and the amount paid is reflected as "Deferred Rent" in the accompanying balance sheets.

  (j) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

        The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Accordingly, the impact of the American Taxpayer Relief Act of 2012, which was enacted on January 2, 2013, on deferred tax assets and liabilities and current taxes for the last six months of the fiscal year ended June 30, 2012 was recognized in the year ended June 30, 2013. Research and development tax credits are recognized using the flow-through method in the year the credit arises.

        Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company is required to consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income among other items, in determining whether a full or partial release of its valuation allowance is required. The Company is also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment.

        The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties as an element of income tax expense.

  (k) Revenue Recognition

        The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-25, Revenue Recognition—Multiple Element Arrangements, Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"), and Staff Accounting Bulletin 104, Revenue Recognition. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the revenue is probable.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

        The Company derives its revenue predominantly from recurring fees and non-recurring service fees. Recurring fees are collected under agreements for payroll, timekeeping, HR-related cloud-based computing services and monthly time clock rentals, all of which are generally cancellable by the client on 60 days' notice or less. Non-recurring service fees consist mainly of implementation and custom reporting services. Such fees are billed to clients and revenue is recorded upon completion of the service. The Company's agreements do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. As such, the agreements are accounted for as service contracts.

        Interest income collected on funds held for clients is recognized in recurring revenues when earned as the collection, holding and remittance of these funds are critical components of providing these services.

        Most multiple-element arrangements include a short implementation services phase which involves establishing the client within and loading data into the Company's cloud-based applications. Such activities are performed by either the Company or a third party vendor. Major recurring fees included in multiple-element arrangements include:

  •
  Payroll processing and related services, including payroll reporting and tax filing services delivered on a weekly, biweekly, semi-monthly, or monthly basis depending upon the payroll frequency of the client and on an annual basis if a client selects W-2 preparation and processing services,

  •
  Time and attendance reporting services, including time clock rentals, delivered on a monthly basis, and

  •
  Cloud-based HR software solutions, including employee administration and benefits enrollment and administration, delivered on a monthly basis.

        For each agreement, the Company evaluates whether the individual deliverables qualify as separate units of accounting. If one or more of the deliverables does not have standalone value upon delivery, which is typical of the payroll and human capital management ("HCM") services our customers contract for, the deliverables that do not have standalone value are generally combined and treated as a single unit of accounting by frequency of occurrence for the product category involved such as biweekly payroll or monthly timekeeping services. Revenues for arrangements treated as a single unit of accounting are generally recognized within the same month that the services are rendered given that the agreements are cancellable with 60 days' or less notice.

        In determining whether implementation services can be accounted for separately from recurring revenues, the Company considers the nature of the implementation services and the availability of the implementation services from other vendors. The Company was able to establish standalone value for implementation activities based on the activity of third-party vendors that perform these services and accounts for such implementation services separate from the recurring revenues.

        If the recurring services have standalone value upon delivery, the Company accounts for each separately and revenues are recognized as services are delivered with allocation of consideration based on the relative selling price method as established in ASU 2009-13. That method requires the selling price of each element in a multiple-deliverable arrangement to be based on, in descending

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

order: (i) vendor specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of fair value ("TPE") or (iii) management's best estimate of the selling price ("BESP").

        The Company is not able to establish VSOE because the deliverables are sold across an insufficiently narrow range of prices on a stand-alone basis and is also not able to establish TPE because no third-party offerings are reasonably comparable to the Company's offerings. The Company thus established its BESP by service offering, requiring the use of significant estimates and judgment. The Company considers numerous factors, including the nature of the deliverables themselves; the geography of the sale; and pricing and discounting practices utilized by the Company's sales force. Arrangement consideration is allocated to each deliverable based on the established BESP and subject to the limitation that because the arrangements are cancellable with 60 days' or less notice, recurring revenue is not allocated to any deliverable until the consideration has been earned, typically with each payroll cycle or monthly, depending on the service.

        Revenues generated from sales through partners or utilizing partner services are recognized in accordance with the appropriate accounting guidance of Accounting Standards Codification 605-45, Principal Agent Considerations. The Company reports revenue generated through partners or utilizing partner services at the gross amount billed to clients when (i) the Company is the primary obligor, (ii) the Company has latitude to establish the price charged and (iii) the Company bears the credit risk in the transaction.

        Sales taxes collected from clients and remitted to governmental authorities where applicable are accounted for on a net basis and therefore are excluded from revenues in the statements of operations.

  (l) Cost of Revenues

        Cost of revenues consists primarily of the cost of recurring revenues and implementation services which are expensed when incurred. Cost of revenues for recurring revenues consists primarily of costs to provide recurring services and support to our clients, and includes amortization of capitalized software. Cost of revenues for implementation services and other consists primarily of costs to provide implementation services and costs related to sales of payroll-related forms and time clocks.

  (m) Advertising

        Advertising costs are expensed as incurred. Advertising costs amounted to $32, $27 and $24 for the years ended June 30, 2012, 2013 and 2014, respectively.

  (n) Equity Incentive Plan

        The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity-classified awards are measured at the grant date fair value of the award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model and periodically updates the assumed forfeiture rates for actual experience over their vesting terms.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

        Excess tax benefits of awards that are recognized in equity related to stock option exercises are reflected as financing cash inflows. The total excess income tax benefits recognized for stock-based compensation arrangements was $206 and $63 for the years ended June 30, 2012 and 2013, respectively. There were no excess income tax benefits recognized for stock-based compensation arrangements for the year ended June 30, 2014.

  (o) Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

  (p) Segment Information

        The Company's chief operating decision maker reviews the financial results of the Company in total when evaluating financial performance and for purposes of allocating resources. The Company has thus determined that it operates in a single cloud-based software solution reporting segment.

  (q) Recently Issued Accounting Standards

        In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes a majority of existing revenue recognition guidance under US GAAP, and requires companies to recognize revenue when it transfers goods or services to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to apply more judgment and estimation techniques or methods while recognizing revenue, which could result in additional disclosures to the financial statements. Topic 606 allows for either a "full retrospective" adoption or a "modified retrospective" adoption. The Company is currently evaluating which adoption method it will use. Early application is not permitted. The Company plans on adopting ASU 2014-09 beginning July 1, 2017 and is currently assessing the potential effects of these changes to its consolidated financial statements.

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company's consolidated financial statements upon adoption.

(3) Funds Held for Clients and Client Fund Obligations

        The Company obtains funds from clients in advance of performing payroll and payroll tax filing services on behalf of those clients. Funds held for clients represent assets that are used solely for the purposes of satisfying the obligations to remit funds relating to payroll and payroll tax filling services. Funds held for clients are held in demand deposit and money market accounts at major financial institutions. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client fund obligations.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(3) Funds Held for Clients and Client Fund Obligations (Continued)

        Client fund obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded in the accompanying balance sheets at the time that the Company obtains funds from clients. The client fund obligations represent liabilities that will be repaid within one year of the balance sheet date.

(4) Fair Value Measures

        The Company applies the fair value measurement and disclosure provisions of ASC 820, Fair Value Measurements and Disclosures, and ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1—Quoted prices in active markets for identical assets and liabilities.

  •
  Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

        Substantially all of the Company's assets that are measured at fair value on a recurring basis are measured using Level 1 inputs. The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, to approximate the fair value of the respective assets and liabilities at June 30, 2013 and 2014 based upon the short-term nature of the assets and liabilities.

(5) Business Combinations

        On May 23, 2014, the Company closed on the acquisition of certain assets sufficient to sell the Company's products in the Southern California marketplace of one of its resellers described in Note 16, BFKMS Inc., as part of the Company's long term strategy of simplifying its sales channels. The total consideration, all to be paid in cash, was $9,435 of which $6,450 has been paid as of June 30, 2014. Of the remaining amount, $2,385 was paid in July 2014 with two further payments due in November 2014 and February 2015 or upon settlement of any indemnification related issues,

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Business Combinations (Continued)

totaling $600. The following table summarizes the provisional fair value of the assets acquired at the date of acquisition:

At May 23, 2014
Intangible assets	$6,400
Goodwill	3,035

Total purchase price	$9,435

        The Company recorded the acquisition using the acquisition method of accounting and recognized assets at their fair value as of the date of acquisition. The $6,400 of amortizable intangible assets consists of $6,180 in client relationships and $220 in a non-solicitation agreement. The fair value of the client relationships has been estimated using the excess earnings method, a form of the income approach, and cash flow projections. The non-solicitation agreement has been estimated using an avoided loss of income method, which is a form of the income approach. Goodwill will be amortized over a period of 15 years for income tax purposes. The total purchase price and allocation of the purchase price to assets acquired are provisional pending conclusion of the indemnification period and receipt of the final valuation report from a third party valuation expert.

        The balance of the acquired intangibles, net of amortization, is stated separately on the consolidated balance sheet. Direct costs related to the acquisition were recorded as general and administrative expense as incurred.

(6) Software Developed for Internal Use

        Capitalized software and accumulated amortization were as follows:

	Year ended June 30,
	2013	2014
Internally developed software	$15,189	$19,863
Accumulated amortization	(12,575)	(14,770)

Capitalized software, net	$2,614	$5,093

        There were no impairments to software developed for internal use in any of the periods covered in these financial statements. Amortization of capitalized internal-use software costs amounted to $2,727, $3,067 and $2,195 for the years ended June 30, 2012, 2013 and 2014, respectively and is included in Cost of Revenues—Recurring Revenues.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(7) Property and Equipment

        The major classes of property and equipment are as follows as of June 30:

	Year ended June 30,
	2013	2014
Office equipment	$1,350	$1,449
Computer equipment	4,665	7,726
Furniture and fixtures	1,433	2,317
Automobiles	36	—
Software	3,791	4,963
Leasehold improvements	3,917	6,059
Time clocks rented by clients	1,649	2,360

	16,841	24,874
Accumulated depreciation and amortization	(8,255)	(11,749)

Property and equipment, net	$8,586	$13,125

        There were no impairments to property and equipment in any of the periods covered in these financial statements. Depreciation expense amounted to $1,897, $2,504 and $4,061, for the years ended June 30, 2012, 2013 and 2014, respectively.

(8) Goodwill and Intangible Assets

        Goodwill represents the excess of cost over the net tangible and identifiable intangible assets of acquired businesses. Goodwill amounts are not amortized, but rather tested for impairment at least annually. Identifiable intangible assets acquired in business combinations are recorded based on fair value at the date of acquisition and amortized over their estimated useful lives. See Note 5 for further information regarding the acquisition completed in 2014.

        The Company had $0 and $3,035 of goodwill recorded as of June 30, 2013 and 2014 respectively.

        The Company's amortizable intangible assets, before amortization expense, have estimated useful lives as follows:

	As of June 30, 2014	Weighted Average Useful Life
Client relationships	$6,180	9 years
Non-solicitation agreement	220	3 years

Total	6,400
Accumulated amortization	(80)

Intangible assets, net	$6,320

        There was no amortization expense for acquired intangible assets for the years ended June 30, 2012 and 2013. Amortization expense for acquired intangible assets was $80 for the year ended

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(8) Goodwill and Intangible Assets (Continued)

June 30, 2014. Future amortization expense for acquired intangible is as follows, as of June 30, 2014:

Year ending June 30:
2015	$760
2016	760
2017	752
2018	687
2019	687
Thereafter	2,674

Total	$6,320

(9) Accrued Expenses

        The components of accrued expenses are as follows:

	Year ended June 30,
	2013	2014
Accrued payroll and personnel costs	$5,549	$8,781
Reseller fees	259	6
Current portion of deferred rent	230	577
Other	756	1,380

Total Accrued Expenses	$6,794	$10,744

(10) Leases

        The Company leases office space in Illinois, California, Florida and New York under non-cancelable operating leases expiring on various dates from August 2014 through July 2022. The leases provide for increasing annual base rents and oblige the Company to fund proportionate share of operating expenses and, in certain cases, real estate taxes.

        In July 2013, the Company leased sales office space in New York, New York, commencing in the first fiscal quarter of 2014. The Company extended this lease in the fourth fiscal quarter of 2014 through June 2015.

        In June 2014, the Company leased approximately 6,000 square feet of additional office space at its headquarters in Arlington Heights, Illinois commencing in the third fiscal quarter of 2015 through July 2022. The lease calls for a phase of construction build-out with leasehold improvements to be amortized over the life of the lease. Upon the completion of the project, the Company receives a seven month rent holiday.

        The Company leases various types of office and production related equipment under non-cancellable operating leases expiring on various dates from June 2015 through May 2019.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(10) Leases (Continued)

        Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases, including amortization of leasehold improvements, was $1,519, $2,347 and $3,035 for the years ended June 30, 2012, 2013 and 2014, respectively.

        Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2014 are:

Year ending June 30:
2015	$3,353
2016	3.549
2017	3,200
2018	3,117
2019	2,494
Later years, through 2023	1,637

Total minimum lease payments	$17,350

(11) Line of Credit and Long-Term Debt

        The Company maintained a line of credit agreement with a bank. Under this agreement, the Company had access of up to $2,500 of which $166 was earmarked for a letter of credit. Interest was payable monthly at the bank's base rate (3.25% at June 30, 2013) plus 1.50%, with a floor of 5.50%. A commitment fee on the average daily undisbursed amount was assessed quarterly at a rate of 0.375% per anum. The line of credit was collateralized by all of the Company's assets and a personal guarantee of a Company stockholder and was cross-collateralized to the Company's note payable—bank (see below). The line of credit was due to expire on December 31, 2013, but it was increased to $3,500 and extended until December 31, 2015. The Company terminated the line of credit on March 31, 2014. There were no outstanding borrowings under this line of credit as of June 30, 2013.

        Long-term debt at June 30, 2013 and 2014 consisted of the following:

	Year ended June 30,
	2013	2014
Note payable—bank	$1,563	—
Note payable—related parties	—	—

Total long-term debt	1,563	—
Less current installments	625	—

Long-term debt, excluding current installments	$938	—

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(11) Line of Credit and Long-Term Debt (Continued)

        The note payable—bank agreement called for payments of interest payable monthly at 6.50% with monthly principal payments in the amount of $52 commencing January 31, 2012 through maturity. The note was collateralized by substantially all of the Company assets and a personal guarantee of a Company stockholder. The note was cross-collateralized to the line of credit. The note was subject to certain prepayment penalties, as defined in the agreement. The Company repaid this note on March 31, 2014 as part of its intended use of IPO proceeds, and no prepayment penalties were assessed in accordance with the terms of the agreement. Interest expense related to this agreement was $175, $123 and $67 for the three years ended June 30, 2012, 2013 and 2014, respectfully.

        In accordance with the terms of the line of credit and note payable—bank agreements, the Company was required to comply with certain financial and non-financial covenants. The Company was in compliance with all covenants for the year ended June 30, 2013.

        The notes payable—related parties bore interest at 8.00%. Principal and interest were paid in full in March of 2013. The notes were unsecured and were subordinated to the line of credit and note payable—bank. Interest expense on these notes was $87 and $69 for the years ended June 30, 2012 and 2013, respectively.

(12) Income Taxes

  (a) Income Taxes

        Income tax (benefit) expense for the years ended June 30, 2012, 2013 and 2014 consists of the following:

	Year ended June 30,
	2012	2013	2014
Current taxes
U.S. federal	$12	$126	$(125)
State and local	34	94	39
Deferred taxes:
U.S. federal	738	(516)	160
State and local	100	(306)	181

Total income tax (benefit) expense	$884	$(602)	$255

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(12) Income Taxes (Continued)

  (b) Tax Rate Reconciliation

        Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	Year ended June 30,
	2012	2013	2014
Income tax provision at statutory federal rate	$875	$6	$(2,331)
Increase (reduction) in income taxes resulting from:
Research and development credit, net of federal income tax benefit	(173)	(650)	(189)
Non-deductible expenses	25	53	284
Change in valuation allowance	—	—	2,878
State and local income taxes, net of federal income tax benefit	157	(11)	(387)

	$884	$(602)	$255

  (c) Components of Deferred Tax Assets and Liabilities

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2013 and 2014 are presented below.

	Year ended June 30,
	2013	2014
Deferred tax assets:
Deferred rent	$438	$569
Allowance for doubtful accounts	46	48
Accrued expenses	583	761
Stock-based compensation	333	2,149
Net operating loss carryforwards	359	1,641
Research and development credit	832	1,116
AMT Credits	138	11
Intangible assets	—	5

Total deferred tax assets	2,729	6,300
Valuation allowance	—	(2,878)

Net deferred tax assets	2,729	3,422
Deferred tax liabilities:
Research and development costs	(1,024)	(1,950)
Prepaid expenses	(66)	(74)
Depreciation	(1,306)	(1,406)

Total deferred liabilities	(2,396)	(3,430)

Net deferred tax asset (liability)	$333	$(8)

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(12) Income Taxes (Continued)

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized through the generation of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Taxable income (loss) for the years ended June 30, 2012, 2013 and 2014 was approximately $842, $1,941 and $(3,817), respectively, prior to utilization or establishment of net operating loss carryforwards. Based upon the same three year period pre-tax book income, the Company is in a three-year cumulative loss position. As a result of this and other assessments in the year ended June 30, 2014, management concluded that a full valuation allowance is required for all deferred tax assets and liabilities except for deferred tax liabilities associated with indefinite-lived intangible assets.

        At June 30, 2014, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $3,967 which are available to offset future Federal taxable income, if any, through 2034, excluding excess tax benefits from stock option exercises of approximately $331 which will be credited to additional paid-in capital when realized. The Company also has gross federal and state research and development tax credit carryforwards of approximately $1,116 which expire between 2017 and 2034. In addition, the Company has alternative minimum tax credit carryforwards of approximately $11, which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

        The Company had no unrecognized tax benefits as of June 30, 2012, 2013 and 2014, respectively.

        The Company files income tax returns with the United States federal government and various state jurisdictions. Certain tax years remain open for federal and state tax reporting jurisdictions in which the Company does business due to net operating loss carryforwards and tax credits unutilized from such years or utilized in a period remaining open for audit under normal statute of limitations relating to income tax liabilities. The Company's tax years ended June 30, 2008 to June 30, 2014 remain open for federal purposes. The Company's tax returns filed in states in which it is required to do so remain open for a range of tax years including those ended June 30, 2008 to June 30, 2014 depending upon the jurisdiction and the applicable statute of limitations.

(13) Stockholders' Equity (Deficit)

  Common Stock

        Holders of common stock are entitled to one vote per share and to receive dividends. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock was subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(14) Redeemable Convertible Preferred Stock

        Prior to its IPO, the Company had two series of Redeemable Convertible Preferred Stock, Series A and Series B.

        Upon the closing of the IPO, the Series A and Series B Redeemable Convertible Preferred Stock automatically converted into 11,933 shares of the Company's $0.001 par value common stock.

(15) Benefit Plans

  (a) Equity Incentive Plan

        The Company maintains a 2008 Equity Incentive Plan (the "2008 Plan") and a 2014 Equity Incentive Plan (the '2014 Plan") pursuant to which the Company has reserved 7,071 shares of its common stock for issuance to its employees, directors and non-employee third parties. The 2014 Plan serves as the successor to the 2008 plan and permits the granting of options to purchase common stock and other equity incentives at the discretion the compensation committee of the Company's board of directors. No new awards will be issued under the 2008 Plan as of the effective date of the 2014 Plan. Outstanding awards under the 2008 Plan continue to be subject to the terms and conditions of the 2008 Plan.

        Under the 2008 and 2014 Plans, the exercise price of each option is not less than the fair value of a share of common stock on the grant date. As of June 30, 2014, the Company had 2,581 shares allocated to the 2014 Plan, but not yet issued or subject to outstanding options or awards. Generally, the Company issues previously unissued shares for the exercise of stock options; however, previously acquired shares may be reissued to satisfy future issuances. The options typically vest ratably over a three or four year period and expire 10 years from the grant date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting schedule.

        Stock-based compensation expense related to stock options and the vesting of restricted stock awards ("RSAs") and restricted stock units ("RSUs") is included in the following line items in the accompanying audited consolidated statements of operations:

	Year ended June 30,
	2012	2013	2014
Cost of revenue—recurring	$—	$—	$496
Cost of revenue—non-recurring	—	—	424
Sales and marketing	—	—	765
Research and development	—	—	615
General and administrative	203	523	2,629

Total stock-based compensation	$203	$523	$4,929

        In addition, the Company capitalized $325 of stock compensation costs in its internal use software in the year ended June 30, 2014. No such amounts were capitalized in internal use software in years ended June 30, 2012 and 2013.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(15) Benefit Plans (Continued)

        The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company utilizes the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The Company has a limited history of trading as a public company. Therefore, the expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company's history of not paying dividends.

        The following table summarizes the assumptions used for estimating the fair value of stock options granted for the years ended June 30:

	Year ended June 30,
	2012	2013	2014
Valuation assumptions:
Expected dividend yield	N/A—no grants	0%	0%
Expected volatility	N/A—no grants	30.7%	29.5% - 44.5%
Expected term (years)	N/A—no grants	4.0	4.0 - 6.0
Risk-free interest rate	N/A—no grants	0.61%	0.52% - 1.94%

        Stock option activity during the periods indicated is as follows:

		Outstanding Options
	Shares Available for Grant	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Balance at June 30, 2013	812	1,859	$3.25	8.22	$7,028
Additional shares authorized, net	4,406	—
RSU's granted	(108)	—
Options granted	(2,582)	2,582	15.01	9.58
Options forfeited	53	(53)	17.00	—
Exercised	—	—	—	—

Balance at June 30, 2014	2,581	4,388	$10.00	8.58	$51,017

Options exercisable at June 30, 2014		1,083	$2.29	6.65	$20,947

Options vested and expected to vest at June 30, 2014		3,853	$10.17	8.53	$44,162

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(15) Benefit Plans (Continued)

        The weighted average grant date fair value of options granted during the years ended June 30, 2013 and 2014 was $1.22 and $6.39, respectively. There were no options granted in fiscal 2012. The total intrinsic value of options exercised during the years ended June 30, 2012 and 2013 was $241 and $87, respectively. There were no options exercised in the year ended June 30, 2014.

        The Company may also grant RSAs and RSUs under the Plan with terms determined at the discretion of the Compensation Committee of the Company's Board of Directors. Prior to the IPO, the Company had 269 RSAs outstanding to certain employees. The RSAs vested and were issued as common shares as a result of the satisfaction of the vesting criteria upon the completion of the IPO in March 2014 at which time the Company recorded compensation expense in the amount of $351 which is included in the compensation expense recognition table above. Concurrent with the IPO in March 2014, the Company granted 108 RSUs primarily to certain employees and members of its Board of Directors of which 93 vest over a period of six months commencing on the date of the IPO, 6 vested immediately, 4 vest one year from the date of the IPO, and 5 vest two years from the date of the IPO. Compensation expense related to these newly issued RSUs is reflected in general and administrative expense, included in the compensation expense table above, is based on the fair value of the instruments on the date of grant and is recognized in the period between the date of grant and the date of vesting as the vesting is based on the passage of time. In addition, approximately 2 of the 6 RSUs that vested immediately were issued to consultants that provided professional services directly related to the IPO and, thus, the Company recognized the $30 cost associated with those RSUs as an offering cost offsetting the net proceeds from the IPO.

        At June 30, 2014, there was $11,231 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock option and restricted stock awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.62 years.

  (b) 401(k) Plan

        The Company maintains a 401(k) plan with a safe harbor matching provision that covers all eligible employees. The Company matches 50% of the employees' contributions up to 6% of their gross pay. Contributions were approximately $514, $720 and $1,122 for the years ended June 30, 2012, 2013 and 2014, respectively.

(16) Commitments and Contingencies

  (a) Employment Agreements

        The Company has employment agreements with certain of its key officers. The agreements allow for minimum annual compensation increases, participation in equity incentive plans and bonuses for annual performance as well as certain change of control events as defined in the agreements.

  (b) Litigation

        From time to time, the Company is subject to litigation arising in the ordinary course of business. Many of these proceedings are covered in whole or in part by insurance. In the opinion of the Company's management, the ultimate disposition of any matters currently outstanding or

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(16) Commitments and Contingencies (Continued)

threatened will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

  (c) Reseller Agreements

        The Company had agreements with two resellers, one of which was terminated in March 2014. The initial term of the first reseller agreement commenced in February 2007 and was set to expire in February 2016 unless renewed. The initial term of the second reseller agreement commenced in June 2009 and is set to expire in June 2016 unless renewed. Each of the Company's reseller agreements provides that the Company is required upon a termination of the agreement to acquire the assets of the reseller.

        The first reseller agreement provided that either party may terminate the agreement by electing not to renew the agreement beyond its original term. The Company, but not the reseller, also had the right to terminate the agreement at any time following the completion of an initial public offering by the Company. The Company exercised its right to terminate the agreement in April 2014 and closed on the purchase of the reseller's client base in May 2014. See Note 5 for further information. The Company paid the first reseller $1,693, $2,377 and $2,495 during fiscal years 2012, 2013 and 2014, respectively.

        The second reseller agreement provided that the reseller may terminate the agreement by providing nine months' prior notice or upon an initial public offering by the Company. The Company amended this agreement in December of 2013 to provide that the reseller may not give a nine-month termination notice until after the earlier of (i) six months following the closing of an initial public offering by the Company or (ii) December 31, 2014. In addition, the Company, but not the reseller, now has the right to terminate the agreement at any time after the date that is six months following the completion of an initial public offering by the Company. If a termination were to occur, the purchase price of the resellers assets to be acquired would be equal to 3.3 times the net revenues of the reseller for the 12 months preceding the termination effective date. The Company paid the second reseller $1,324, $1,783 and $2,081 during fiscal years 2012, 2013 and 2014, respectively.

(17) Earnings Per Share

        For the periods presented prior to the Company's IPO, basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Concurrently with the closing of the Company's IPO on March 24, 2014, all shares of outstanding Preferred Stock automatically converted into 11,933 shares of the Company's common stock. Following the date of the IPO, the two-class method was no longer required as the Company has one class of securities issued and outstanding.

        Prior to the conversion of the Redeemable Convertible Preferred Stock, holders of Series A and Series B Preferred Stock each were entitled to liquidation preferences payable prior and in preference to any dividends on any shares of the Company's common stock. In the event a dividend was paid on common stock, the holders of Preferred Stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(17) Earnings Per Share (Continued)

converted basis). The holders of the Company's Preferred Stock did not have a contractual obligation to share in the losses of the Company. The Company considered its Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to Preferred Stock and the related number of outstanding shares of Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

        Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Redeemable Convertible Preferred Stock cumulative dividends, between common stock and Redeemable Convertible Preferred Stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

        Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock were entitled to participate should any common stock dividends have been declared but were not obligated to participate in any losses generated by the Company, basic net income per share is computed using the weighted-average number of common shares outstanding during the period plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis.

        Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock were entitled to participate should any common stock dividends be declared but were not obligated to participate in any losses generated by the Company, diluted net income per share is computed using the weighted-average number of common shares plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis and, if dilutive, potential common shares outstanding during the period. The Company's potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(17) Earnings Per Share (Continued)

        The following table presents the calculation of basic and diluted net income (loss) per share:

	Year ended June 30,
	2012	2013	2014
Basic net income (loss) per share:
Numerator:
Net Income (Loss)	$1,688	$617	$(7,110)
Less: Preferred dividend rights attributable to participating securities	(690)	(2,908)	(2,282)

Net income (loss) attributable to common stockholders	$998	$(2,291)	$(9,392)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic (in thousands)	43,873	31,988	36,707
Weighted-average effect of potentially dilutive shares:
Employee stock options (in thousands)	444	—	—

Diluted (in thousands)	44,317	31,988	36,707
Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$(0.07)	$(0.26)
Diluted	$0.02	$(0.07)	$(0.26)

        The following table summarizes the outstanding employee stock options, restricted stock units, and redeemable convertible preferred stock that were excluded from the diluted per share calculation for the periods presented because to include them would have been anti-dilutive:

	Year ended June 30, 2014
	2012	2013	2014
Redeemable convertible preferred stock	—	11,933	—
Restricted stock units	—	—	102
Employee stock options	—	1,859	4,388

Total	—	13,792	4,490

        Restricted Stock Awards were excluded from both basic and diluted earnings per share calculations for the years ended June 30, 2012 and 2013 as the vesting conditions had not been met.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(18) Related Party Transactions

  Blue Marble

        The Company entered into a Memorandum of Understanding ("Memorandum") and a Non-Competition and Non-Solicitation Agreement ("Non-Compete") with its Chairman Steve Sarowitz and Blue Marble, a separate legal entity owned by Mr. Sarowitz, in June 2014.

        As stipulated in the Memorandum, Mr. Sarowitz resigned as an employee of Paylocity but continues to serve the Company as the non-executive Chairman of the board of directors. The Memorandum establishes the ongoing market based terms between the Company and Blue Marble for services provided to or on behalf of each other. In addition, Paylocity obtained a right of first refusal on the sale of Blue Marble, an option exercisable starting three years from the date of the Memorandum to purchase Blue Marble, and the right of first refusal to purchase any acquisition target of Blue Marble outside the United States of America, all at fair market value. The Memorandum requires Blue Marble to obtain written consent from Paylocity should Blue Marble intend to acquire an entity that provides or partners with other service providers to provide products and services to clients located in the United States of America. The Company provides no management guidance to the entity, has no equity interest in the entity, no obligation or intention to fund any of the entity's operational shortfalls, and no right to any operational surpluses generated by the entity.

        The Non-Compete agreement outlines the permissible activities and ongoing responsibilities of Mr. Sarowitz and Blue Marble including an obligation not to compete with services offered by Paylocity and an obligation not to solicit employees of Paylocity.

  Elite Sales

        The Company purchased sales leads from an entity owned by one of the stockholders in the amount of approximately $404, $893 and $231 for the years ended June 30, 2012, 2013 and 2014, respectively. The Company provided no management guidance to the entity and had no equity interest in the entity, had no obligation or intention to fund any of the entity's operational shortfalls, and had no right to any operational surpluses generated by the entity. Accounts payable to this entity were approximately $65 and $0 as of June 30, 2013 and 2014, respectively. On October 14, 2013, the Company hired substantially all of the employees of the sales lead generation entity described above.

  Principal Stockholder Contribution for Cash Bonuses

        In May 2014, the Company's Chairman paid approximately $1,052 to the Company for the express purpose of paying a cash bonus to long-term employees in recognition of their past service. The Company recorded a capital contribution to additional paid-in capital for the amount received from the Chairman and compensation expense for the amount paid to employees, accordingly. The Company paid the employer portion of employment taxes and will receive any income tax related benefits from the payments to employees and resulting taxes.

PAYLOCITY HOLDING CORPORATION

Notes to the Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(19) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 22, 2014, the date at which the financial statements were available to be issued.

        In August 2014, the Board of Directors granted restricted stock units for 340,875 shares of common stock which vest annually over four years and stock options to purchase 321,700 shares of commons stock at a weighted-average exercise price of $24.80 per share which vest over four years.

(20) Selected Quarterly Financial Data (unaudited)

        The following tables set forth selected unaudited quarterly statements of operations data for each of the eight quarters in the years ended June 30, 2013 and 2014.

	Quarter Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Consolidated States of Operations Data
Revenues	$15,826	$17,200	$24,006	$20,262
Gross profit	$7,307	$7,663	$13,272	$9,386
Operating income (loss)	$(616)	$(1,088)	$2,604	$(869)
Net income (loss)	$(405)	$(627)	$2,021	$(372)
Net income (loss) per share attributable to common stockholders, basic and diluted:	$(0.04)	$(0.04)	$0.03	$(0.03)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	31,988	31,988	43,921	31,988
Diluted	31,988	31,988	44,407	31,988

	Quarter Ended
	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Consolidated States of Operations Data
Revenues	$22,369	$23,905	$33,766	$28,647
Gross profit	$10,622	$10,587	$18,841	$13,543
Operating income (loss)	$(434)	$(2,411)	$2,133	$(6,306)
Net income (loss)	$(44)	$(1,512)	$1,150	$(6,704)
Net income (loss) per share attributable to common stockholders, basic and diluted:	$(0.03)	$(0.07)	$0.01	(0.14)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	31,988	31,988	44,360	49,564
Diluted	31,988	31,988	44,870	49,564

PAYLOCITY HOLDING CORPORATION

Unaudited Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30, 2014	September 30, 2014
Assets
Current assets:
Cash and cash equivalents	$78,848	$72,843
Accounts receivable, net	756	799
Prepaid expenses and other	2,694	3,072
Deferred income tax assets, net	706	706

Total current assets before funds held for clients	83,004	77,420
Funds held for clients	417,261	432,225

Total current assets	500,265	509,645
Long-term prepaid expenses	313	303
Capitalized software, net	5,093	5,574
Property and equipment, net	13,125	14,038
Intangible assets, net	6,320	6,130
Goodwill	3,035	3,035

Total assets	$528,151	$538,725

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,133	$1,520
Taxes payable	5	10
Consideration related to acquisition	2,985	600
Accrued expenses	10,744	10,777

Total current liabilities before client fund obligations	15,867	12,907
Client fund obligations	417,261	432,225

Total current liabilities	433,128	445,132
Deferred rent	3,175	3,089
Deferred income tax liabilities, net	714	734

Total liabilities	$437,017	$448,955

Stockholders' equity
Preferred stock, $0.001 par value, 5,000 authorized, no shares issued and outstanding at June 30, 2014 and September 30, 2014	—	—
Common stock, $0.001 par value, 155,000 shares authorized at June 30 and September 30, 2014, 49,564 shares issued and outstanding at June 30, 2014; and 49,577 shares issued and outstanding at September 30, 2014	50	50
Additional paid-in capital	125,255	128,766
Accumulated deficit	(34,171)	(39,046)

Total stockholders' equity	91,134	89,770

Total liabilities and stockholders' equity	$528,151	$538,725

See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Unaudited Consolidated Statements of Operations

(in thousands, except per share data)

	Three months ended September 30,
	2013	2014
Revenues:
Recurring fees	$20,738	$29,142
Interest income on funds held for clients	353	363

Total recurring revenues	21,091	29,505
Implementation services and other	1,278	1,604

Total revenues	22,369	31,109
Cost of revenues:
Recurring revenues	7,993	10,057
Implementation services and other	3,754	5,395

Total cost of revenues	11,747	15,452

Gross profit	10,622	15,657
Operating expenses
Sales and marketing	5,189	9,078
Research and development	1,956	4,027
General and administrative	3,911	7,448

Total operating expenses	11,056	20,553

Operating loss	(434)	(4,896)
Other income (expense)	28	49

Loss before income taxes	(406)	(4,847)
Income tax (benefit) expense	(362)	28

Net loss	$(44)	$(4,875)

Net loss attributable to common stockholders	$(825)	$(4,875)

Net loss per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.10)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	31,988	49,566

See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Unaudited Consolidated Statements of Changes in Stockholders' Equity

(in thousands)

	Stockholders' Equity
	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balances at June 30, 2014	49,564	$50	$125,255	$(34,171)	$91,134
Stock-based compensation expense	—	—	3,445	—	3,445
Stock options exercised	13	—	66	—	66
Net loss	—	—	—	(4,875)	(4,875)

Balances at September 30, 2014	49,577	$50	$128,766	$(39,046)	$89,770

See accompanying notes to the unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three months ended September 30,
	2013	2014
Cash flows provided by (used in) operating activities:
Net loss	$(44)	$(4,875)
Adjustments to reconcile to net cash provided by operating activities:
Stock-based compensation	181	3,283
Depreciation and amortization	1,391	1,931
Deferred income tax (benefit) expense	(361)	20
Provision for doubtful accounts	15	42
Loss on disposal of equipment	—	30
Changes in operating assets and liabilities:
Accounts receivable	(94)	(85)
Prepaid expenses	(695)	(368)
Trade accounts payable	172	(245)
Accrued expenses	(267)	67

Net cash provided by (used in) operating activities	298	(200)
Cash flows from investing activities:
Capitalized internally developed software costs	(1,024)	(912)
Purchases of property and equipment	(1,412)	(2,499)
Payments for acquisition	—	(2,385)
Net change in funds held for clients	64,346	(14,964)

Net cash provided by (used in) investing activities	61,910	(20,760)
Cash flows from financing activities:
Net change in client funds obligation	(64,346)	14,964
Payments on initial public offering costs	—	(75)
Proceeds from exercise of stock options	—	66
Principal payments on long-term debt	(157)	—

Net cash (used in) provided by financing activities	(64,503)	14,955

Net change in cash and cash equivalents	(2,295)	(6,005)
Cash and cash equivalents—beginning of year	7,594	78,848

Cash and cash equivalents—end of year	$5,299	$72,843

Supplemental disclosure of non-cash investing and financing activities
Purchase of property and equipment, accrued but not paid	$70	$488

Supplemental disclosure of cash flow information
Cash paid for income taxes	$195	$2

Cash paid for interest	$25	—

See accompanying notes to unaudited consolidated financial statements.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements

(all amounts in thousands, except per share data)

(1) Organization and Description of Business

        Paylocity Holding Corporation (the "Company"), through its wholly owned subsidiary, Paylocity Corporation, is a cloud-based provider of payroll and human capital management software solutions for medium-sized organizations. Services are provided in a Software-as-a-Service ("SaaS") delivery model utilizing the Company's cloud-based platform. Payroll services include collection, remittance and reporting of payroll liabilities to the appropriate federal, state and local authorities.

(2) Summary of Significant Accounting Policies

  (a)
  Consolidation and Use of Estimates

        These unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, software developed for internal use, valuation and useful lives of long-lived assets, definite-lived intangibles, goodwill, stock-based compensation, valuation of net deferred income tax assets and the best estimate of selling price for revenue recognition purposes. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

  (b)
  Interim Unaudited Consolidated Financial Information

        The accompanying unaudited consolidated financial statements and notes have been prepared in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders' equity and cash flows. The results of operations for the three-month period ended September 30, 2014 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended June 30, 2014 included elsewhere in this prospectus.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (c)
  Income Taxes

        Differences in the normal relationship between the income tax expense (benefit) and pre-tax income (loss) materially result from the existence of a valuation allowance recorded against the preponderance of the net deferred tax assets.

  (d)
  Stock-Based Compensation

        The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity-classified awards, including those under the 2014 Employee Stock Purchase Plan ("ESPP"), are measured at the grant date fair value of the award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model and periodically updates the assumed forfeiture rates for actual experience over the option vesting term or the term of the ESPP purchase period.

  (e)
  Recently Issued Accounting Standards

        In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes a majority of existing revenue recognition guidance under US GAAP, and requires companies to recognize revenue when it transfers goods or services to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to apply more judgment and estimation techniques or methods while recognizing revenue, which could result in additional disclosures to the financial statements. Topic 606 allows for either a "full retrospective" adoption or a "modified retrospective" adoption. The Company is currently evaluating which adoption method it will use. Early application is not permitted. The Company plans on adopting ASU 2014-09 beginning July 1, 2017 and is currently assessing the potential effects of these changes to its consolidated financial statements.

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company's consolidated financial statements upon adoption.

(3) Balance Sheet Information

        The following tables provide details of selected consolidated balance sheet items:

        Activity in the allowance for doubtful accounts was as follows:

Balance at June 30, 2014	$126
Charged to expense	42
Write-offs	(5)

Balance at September 30, 2014	$163

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(3) Balance Sheet Information (Continued)

        Capitalized software and accumulated amortization were as follows:

	June 30, 2014	September 30, 2014
Internally developed software	$19,863	$20,937
Accumulated amortization	(14,770)	(15,363)

Capitalized software, net	$5,093	$5,574

        Amortization of capitalized internal-use software costs is included in Cost of Revenues-Recurring Revenues and amounted to $605 and $593 for the three months ended September 30, 2013 and 2014, respectively.

        Property and equipment consist of the following:

	June 30, 2014	September 30, 2014
Office equipment	$1,449	$1,631
Computer equipment	7,726	9,310
Furniture and fixtures	2,317	2,357
Software	4,963	4,978
Leasehold improvements	6,059	6,106
Time clocks rented by clients	2,360	2,460

	24,874	26,842
Accumulated depreciation	(11,749)	(12,804)

Property and equipment, net	$13,125	$14,038

        Depreciation expense amounted to $786 and $1,148 for the three months ended September 30, 2013 and 2014, respectively.

        The components of accrued expenses were as follows:

	June 30, 2014	September 30, 2014
Accrued payroll and personnel costs	$8,781	$8,756
Current portion of deferred rent	577	624
Other	1,386	1,397

Total accrued expenses	$10,744	$10,777

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(3) Balance Sheet Information (Continued)

        Intangible assets consist of the following:

	June 30, 2014	September 30, 2014	Weighted Average Useful Life
Client relationships	$6,180	$6,180	9 years
Non-solicitation agreement	220	220	3 years

Total	6,400	6,400
Accumulated amortization	(80)	(270)

Intangible assets, net	$6,320	$6,130

        There was no amortization expense for acquired intangible assets for the three months ended September 30, 2013. Amortization expense for acquired intangible assets was $190 for the three months ended September 30, 2014.

(4) Fair Value Measurement

        The Company applies the fair value measurement and disclosure provisions of ASC 820, Fair Value Measurements and Disclosures, and ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS . Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1—Quoted prices in active markets for identical assets and liabilities.

  •
  Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

        Substantially all of the Company's assets that are measured at fair value on a recurring basis are measured using Level 1 inputs. The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, to approximate the fair value of the respective assets and liabilities at June 30, 2014 and September 30, 2014 based upon the short-term nature of the assets and liabilities.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Benefit Plans

  (a)
  Equity Incentive Plan

        The Company maintains a 2008 Equity Incentive Plan (the "2008 Plan") and a 2014 Equity Incentive Plan (the "2014 Plan") pursuant to which the Company has reserved 7,032 shares of its common stock for issuance to its employees, directors and non-employee third parties. The 2014 Plan serves as the successor to the 2008 plan and permits the granting of options to purchase common stock and other equity incentives at the discretion the compensation committee of the Company's board of directors. No new awards will be issued under the 2008 Plan as of the effective date of the 2014 Plan. Outstanding awards under the 2008 Plan continue to be subject to the terms and conditions of the 2008 Plan.

        Under the 2008 and 2014 Plans, the exercise price of each option is not less than the fair value of a share of common stock on the grant date. As of September 30, 2014, the Company had 1,952 shares allocated to the 2014 Plan, but not yet issued or subject to outstanding options or awards. Generally, the Company issues previously unissued shares for the exercise of stock options; however, previously acquired shares may be reissued to satisfy future issuances. The options typically vest ratably over a three or four year period and expire 10 years from the grant date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting schedule.

        Stock-based compensation expense related to stock options and the vesting of Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs") is included in the following line items in the accompanying unaudited consolidated statements of operations:

	Three months ended September 30,
	2013	2014
Cost of revenue—recurring	$—	$348
Cost of revenue—non-recurring	—	291
Sales and marketing	—	884
Research and development	—	535
General and administrative	181	1,225

Total stock-based compensation	$181	$3,283

        In addition, the Company capitalized $162 of stock compensation costs in its internal use software in the three month period ended September 30, 2014. No such amounts were capitalized in internal use software in the three month period ended September 30, 2013.

        The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Benefit Plans (Continued)

and the end of the contractual term. The Company utilizes the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The Company has a limited history of trading as a public company. Therefore, the expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company's history of not paying dividends.

        The following table summarizes the assumptions used for estimating the fair value of stock options granted for the three months ended September 30:

	Period ended September 30,
	2013	2014
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	29.5%	43.9%
Expected term (years)	4.0	6.25
Risk-free interest rate	0.5%	1.91%

        The following table summarizes changes during the quarter in the number of shares available for grant under our equity incentive plans:

Number of Shares
Available for grant at July 1, 2014	2,581
RSU's granted	(379)
Options granted	(322)
Forfeitures	97
Shares removed	(25)

Available for grant at September 30, 2014	1,952

        Shares removed represents forfeitures of grants made under the 2008 Plan. As noted above, no new awards will be issued under this plan.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Benefit Plans (Continued)

        The table below presents stock option activity during the three months ended September 30, 2014:

	Outstanding Options
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Balance at July 1, 2014	4,388	$10.00	8.58	$51,017
Options granted	322	24.80
Options forfeited	(97)	14.29
Options exercised	(13)	4.87

Balance at September 30, 2014	4,600	$10.96	8.40	$41,628

Options exercisable at September 30, 2014	1,430	$3.11	6.79	$23,656

Options vested and expected to vest at September 30, 2014	4,358	$10.63	8.34	$40,770

        The weighted average grant date fair value of options granted during the three-month periods ended September 30, 2013 and 2014 was $1.71, and $11.15, respectively. The total intrinsic value of options exercised during the three month period ended September 30, 2014 was $224. There were no options exercised in the three month period ended September 30, 2013. At September 30, 2014, there was $12,337 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock option granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.55 years.

        The Company may also grant RSAs and RSUs under the 2014 Plan with terms determined at the discretion of the Compensation Committee of the Company's Board of Directors. The following table represents restricted stock unit activity during the three months ended September 30, 2014:

	Units	Weighted average grant date fair value
RSU balance at July 1, 2014	102	$17.00
RSUs granted	379	24.75
RSUs vested	—	—
RSUs cancelled/forfeited	(1)	17.00

RSU balance at September 30, 2014	480	$23.11

RSUs expected to vest at September 30, 2014	440	$22.96

        At September 30, 2014, there was $7,818 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.20 years.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Benefit Plans (Continued)

  (b)
  Employee Stock Purchase Plan

        The Company's 2014 Employee Stock Purchase Plan ("ESPP") was adopted by the Board of Directors and approved by the stockholders on February 6, 2014 and was effective upon completion of the Company's initial public offering.

        Under the Company's ESPP, the Company can grant stock purchase rights to all eligible employees during specific offering periods not to exceed twenty-seven months. Each offering period will begin on the first trading day on or after May 16 and November 16 of each year, effective after the first offering period after the Company's initial public offering ("IPO"). Shares are purchased through employees' payroll deductions, up to a maximum of 10% of employees' compensation for each purchase period, at a purchase price equal to 85% of the lesser of the fair market value of the Company's common stock at the first trading day of the applicable offering period or the purchase date. Participants may purchase up to $25 worth of common stock or 2 shares of common stock in any one year. The ESPP is considered compensatory and results in compensation expense.

        A total of one-million shares of common stock have been reserved for future issuance under the ESPP, none of which have been issued as of September, 2014 as the initial offering period has not been completed. The number of shares of common stock reserved for issuance under the ESPP will increase automatically each year, beginning on January 1, 2015 and continuing through and including January 1, 2024. The number of shares added each year will be equal to the lesser of (a) 400, (b) seventy-five one hundredths percent (0.75%) of the number of shares of common stock of the Company issued and outstanding on the immediately preceding December 31, or (c) an amount determined by the Company's board of directors.

        The Company commenced its initial post-IPO ESPP four month offering period on July 16, 2014. The Company recorded compensation expense attributable to the ESPP of $130 for the three-month period ended September 30, 2014 which is included in the summary of stock-based compensation expense above. The grant date fair value of the ESPP offering period was estimated using the following weighted average assumptions:

	Period ended September 30,
	2013	2014
Valuation assumptions:
Expected dividend yield	N/A	0%
Expected volatility	N/A	41.7%
Expected term (years)	N/A	0.3
Risk-free interest rate	N/A	0.04%
  (c)
  401(k) Plan

        The Company maintains a 401(k) plan with a safe harbor matching provision that covers all eligible employees. The Company matches 50% of the employees' contributions up to 6% of their

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(5) Benefit Plans (Continued)

gross pay. Contributions were approximately $248 and $382 for the three months ended September 30, 2013 and 2014.

(6) Commitments and Contingencies

Reseller Agreements

        The Company had agreements with two organizations that sell the Company's offerings and services in defined areas of the country. The Company exercised its right to terminate the first reseller agreement and acquired certain assets of the reseller in May 2014 as described in Note 5 of the audited consolidated financial statements and related notes for the year ended June 30, 2014 included elsewhere in this prospectus. The Company paid the first reseller $614 during the three months ended September 30, 2013, under the reseller agreement and paid the first reseller $2,385 during the three months ended September 30, 2014 under the terms of the asset purchase agreement signed at closing in May 2014.

        The initial term of the second reseller agreement commenced in June 2009 and is set to expire in June 2016 unless renewed or terminated. The second reseller agreement provided that the reseller may terminate the agreement by providing nine months' prior notice or upon an initial public offering by the Company. The Company amended this agreement in December of 2013 to provide that the reseller may not give a nine-month termination notice until after the earlier of (i) six months following the closing of an initial public offering by the Company or (ii) December 31, 2014. In addition, the Company, but not the reseller, has the right to terminate the agreement at any time. If a termination were to occur, the purchase price of the assets would be equal to 3.3 times the net revenues of the reseller for the 12 months preceding the termination effective date. The Company paid the second reseller $492 and $635 during the three-month periods ended September 30, 2013 and 2014, respectively.

(7) Earnings Per Share

        For the periods presented prior to the Company's IPO, basic and diluted net loss per common share is presented in conformity with the two-class method required for participating securities. Concurrently with the closing of the Company's IPO on March 24, 2014, all shares of outstanding Preferred Stock automatically converted into 11,933 shares of the Company's common stock. Following the date of the IPO, the two-class method was no longer required as the Company has one class of securities issued and outstanding.

        Prior to the conversion of the Redeemable Convertible Preferred Stock, holders of Series A and Series B Preferred Stock each were entitled to liquidation preferences payable prior and in preference to any dividends on any shares of the Company's common stock. In the event a dividend was paid on common stock, the holders of Preferred Stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company's Preferred Stock did not have a contractual obligation to share in the losses of the Company. The Company considered its Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(7) Earnings Per Share (Continued)

Preferred Stock and the related number of outstanding shares of Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

        Under the two-class method, net loss attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Redeemable Convertible Preferred Stock cumulative dividends, between common stock and Redeemable Convertible Preferred Stock. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities.

        Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock were entitled to participate should any common stock dividends have been declared but were not obligated to participate in any losses generated by the Company, basic net income per share is computed using the weighted-average number of common shares outstanding during the period plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis.

        Diluted net loss per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Since the Series A and Series B Redeemable Convertible Preferred Stock were entitled to participate should any common stock dividends be declared but were not obligated to participate in any losses generated by the Company, diluted net income per share is computed using the weighted-average number of common shares plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted-average basis and, if dilutive, potential common shares outstanding during the period. The Company's potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(7) Earnings Per Share (Continued)

        The following table presents the calculation of basic and diluted net loss per share:

	Three months ended September 30,
	2013	2014
Basic net loss per share:
Numerator:
Net Loss	$(44)	$(4,875)
Less: Preferred dividend rights attributable to participating securities	(781)	—

Net loss attributable to common stockholders	$(825)	$(4,875)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic (in thousands)	31,988	49,566
Weighted-average effect of potentially dilutive shares:
Employee stock options and restricted stock units (in thousands)	—	—

Diluted (in thousands)	31,988	49,566
Net loss per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.10)

        The following table summarizes the outstanding employee stock options, restricted stock units, shares purchasable via the employee stock purchase plan as of the balance sheet date, and redeemable convertible preferred stock that were excluded from the diluted per share calculation for the periods presented because to include them would have been anti-dilutive:

	Three months ended September 30,
	2013	2014
Redeemable convertible preferred stock	11,933	—
Restricted stock units	—	480
Employee stock purchase plan shares	—	27
Employee stock options	2,376	4,600

Total	14,309	5,107

        RSAs were excluded from both basic and diluted earnings per share calculations for the three month period ended September 30, 2013 as the vesting conditions had not been met as of that date.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(8) Income Taxes

        The Company's quarterly provision for income taxes is based on an estimated annual income tax rate. The Company's quarterly provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur.

        The Company recorded income tax (benefit) expense of $(362) and $28 for the three month periods ended September 30, 2013 and 2014, respectively. The Company's effective rate for the three months ended September 30, 2013 differed from statutory rates primarily due to federal and state research and development credits and expenses not deductible for income tax reporting purposes. The Company's effective tax rate for the three months ended September 30, 2014 differ from statutory rates primarily due to the existence of a valuation allowance recorded against the preponderance of the net deferred tax assets.

        The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and, therefore, the need for a valuation allowance on a quarterly basis. It established a valuation allowance on all of its net deferred tax assets except for deferred tax liabilities associated with indefinite-lived intangible assets during fiscal 2014, given that the company determined that it was more likely than not that the Company would not recognize the benefits of its net operating loss carryforwards prior to their expiration. As of September 30, 2014, the Company had no unrecognized tax benefits.

        On September 13, 2013, the IRS issued final regulations and re-proposed regulations that provide guidance with respect to (i) the treatment of materials and supplies, (ii) capitalization of amounts paid to acquire or produce tangible property, (iii) the determination of whether an expenditure with respect to tangible property is a deductible repair or a capital expenditure, and (iv) dispositions of MACRS property. The final regulations will be effective for the fiscal year ending June 30, 2015. Management is reviewing the regulations, but does not believe there will be a material impact on the Company's results of operations, financial position, or cash flows.

(9) Related Party Transactions

        The Company entered into a Memorandum of Understanding ("Memorandum") and a Non-Competition and Non-Solicitation Agreement ("Non-Compete") with its Chairman Steve Sarowitz and Blue Marble, a separate legal entity owned by Mr. Sarowitz in June 2014.

        The Memorandum established the ongoing market based terms between the Company and Blue Marble for services provided to or on behalf of each other. In addition, Paylocity obtained a right of first refusal on the sale of Blue Marble, an option exercisable starting three years from the date of the Memorandum to purchase Blue Marble, and the right of first refusal to purchase any acquisition target of Blue Marble outside the United States of America, all at fair market value. The Memorandum requires Blue Marble to obtain written consent from Paylocity should Blue Marble intend to acquire an entity that provides or partners with other service providers to provide products and services to clients located in the United States of America. The Company provides no management guidance to the entity, has no equity interest in the entity, no obligation or intention to fund any of the entity's operational shortfalls, and no right to any operational surpluses generated by the entity.

PAYLOCITY HOLDING CORPORATION

Notes to the Unaudited Consolidated Financial Statements (Continued)

(all amounts in thousands, except per share data)

(9) Related Party Transactions (Continued)

        The Non-Compete agreement outlines the permissible activities and ongoing responsibilities of Mr. Sarowitz and Blue Marble including an obligation not to compete with services offered by Paylocity and an obligation not to solicit employees of Paylocity.

(10) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through November 7, 2014, the date at which the financial statements were available to be issued and has determined that there are no such events that would have a material impact on the financial statements.

4,600,000 Shares

Paylocity Holding Corporation

Common Stock

Deutsche Bank Securities	BofA Merrill Lynch	William Blair

JMP Securities	Raymond James	Needham & Company